FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 23, 2025, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2025 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2025.

2.	English translation of Management’s Report on Internal Control over Financial Reporting and Confirmation Letter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 18, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2025

An English translation of the underlined items above is included in this document.

* Status of Directors and Senior Management in Item 4.4. Status of Corporate Governance and Other is not translated.

PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2021		2022	2023	2024		2025
Total revenue (millions of yen)	1,617,235		1,593,999	2,486,726	4,157,294		4,736,743
Net revenue (millions of yen)	1,401,872		1,363,890	1,335,577	1,562,000		1,892,485
Income before income taxes (millions of yen)	230,671		226,623	149,474	273,850		471,964
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders (millions of yen)	153,116		142,996	92,786	165,863		340,736
Comprehensive income attributable to NHI shareholders (millions of yen)	141,077		309,113	283,267	307,393		328,560
Total equity (millions of yen)	2,756,451		2,972,803	3,224,142	3,448,513		3,580,999
Total assets (millions of yen)	42,516,480		43,412,156	47,771,802	55,147,203		56,802,170
Shareholders’ equity per share (yen)	879.79		965.80	1,048.24	1,127.72		1,174.10
Net income attributable to NHI common shareholders per share—basic (yen)	50.11		46.68	30.86	54.97		115.30
Net income attributable to NHI common shareholders per share—diluted (yen)	48.63		45.23	29.74	52.69		111.03
Total NHI shareholders’ equity as a percentage of total assets (%)	6.3		6.7	6.6	6.1		6.1
Return on shareholders’ equity (%)	5.73		5.10	3.06	5.10		9.99
Price/earnings ratio (times)	11.60		11.04	16.52	17.78		7.88
Cash flows from operating activities (millions of yen)	667,610		(862,832)	(694,820)	132,640		(678,611)
Cash flows from investing activities (millions of yen)	257,932		(593,182)	(233,225)	(887,938)		(848,647)
Cash flows from financing activities (millions of yen)	(668,725)		1,112,718	1,283,937	1,012,850		1,679,697
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (millions of yen)	3,510,011		3,316,408	3,820,852	4,299,022		4,425,441
Number of staffs	26,402		26,585	26,775	26,850		27,242
[Average number of temporary staffs, excluded from above]	[4,224	]	[4,339 ]	[4,420 ]	[4,234	]	[4,268 ]

1

The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated using Total NHI shareholders’ equity.

3	Certain contract employees are included in Number of staffs.

(2)	Selected stand-alone financial data for the latest five fiscal years

Year ended March 31,	2021		2022		2023		2024		2025
Operating revenue (millions of yen)	328,625		355,487		472,321		557,326		665,643
Ordinary income (millions of yen)	88,992		114,577		121,963		83,720		140,679
Net income (loss) (millions of yen)	(1,508)		176,470		174,264		90,548		132,675
Common stock (millions of yen)	594,493		594,493		594,493		594,493		594,493
Number of issued shares (thousands of shares)	3,233,563		3,233,563		3,233,563		3,163,563		3,163,563
Shareholders’ equity (millions of yen)	2,510,710		2,546,193		2,578,102		2,540,897		2,576,011
Total assets (millions of yen)	7,891,346		8,985,161		9,514,679		10,626,780		11,082,445
Shareholders’ equity per share (yen)	819.55		843.62		858.21		855.20		871.28
Dividend per share (yen)	35.00		22.00		17.00		23.00		57.00
[Interim dividend per share](yen)	[20.00	]	[8.00	]	[5.00	]	[8.00	]	[23.00	]
Net income (loss) per share (yen)	(0.49)		57.60		57.95		30.01		44.89
Net income per share—diluted (yen)	—		55.86		55.95		28.79		43.26
Shareholders’ equity as a percentage of total assets (%)	31.7		28.3		27.1		23.9		23.2
Return on shareholders’ equity (%)	(0.06)		7.00		6.81		3.54		5.19
Price/earnings ratio (times)	—		9.22		9.11		33.96		20.99
Payout ratio (%)	—		37.98		29.30		75.85		127.00
Dividend on shareholders’ equity (%)	4.28		2.64		1.98		2.70		6.54
Number of staffs	154		187		167		185		177
[Average number of temporary staffs, excluded from above]	[—	]	[ —	]	[—	]	[—	]	[—	]
Total Shareholder Return (%)	134.6		125.0		127.5		234.7		232.0
[Comparison index with the above : TOPIX Total Return Index]	[142.1	]	[145.0	]	[153.4	]	[216.8	]	[213.4	]
Highest stock price (yen)	721.0		614.8		573.9		1,006.0		1,080.0
Lowest stock price (yen)	402.5		460.3		464.3		476.7		656.8

1	The dividend per share for the fiscal year ended March 31, 2025 includes a commemorative dividend of 10 yen for the 100th anniversary of the company’s founding.

2	Number of staffs represents staffs who work at the Company.

3	Stock prices are quoted on the Tokyo Stock Exchange (First Section or Prime Market of the Tokyo Stock Exchange).

4	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2021.

5	No Price/earnings ratio (times) or payout ratio was provided due to the net loss for the years ended March 31, 2021.

3. Business Overview.

The Company and its 1,537 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management, banking, and other securities and financial business. There are also 14 companies accounted for under the equity method as of March 31, 2025.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Wealth Management Division

(Domestic)

Nomura Securities Co., Ltd. and others

Investment Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc.

Nomura Asia Pacific Holdings Co., Ltd. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Properties, Inc.

Nomura Global Finance Co., Ltd.

Nomura Research Institute, Ltd.(1)

Nomura Real Estate Holdings, Inc.(1)

(1)	Affiliates
(2)	We have newly established Banking Division, resulting in a structure consisting of four divisions as of April 1, 2025.

5. Employees

(1) Consolidated company

Year ended March 31, 2025
Number of our employees
Total	27,242 (4,268)

1

Business segments of the Nomura Group consist of three divisions: Wealth Management Division, Investment Management Division, and Wholesale Division, along with Other. In Japan, we had 7,045 employees in our Wealth Management Division, 1,127 in our Investment Management Division, 1,779 in our Wholesale Division and 4,926 in Other. In overseas, we had 12,365 employees, most of which were in Wholesale Division.

2	Number of our employees consists of full-time employees. The number of non-fulltime employees on annual average is in brackets, not including in number of our employees.

(2) The Company

			Year ended March 31, 2025
Number of our employees	Average ages	Average service years	Average annual salary
177 (—)	43 years and 9 month	4 years and 5 months	¥13,761,056

1	We had employees of the Company, most of which were in Other in business segments.

2	Number of our employees consists of full-time employees and the number of non-fulltime employees on annual average is in brackets.

3	In addition to the employees above, we had employees of 600, who belong to both the Company and Nomura Securities Co., Ltd.

4	Average annual salary includes bonus and non - standard salary.

(3) Nomura employees’ union

None

(4) The ratio of females in manager roles and so on

Subsidiaries	Ratio of female in manager roles (%) (1) (2)	Ratio of male employees taking childcare leave (%) (1) (3)	Gender pay gap (female pay gap) (%) (1) (2) (4)
			All	Permanent	Fixed Term
Nomura Securities Co., Ltd.	18.0	100.0	56.6	56.6	71.1
Nomura Asset Management Co., Ltd.	18.3	104.0	68.7	71.0	51.2
The Nomura Trust and Banking Co., Ltd.	24.5	175.0	72.4	76.8	56.4
Nomura Business Services Co., Ltd.	25.4	—	69.0	71.0	49.6
SUGIMURA WAREHOUSE Co., Ltd.	14.8	0.0	66.5	71.3	76.5
SUGIMURA TRANSPORTATION Co., Ltd.	2.2	80.0	39.6	65.0	46.5

1	The ratio of female in manager roles is as of March 31, 2025, the ratio of male employees taking childcare leave and the gender pay gaps are calculated from April 1, 2024 to March 31, 2025.

2	The ratio of female in manager roles and the gender pay gaps are calculated according to the Act on the Promotion of Women’s Active Engagement in Professional Life (Act No. 64 of 2015, Japan).

3

The ratio of male employees taking childcare leave is calculated as the ratio of childcare leave taken according to the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Act No. 76 of 1991) and Article 71-6 items (ii) of Ordinance for Enforcement of the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Ordinance of the Ministry of Labor No. 25 of 1991). In companies where the number of male employees who took childcare leave in the current fiscal year exceeded the number of male employees whose spouses gave birth in the current fiscal year, the acquisition rate exceeds 100%.

4

At our major subsidiaries such as Nomura Securities Co., Ltd., Nomura Asset Management Co., Ltd., The Nomura Trust and Banking Co., Ltd., and Nomura Business Services Co., Ltd., a gender pay gap exists among all employees or permanent employees mainly due to the low percentage of female employees in higher corporate titles or positions which are relatively high in salary. As the percentage of female employees in higher corporate titles or positions increases, it is believed that this wage differential will shrink. Each company sets targets for the ratio of female managerial positions in their action plans to promote the active participation of women. As a common initiative in the group, we incorporate Inclusion into personnel evaluations. Specifically, for managers, efforts related to the development of female employees’ abilities, the establishment of a workplace environment that accepts diversity, and the promotion of male employees taking childcare leave and the necessary environmental adjustments are identified as essential tasks. We are continuously implementing initiatives to promote the active participation of women throughout the entire group.

(Reference) Differences in wages between male and female by corporate title at our major subsidiaries.

At Nomura Securities Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 79.6% for exempt employees, 79.6% for non-exempt employees, 85.6% for Managing Directors, 90.0% for Executive Directors, 90.5% for Vice Presidents, 78.8% for Senior Associates, 75.1% for Associates, and 91.3% for Analysts.

At Nomura Asset Management Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 92.4% for exempt employees and 100.6% for non-exempt employees, 94.1% for Managing Directors, 100.8% for Executive Directors, 92.1% for Vice Presidents, 92.4% for Senior Associates, 94.7% for Associates, and 98.9% for Analysts.

At The Nomura Trust and Banking Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 97.2% for exempt employees, 97.6% for non-exempt employees, 95.3% for Managing Directors, 98.3% for Executive Directors, 101.7% for Vice Presidents, 89.4% for Senior Associates, 91.2% for Associates, and 101.9% for Analysts.

At Nomura Business Services Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 98.8% for exempt employees, 86.0% for non-exempt employees, 97.6% for Executive Directors, 107.3% for Vice Presidents, 96.0% for Senior Associates, 97.2% for Associates, and 97.9% for Analysts.

Item 2. Operating and Financial Review

1. Management Challenges and Strategies

All matters relating to the future in the sections below are based on the current views as of the date of filing this Securities Report.

(1) Fundamental Management Policy

1. Fundamental Management Policy

In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.

Fundamental Management Policy of Nomura Holdings, Inc.

(Management Vision)

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

To enhance its corporate value, the Company utilizes return on equity (“ROE”) as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish an earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers’ interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

2. Purpose

NHI will celebrate its 100th anniversary in December 2025. As we look to the next one hundred years, Nomura Group has established a Group Purpose to underpin group management in April 2024. Nomura Group is dedicated to the tenets embodied in its Founder’s Principles and the unwavering values ingrained in its Corporate Philosophy.:

Purpose

We aspire to create a better world by harnessing the power of financial markets

Since its founding, Nomura Group has strived to contribute to the development of financial markets. Amid a complex and rapidly changing environment, Nomura Group will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The Group Purpose articulates Nomura Group’s strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.

3. Management Vision

In May 2024, we formulated a new Management Vision for fiscal 2030, “Reaching for Sustainable Growth”, with the aim of promoting management strategies in line with our Purpose. Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk capital through the provision of a wide range of financial services.

(2) Business Environment

During the year ended March 31, 2025, while global inflation continued to subside, economic sentiment varied across regions, becoming a factor in market fluctuations. In the United States, temporary concerns about an economic slowdown triggered a sharp decline in global stock markets during the summer. In the November 2024 U.S. presidential election, Republican candidate Donald Trump secured victory. Initially, expectations for future tax cuts and deregulation were viewed as positive factors boosting stock prices. However, following his inauguration in January 2025, his statements regarding tariff hikes and the actual implementation of these measures occasionally triggered downward pressure on stock prices. In China, despite the continued stagnation in the real estate market, stock prices remained resilient starting in autumn, supported by expectations of economic stimulus measures driven by fiscal spending. In Europe, stock prices remained relatively weak, but since the beginning of the year, growing hopes for an end to the Russia-Ukraine war have driven notable stock price increases.

Meanwhile, in terms of monetary policy, the U.S. Federal Reserve Board (FRB) began its rate-cutting cycle in September 2024. However, with the strong U.S. economy, expectations for additional rate cuts were limited, and long-term interest rates rose from autumn into the new year. The European Central Bank (ECB) began its rate-cutting cycle in June 2024.

In Japan, the inflation rate declined toward the summer but became more persistent thereafter. The 2024 Shunto (spring wage negotiations) resulted in a 5.3% increase, and a strong trend of above 5% is expected to continue for 2025. Recognizing a strengthening virtuous cycle between wages and prices, the Bank of Japan raised its policy interest rate to 0.25% in July 2024 and further to 0.50% in January 2025. The USD/JPY exchange rate fluctuated, primarily reflecting the interest rate differential between Japan and U.S., but overall remained within a narrow range. Stock prices maintained a long-term upward trend throughout FY2024, supported by improved corporate profit margins.

(3) Management Vision

Our business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

1. Medium-to Long-term Priority Issues

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura Group to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting our Wealth Management business, strengthening the Investment Management Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We are promoting company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure and risk management, evolving the human resource management strategies, further embedding our code of conduct and compliance, and improving operational efficiency using digital technologies and enhancing cybersecurity. For more information on the strategies in each division, please refer to “2. Issues in Each Division.”

As announced in May 2024, we have set a management vision, “Reaching for Sustainable Growth”, as an indication of the direction of management toward fiscal 2030, and management quantitative targets of ROE of 8-10%+ and achieving an income before income taxes of over ¥500 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging our Japan franchise, (ii) achieve sustainable growth of stable revenues, and (iii) further promote our strategy to provide platforms. In addition, we break down the Price Book-value ratio (“PBR”) as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.

2. Issues in Each Division

The challenges and strategies in each division are as follows:

•	Wealth Management Division

As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the Wealth Management Division has seen significant changes in its revenue structure, leading to certain achievements in transitioning to the recurring revenue business. To contribute to the improvement in the ratio of securities to the total financial assets among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through our nationwide network of branches, as well as our digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives) while maximizing our comprehensive strengths to enhance our wide range of products and services in order to advance the wealth management business.

•	Investment Management Division

Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad clients through a wide range of assets classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that leads to the resolution of social issues by providing high-quality investment products that meet the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan’s abundant individual financial assets and the tailwind of the government’s plan for promoting Japan as a leading asset management center, the growth of investment in private assets, high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public market businesses, expand our business platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost control.

As announced in April 2025, we have reached an agreement with Macquarie Group Limited, an Australian financial services group, to acquire 100% of the stock of three companies that operate Macquarie’s U.S. and European public asset management business for an all-cash purchase price of approximately $1.8 billion (subject to closing adjustments). The transaction is targeted to close by the end of the calendar year, subject to customary closing conditions and regulatory approvals.

•	Wholesale Division

Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as adding value to clients, we will continue to enhance collaboration across business lines, regions and divisions while further diversifying our business portfolio to stabilize revenues. We will continue to deploy financial resources to selective and high growth opportunities and also focus on cost optimization.

Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell across our global client franchise leveraging our solid business foundation in Japan and competitive global products to pursue growth opportunities such as Structured Financing and Solution business, International Wealth Management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic and cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments impact our clients’ businesses. We have leveraged our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit of our clients across a range of products and services.

•	Banking Division

We established a new Banking Division, effective April 1, 2025.

The decision to launch the new division was driven by the megatrends of inflation, the changing interest rate environment and the acceleration of movements toward the realization of Japanese government’s “Policy Plan for Promoting Japan as a Leading Asset Management Center.” Nomura Group recognized the importance of enhancing its efforts to provide a diverse range of high-quality services through its Banking businesses. The Banking Division will leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

•	Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and appropriately managing risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

So that all directors, officers and employees not only comply with laws and regulations, but also act in accordance with social norms, aiming to be a company that is truly trusted by society, with a high sense of ethics, can work with confidence and pride, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the “Nomura Founding Principles and Corporate Ethics Day” held every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents to maintain and gain the trust society places in us; discussions are held regarding conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. The Code of Conduct is reviewed periodically to better respond to changes in the social and economic conditions surrounding Nomura Group and to the expectations of stakeholders. In 2024, as part of efforts toward the 100th year anniversary, Nomura Group established the Nomura Purpose “We aspire to create a better world by harnessing the power of financial markets”. The “Nomura Purpose Journey” project was launched to establish and further disseminate the Purpose. It emphasizes that each executive and employee should think about his or her Purpose and thoroughly discuss it with his or her subordinates, superiors, and peers. We believe that this project will provide an opportunity to reconsider “How each officer and employee should make decisions and act concretely” which is an important element of the Code of Conduct, and to further raise each employee’s awareness of the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

(Administrative Action by The Financial Services Agency)

In September 2024, the Japanese Securities and Exchange Surveillance Commission made a recommendation that the Financial Services Agency impose an administrative monetary penalty against Nomura Securities Co., Ltd. (“NSC”) for unlawful trading of Japanese government bond futures in March 2021. In October 2024, the Financial Services Agency issued an administrative monetary penalty order against NSC. In response to this, NSC has formulated and implemented measures to prevent recurrence including the Front Office prevention measures (1st Line of Defense), the Prevention measures in Compliance (2nd Line of Defense), and the Verification by Internal Audit (3rd Line of Defense) in order to further enhance our compliance framework and internal controls and to rebuild trust with our stakeholders. Also, related to this incident, in the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

(Incident Involving Former Employee)

In October 2024, a former employee of NSC was arrested by the Hiroshima Prefecture police and indicted by the Hiroshima District Public Prosecutors Office in November 2024. The Nomura Group takes these matters very seriously and emphasizes that incidents of this nature must never occur at a financial institution entrusted with safeguarding its clients’ assets. In response to this and to ensure that clients feel confident using its services, NSC has established more rigorous and effective countermeasures that are currently being implemented in order to strengthen current measures to enable early detection of misconduct and manage employees’ actions. These countermeasures consist of, among others, the establishment of the Operational Reform Promotion Committee, strengthening supervision of visits to clients’ homes, heightening monitoring of employee business activities, and extending block leave to the Wealth Management Division in order to detect wrongdoing. We have received an evaluation from external specialists regarding the adequacy of our countermeasures and confirmed that progress has been made in establishing a foundation for preventing recurrence. Also, related to this incident, at the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

2. Views on Sustainability and efforts

(1) Nomura’s Basic Views on Sustainability (Strategy)

Since its founding, Nomura has been engaged in the creation of not only economic value but also social value by circulating risk money through the provision of a wide range of financial services, developing financial and capital markets, and providing optimal solutions to clients.

Nomura sees sustainability from two perspectives: “Support the sustainability initiatives of clients and diverse stakeholders as a financial services group” and “Promotes activities such as reducing environmental impact, respecting human rights, and enhancing governance to ensure a sustainable existence for Nomura.”

For more specific initiatives, please also refer to the “Nomura Sustainability Report” scheduled for publication at the end of August 2025.

•	Supporting the sustainability efforts of our clients and stakeholders through business activities as a leading financial institution

Our core role as a financial services group is to support clients through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing ESG-related funds as investments and providing them to individual investors in Japan, in order for Nomura to be selected as our clients’ partner. Nomura sees financing of sustainable causes as a business opportunity to expand the range of services and solutions. In particular, in order to strengthen and promote sustainable finance initiatives, we have set a target of engaging $125 billion in sustainable finance projects in Japan and overseas over the five years ending March 31, 2026.

In addition, we seek to take advantage of the Group’s comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis. Nomura has been a frontrunner in providing financial education programs for people of all ages, ranging from children to adults for more than 20 years, dating back to the 1990s. As the Japanese government aims to realize a virtuous cycle of growth and distribution, in which Japan’s household savings flow more into productive investment, and the benefits of increased corporate value are returned to households, leading to further private sector investment and consumption, under its “Policy Plan for Promoting Japan as a Leading Asset Management Center”, improving financial literacy in Japan is an extremely important issue. In addition to financial education centered on school education, we will also actively seek to support asset building through the workplace for working generations, contribute to the improvement of financial literacy throughout society, and work to develop financial and capital markets through sustainable financial circulation.

•	The Company’s efforts to continue being a sustainable corporate group

Nomura recognizes that addressing environmental issues and respecting human rights are essential elements in the realization of a sustainable society.

Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050. To support these goals, we joined the Net Zero Banking Alliance (“NZBA”), an international framework established by the United Nations Environment Programme Finance Initiative (“UNEP FI”) in September 2021. NZBA played a role as a platform for global financial institutions to discuss and develop the framework. However, recently, countries and regions have begun to formulate and implement regulations and industrial policies tailored to their respective economic and social conditions in order to achieve a decarbonized society. In light of these circumstances, in March 2025, we withdrew from NZBA membership. At the same time, we are focused on circulating funding and capital to enable the transition, as well as on supporting our clients based on the characteristics of each region.

In accordance with the Nomura Group Human Rights Policy, Nomura Group is actively working to improve and enhance its efforts to address human rights issues and promote respect for human rights through the development of various systems and the implementation of training programs. These efforts are regularly discussed by the Sustainability Committee, which is described below, and efforts are made to disclose appropriate information.

In order to put our Group Purpose into action and to maximize our corporate value, the evolution of human resource management strategies is essential. For this reason, Nomura is working to differentiate the human resource management cycle of recruitment, talent development, performance appraisal, and mobility and advancement strategies, deepening “Conduct,” “Inclusion” and “Well-being”. We are working to build a cycle in which people, who are the source of Nomura’s competitiveness, play an active role and provide high added value. (For details, please refer to “(5) Human Capital Initiatives”.)

(2) Nomura’s Sustainability-Related Governance

Nomura is a Company with Three Board Committees under Japanese law, separating management oversight and business execution to strengthen corporate governance. The oversight function and the executive side play respective roles in recognizing climate change risks and opportunities, promoting various measures, and managing risks.

① Board of Directors

The Board of Directors offers advice on sustainability related reports prepared by executive officers, based on our basic sustainability policy which states: “Nomura will contribute to the creation of a truly enriched society through our business activities based on the principles embodied in the Nomura Group Corporate Philosophy, and actively pursue initiatives to resolve social issues and create a sustainable world.” In the year ended March 31, 2025, we dealt with topics such as the disclosure of sustainability-related information, regulations and business practices.

② Sustainability Committee

Nomura has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the company’s sustainability knowledge and accelerate the formulation and promotion of strategies. In the year ended March 31, 2025, we covered topics such as the establishment of NHI Green Issuance Framework, Nomura Group Materiality, efforts to achieve net zero and the establishment of Sustainable Innovation Investment Scheme.

③ Sustainability Forum

In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Forum, as a forum for discussion by executives from across departments and regions, was established in the year ended March 31, 2024. This forum is an evolutionary reformation of the Sustainability Council, established in August 2021, and is divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation. The forum has a flexible structure, such as inviting the additional participant member depending on the topics covered. In the year ended March 31, 2025, we discussed the content of NHI Green Issuance Framework and the interim target of reducing GHG emissions in our investment and loan portfolio.

(3) Nomura’s Risk Management on Sustainability

Increasing attention to the management of Sustainability matters makes it imperative that we continue to develop policies and capabilities in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Amid rapidly changing circumstances around Sustainability, lack of sufficient considerations for Sustainability in business activities may also adversely affect our reputation, results of operations and financial condition. In particular, we recognize that climate change risks are likely to have an impact over the medium to long term, and we seek to manage these risks under appropriate management systems.

① Recognition of the Risks Associated with Climate Change

Nomura recognizes risks arising from changes in the environment due to climate change and identifies the potential impact on our business. There are two types of risks associated with climate change: the risk of loss or damage due to extreme weather events such as large typhoons, droughts, and intense heat (physical risk), and the risks associated with decarbonization, such as the inability to respond to changes in government policies or rapid technological innovations (transition risk). Nomura recognizes the following physical and transition risks associated with climate change.

•	Risk that clients will not adequately respond to climate change, resulting in financial damage, decline in creditworthiness and inability to fulfil their contractual obligations

•	Risk that climate change causes market fluctuations and losses are incurred due to fluctuations in the market price of Nomura’s financial assets

•	Risk of reputational damage if Nomura and counterparties fail to respond appropriately to climate change

•	Risk of financial losses or reputational damage due to inadequate or failed internal processes and employee response to climate change

•	Risk of inadequate strategies or failed execution of strategies as compared with competitors, and risk of gap between strategies and resources

② Our approach on Risks Associated with Climate Change

Climate risk is recognized as one of risks that are understood to potentially impact the firm significantly if they materialize. Climate risk is not recognized as an independent risk, but is understood to be a risk factor affecting various risk areas. Nomura has built an integrated risk management framework that manages the risks caused by climate change by adding new controls into the existing risk management frameworks.

(4) Metrics and Targets

Nomura Group uses metrics related to greenhouse gas emissions to measure and manage the risks and opportunities associated with climate change, with the approval of the Sustainability Committee, as well as to steadily implement initiatives to align with the Paris Agreement and achieve net zero. The progress is also reported regularly to the board of directors. The result for each metric for the year ended in March 2025 will be disclosed in the “Nomura Sustainability Report” and the integrated report scheduled to be issued at the end of August 2025.

#	Metrics	Target	Results (FY2022/23)	Results (FY2023/24)
1	Greenhouse gas emissions from its own operations (Scopes 1 and 2) (*1)	Net Zero by 2030	Scope1 : 2,473 t-CO2 Scope2 : 24,183 t-CO2	Scope1 : 2,423 t-CO2 Scope2 : 19,504 t-CO2
2	Greenhouse gas emissions from its lending and investment portfolios (Scope 3, Category 15)	Net Zero by 2050	Power generation sector GHG emissions: 4,662 kt CO2e Economic emission intensity: 3,422 t-CO2e/$m (As of the end of March 2023)	Power generation sector GHG emissions: 4,516 kt CO2e Economic emission intensity: 2,477 t-CO2e/$m (As of the end of March 2024)
3	Sustainable financing (*2)	US$125bn in sustainable financing over five years by March 2026	US$25.1 bn	US$28.5 bn

(*1)

Scope 2 emissions are calculated using the market-based method based on the GHG Protocol. The market-based method is a method of calculating Scope 2 emissions reflecting companies’ electricity contract. As the emission factor is based on the contractual terms, if a company purchases low-carbon electricity, such as from renewable energy sources, the effect can be reflected.

(*2)

This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group. The cumulative amount from the year ended March 31, 2022 to the year ended March 31, 2024 was US$75 bn.

(Factors considered in each goal setting)

•

Regarding the Greenhouse gas emissions from its own operations, targets are set based on comprehensive consideration of the results of energy conservation efforts, the spread of renewable energy, and the ratio of installed renewable energy.

•

Regarding the Greenhouse gas emissions from its lending and investment portfolios, targets are set by referring to the International Energy Agency’s NZE scenarios and the emission factor database provided by PCAF.

•	Regarding the Sustainable financing, target is set by referring to the assumed market size of sustainable finance provided by external vendors.

(5). Human Capital Initiatives

① Putting our Purpose into action and Maximize Our Corporate Value through the Evolution of Human Resources Management Strategy

We have declared our Group Purpose as “we aspire to create a better world by harnessing the power of financial markets”. In order to put our Group Purpose into action and to maximize our corporate value, we seek to improve our return on equity (ROE) through investing strategically for growth. We believe it is essential to enhance the competitive strength of our employees (human capital) in order to enhance productivity, build value for our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce.

Through improving employee engagement with the long-term evolution of our human resources management strategy, we aim to differentiate the intellectual capital (1) that our human capital delivers as a team and further enhance the added value provided by the Nomura Group.

(1) Our intellectual capital refers to the intangibles that are the source of our competitiveness, including organizational capabilities, know-how, customer networks, and branding.

② Nomura Group’s Human Resources Management Strategy

Our human resources management strategy is based on the values of “Entrepreneurial Leadership,” “Teamwork,” and “Integrity” as defined in our corporate philosophy, and these core values set us apart from our competitors in our recruitment, talent development, performance appraisal, and mobility and advancement strategies, as well as our dedication to deepening “Code of Conduct,” “Inclusion,” and “Well-being.” This strategy forms the core of our recruitment, talent development and retention initiatives. We have decided to establish the Leadership Behaviors Model that sets out five behaviors that we expect of everyone at Nomura, which are “Explore insights & visions,” “Make strategic decisions,” “Inspire entrepreneurship in people,” “Elevate organizational capability,” and “Inclusion.” The Leadership Behaviors Model will be integrated into various human resources management strategies.

a. Recruitment

Our recruitment strategy centers on acquiring talent that shares our core values of “Challenge,” “Collaboration,” and “Integrity” in alignment with our Purpose practice. We seek individuals who possess a strong risk culture, which is vital for effective risk management. To acquire and develop professional talent that consistently seeks new added value, we implement departmental or job-specific recruitment across all regions, including Japan, for both new graduate and mid-career hiring.

We also place significant emphasis on mid-career hiring, recognizing the need for diverse talent with advanced knowledge and expertise in specialized areas. In the past few years, over half of our new hires have been mid-career professionals.

In January 2023, we launched a system to connect with our alumni (former employees) and actively promote their re-employment while fostering connections with those engaged in other fields. As of March 31, 2025, approximately 290 users have registered on our networking site, reflecting an increase of about 40 since the previous year. We are committed to further utilizing this network to strengthen our community.

b. Talent Development

Under the Basic Policy of Talent Development listed below, we are committed to developing our talent.

<Basic Policy of Talent Development>

In order to put into action our Group Purpose, “we aspire to create a better world by harnessing the power of financial markets,” we aim for Nomura Group people to differentiate themselves by being a professional group that continually takes on challenges to create new added value.

We aim to create a self-sustaining decentralized organization in which every single employee has a high level of expertise and leadership. To achieve this, we have reorganized our training programs by hierarchy for new employees, instructors, and managers, and are working to enhance departmental expertise through department-specific training and to promote self-directed career development through enriched self-selection training.

As an example of the self-selection training, we launched our Digital IQ University program in fiscal year 2023. This program enables employees, regardless of whether they are involved in IT operations, to systematically acquire a wide range of knowledge and skills related to digitalization. Additionally, in department-specific training, for example, in our Wholesale Division, we provide a knowledge management platform called “M&A University.” By utilizing this platform, employees can learn specialized knowledge in M&A advisory services and apply it in practical work.

Additionally, we are implementing various selective training programs. Specifically, the following programs are available:

Study Abroad Support Program—For more than 60 years, we have offered tuition assistance programs to employees in Japan in order to support their self-improvement goals through study abroad programs.

Startup training program—We launched our Startup training program in order to provide our employees with work experience at startup companies in Japan. Through this program, we encourage employees to gain experience outside of the Nomura Group and promote a culture of accepting diverse values when they return to the Nomura Group.

Nomura Keiei-juku—We have offered our in-house senior management development program in Japan. The participants, who are selected from the entire Nomura Group, have opportunities to have discussions with senior executives to gain exposure to their perspectives and to deepen their own vision, self-awareness, and determination as candidates of future management.

Nomura Management School—We send senior executives to executive programs operated by external educational institutions. By providing participants with the opportunity to enroll in high-quality executive education programs led by world-class instructors who are experts in various fields, including top-tier instructors from overseas universities, we are focusing on successor development.

c. Performance Appraisal

To deliver on the Nomura Group Purpose, in all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. All managers in Japan paid by job type.

We have also introduced 360-degree feedback globally, and by engaging in dialogue between the target and the evaluators regarding the results, we are supporting the growth and leadership development of the target. Additionally, we have implemented the ERCC rating(2).

(2) Evaluation of Ethics, Risk Management, Compliance and Conduct.

d. Mobility and Advancement

We respect employees’ entrepreneurial mindsets and encourage autonomous career development. While we had a global internal job posting system in place before, we significantly expanded the scope of this system in Japan starting from the year ended March 31, 2021. Regardless of corporate title, many employees have actively applied to this system across departmental boundaries, enabling them to pursue new career opportunities through job rotations.

Additionally, from the perspective of appointing talent to key positions within the group and developing successors for such positions, we globally manage a talent pool of individuals with the potential to assume critical roles. Assessments are conducted for these talent pools, and various leadership development programs are provided to the respective employees based on their leadership potential.

③ Fostering Corporate Culture

We are engaged in fostering our corporate culture by embedding the Code of Conduct, promoting Inclusion and Well-being. To verify and improve the effectiveness of our talent management strategy, we have been conducting the “Nomura Group Employee Survey” since fiscal year 2013, and starting in fiscal year 2023, we have implemented a “Pulse Check Survey” that conducts awareness surveys quarterly on randomly selected employees. By analyzing these initiatives, we aim to connect the results to new measures through a PDCA cycle, focusing on enhancing employee engagement.

In April 2025, we established a Culture & Engagement Division. The Culture & Engagement Division will promote the cultivation of a positive corporate culture across the group and aims to enhance employee engagement.

a. Code of Conduct

We not only comply with laws and regulations but also strive to ensure that all employees act in accordance with social norms. To guide the appropriate behavior expected of our members, we have established the “Nomura Group Code of Conduct” and promote proper conduct based on this code through training and other initiatives. Every year in August, on “Nomura Day of Founding Philosophy and Corporate Ethics,” we collectively reaffirm the lessons learned from past scandals. This includes initiatives aimed at preventing recurrence and maintaining and gaining the trust of society and our customers. We reflect on past misconduct, engage in discussions on proper conduct, and pledge to adhere to the Nomura Group Code of Conduct. Since its formulation in December 2019, the Nomura Group Code of Conduct is annually reviewed to better respond to changes in the social and economic landscape surrounding the Nomura Group and the expectations of our stakeholders.

b. Inclusion

We believe that diversity, represented by our employees from approximately 90 nationalities working across 30 countries and regions at Nomura, helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative and have since been committed to enhancing our work environment through measures such as introducing hourly paid leave and a partnership program. We believe that ‘diversity strengthens an organization’ at the core of our values and aim to create a workplace where each of us feels a sense of belonging when we are valued and respected for who we are. To promote this, our Working Group, which consists of Executive Officers, Senior Managing Directors, heads of group companies and global regions, aims to create such a work environment across the group using a top-down approach. Additionally, our Employee Network, is composed of employee who participate voluntarily and engages in diversity awareness-raising activities at Nomura offices worldwide through a bottom-up approach.

Starting in fiscal year 2024, the promotion of inclusion has been incorporated into the performance management system for all employees and executives worldwide, with the aim of deepening their understanding of inclusion in the workplace and encouraging them to contribute to creating a better work environment.

In Japan, initiatives such as the “Parental Leave Incentive Bonus,” implemented across domestic subsidiaries (with certain exceptions, such as joint ventures), have encouraged male employees to take continuous parental leave of one month or more.

Additionally, approximately 15,000 employees in Japan participated in the “Nomura Group Inclusion Training” as part of greater human rights awareness efforts, aiming to make “Inclusion” a personal matter and to gain a deeper understanding of minority issues. We will continue to seek to foster an inclusive environment where everyone can realize their full potential.

c. Well-being

We recognize the importance of our employees’ physical, emotional, mental and financial well-being so that they can realize their full potential, stay motivated and excel in the performance of their duties. We seek to improve its employee welfare programs, such as childcare and nursing care support, as well as to maintain and promote employee health, so that employees can continue to work with enthusiasm, including the development of appropriate working conditions and a comfortable working environment.

We also recognize the need to reduce Absenteeism (1) and Presenteeism (2), and improve Work Engagement (3) and have set the following measurements in order to monitor employee well-being:

	Measurements (4)			Targets (4) (Year ending March 31, 2026)
	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Absenteeism (millions of yen)(1)	794.7	794.7	759.7	—
Presenteeism (%)(2)	16.1	16.4	17.9	10
Work Engagement(3)	53.7	53.3	53.7	60

(1)

Absenteeism: The impact of absenteeism is measured by financial losses due to absence from work coursed by injury or illness, calculated by multiplying the average compensation of employees for such financial year by the number of employees and the utilization rate of sick leave. While our objective is to reduce this by promoting well-being initiatives, it is also essential to establish an environment where employees can easily take leave when experiencing health issues. Therefore, at this stage, we will refrain from setting specific targets and will instead focus on careful monitoring.

(2)

Presenteeism: A condition in which individuals go to work despite being ill or experiencing symptoms of illness, with negative impacts on business execution and productivity. The figure is calculated based on responses to the SPQ (Single-Item Presenteeism Question, Tokyo University 1-Item Version), a measurement scale developed by the University of Tokyo. Specifically, it is determined by averaging the responses obtained from the health awareness survey and subtracting this average from 100%.

(3)

Work Engagement: A positive, fulfilling, work-related state of mind. This is measured based on deviation from the results of the national average of annual stress assessment, which is an annual mandatory workplace program in Japan to screen for mental health issues in workers.

(4)	The Target figures are for the Nomura Group, and the Measurement figures are for NSC, our major consolidated subsidiary.

We also support the financial well-being of our global employees by offering various programs that contribute to asset formation, such as an employee stock ownership plan, a defined contribution pension plan, and Workplace Tsumitate NISA. We have also implemented an incentive system for contributions to the employee stock ownership plan and Workplace Tsumitate NISA. To enable employees to make more effective use of these systems, we began providing video content (Nomura Financial Wellness Program) in fiscal year 2023 through NSC, and in fiscal year 2024 through other domestic subsidiaries, allowing employees to quickly deepen their understanding of retirement benefits and pension systems.

3. Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occur, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of securities of NHI could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

INDEX

● Risks Relating to the Business Environment

1	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world, including the ones caused by geopolitical events

(1)	Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disaster, geopolitical event and infectious disease could adversely affect our business

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation and reorganization, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face intense competition and may require further revisions of our business model

3	Event risk, including the ones caused by geopolitical events, may cause losses in our trading and investment assets as well as market and liquidity risk

4	Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

● Risks Relating to Our Businesses

5	Our business may incur losses due to various factors in the conduct of its operations

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to significant losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application

8	NHI is a holding company and depends on payments from its subsidiaries

9	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

10	We may face an outflow of clients’ assets due to losses incurred within cash reserve funds or debt securities we offer to clients

● Risks Relating to Our Financial Position

11	We may have to recognize impairment losses with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated balance sheets

12	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

13

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

● Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	Reputational risk could adversely affect our business

16	We may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective

17	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

18	A failure to identify and appropriately address conflicts of interest could adversely affect our business

19	Our business is subject to substantial legal and regulatory risks

(1)	Legal liability related to our business may occur and could adversely affect our business, financial condition and results of operations

(2)	Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

(3)	Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

(4)	Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

(5)	Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

20	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

21	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

22	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

● Risks Relating to the Business Environment

1. Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world, including the ones caused by geopolitical events

Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also military dispute, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and business continuity readiness, and can result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities. Recently, the Bank of Japan ended its negative interest rate policy in March 2024, and further raised the rate in July 2024 and January 2025. While so far, such changes have not materially affected our business, the future of the Bank of Japan’s policies and the potential effect of such changes on our business remain uncertain. Furthermore, due to policy shifts resulting from the change of government in the United States in 2025, as well as defeats of ruling parties in many countries in national level elections held in 2024, there is an increasing uncertainty regarding policy changes. The impact on our business from the broader risks posed by increased uncertainty is unclear.

(2) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets. In the event that a market fails in pricing such assets, it will be difficult to estimate their values. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market becomes unable to price financial instruments held by us, this could lead to unanticipated losses.

We have established a risk management system that measures these market risk and liquidity risk on a daily basis and takes immediate actions if the pre-set limits are exceeded.

(3) Natural disaster, geopolitical event and infectious disease could adversely affect our business

We have developed a business continuity plan for addressing unexpected situations and conduct crisis management exercises which include employee notification tests. This includes the establishment of an emergency command center in the event of an actual disaster to ensure the safety of our officers, employees and others, prevent the expansion of damages, and maintain our business continuity readiness. We also continue to ensure that we can maintain operational resilience (which refers to the ability to continue to provide important business services at a minimum level that should be maintained in the event of a system failure, cyberattack or natural disaster). However, events such as natural disasters, geopolitical events or infectious diseases could exceed the assumptions of our plan and our framework, and we may not always be able to respond to every situation. As a result, our officers and employees may become unable to execute their duties, and our facilities, systems, or communication networks may not function, adversely affecting our business continuity management. Moreover, Japan, where Nomura has its group head office, is prone to natural disasters such as earthquakes and tsunamis. For example, analyses by the Japanese government in 2024 showed a significant probability of severe earthquakes affecting Tokyo and other major metropolitan areas in Japan occurring within the next 30 years. Geopolitical events include cases such as armed conflict or heightened military tensions, acts of terrorism, political instability, and trade fragmentation.

2. The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We continue to experience intense price competition, particularly in brokerage, investment banking and other businesses.

(1) Competition with other financial firms and financial services by non-financial companies is increasing

We face intense competition in the financial services sector from a wide variety of competitors. We compete with other independent securities firms as well as securities firms affiliated with commercial banks and with firms that have broad footprints across regions. As a result, our market shares and commissions earned in the sales and trading, investment banking and Wealth Management businesses in particular have been affected. We face intense competition beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial companies into the financial services sector. In order to address such changes in the competitive landscape, we continue to adopt and transform our business models through various measures. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

(2) Increased consolidation and reorganization, business alliance and cooperation in the financial services industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups have developed business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of the framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances. We also enter into strategic alliances, make investments and launch new businesses. However, if the development and implementation of these business strategies do not proceed as expected, we may not be able to achieve the expected synergies and other benefits or recoup related investments. These new business initiatives and acquisitions may subject us to increased risk as we engage in new activities, transact with a broader array of clients and counterparties and expose ourselves to new asset classes and new markets.

(3) Our global business continues to face intense competition and may require further revision of our business model

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. We have been working to rebuild our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas. The acquisition of Greentech Capital, LLC (“Greentech”) in 2020 and sale of stake of Capital Nomura Securities Public Company Limited in 2023 are examples of reviewing our business platform both organically and inorganically. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater costs and expenses than we expect, or to commit greater financial, management and other resources to the strategies than we expect, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which these strategies are based may not be accurate, which could lead to us realizing fewer benefits or synergies than we expect or could even harm our business and results of operations. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3. Event risk, including the ones caused by geopolitical events, may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, military disputes or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the COVID-19 pandemic in 2020, the invasion of Ukraine by the Russian Federation in 2022, and the geopolitical tensions in the Middle East but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in us not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

4. Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

We consider climate change one of the most important global challenges facing society. The direct impact of climate change (physical risk), and the resulting changes in the business environment (transition risk) could cause us to incur losses.

In addition, increasing attention to the management of sustainability matters such as decarbonization, enhancement of corporate governance, and the resolution of social issues in our business makes it imperative that we continue to develop policies and capabilities in these areas, and that we act responsibly towards our stakeholders, including our shareholders, clients and society at large. However, amid rapidly changing circumstances around sustainability, there may be cases where we are deemed a lack of sufficient focus on sustainability matters such as the environment or human rights in our business activities, and we may not be able to provide sufficient support to clients facing trends such as the just transition to a low carbon economy or other sustainability-related initiatives. Furthermore, there may be cases where our disclosure of sustainability-related information is insufficient, where we are unable to adequately respond to the strengthening of regulations and the diversification of policies, or where it is perceived as such, and where it is evaluated that we are not adequately fulfilling our social responsibilities.

In such cases, there is a possibility that our reputation, results of operations and financial condition may be adversely affected.

● Risks Relating to Our Businesses

5. Our business may incur losses due to various factors in the conduct of its operations.

(1) We may incur significant losses from our trading and investment activities

We maintain trading and investment positions in fixed income, equity and other markets, both for the purpose of facilitating our clients’ trades and for proprietary purposes. Our positions consist of various types of assets such as interest rates, currency, credit, securitized products and equities, including securities, derivatives, repo as well as loan transactions. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuates or if the financial system is overly stressed and the markets move in a way we have not anticipated. In addition, prices of crypto-assets may fluctuate significantly due to various factors such as developments in the industry or in regulation of crypto assets.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, while higher volatility can increase trading volumes, it also increases risk as measured by Value-at-Risk (“VaR”). Higher volatility and wider bid offer spreads may expose us to higher risks in connection with our market-making and proprietary trading businesses, and can also cause us to reduce the outstanding positions or size of these businesses where we consider necessary.

While we have implemented multiple measures designed to improve our risk management activities in response to the U.S. Prime Brokerage Event *, given that our business model involves significant trading activity, we may record significant losses as a result of such trading activity again in the future.

Furthermore, we commit capital to take relatively large positions in connection with our underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. See also “—Risks Relating to Our Financial Position—12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding”.

* U.S. Prime Brokerage Event:

We entered into certain transactions with a prime brokerage client in the United States comprising (i) total return swaps (the “TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client.

Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain on trading in the fourth quarter and the year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of ¥65.4 billion in the quarter ended June 30, 2021 and the year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.

(2) Holding large and concentrated positions of securities and other assets may expose us to significant losses

We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, or providing business solutions to meet our clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these positions can significantly affect the prices at which we are able to liquidate them when needed, resulting in us incurring significant trading losses, as occurred in the U.S. Prime Brokerage Event. We generally have higher exposure to counterparties engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies.

(3) Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for our clients or for proprietary purposes. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with TRS transactions exposure to certain equities. In order to hedge the total return payments, we were obligated to make to the client, we held long positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such unhedged counterparty risk is realized, our hedging strategy of holding the underlying securities means that we are exposed to such market fluctuations, which may cause us to incur losses again in the future.

(4) Our risk management policies and procedures may not be fully effective in managing risks

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer significant losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organization structures and governance frameworks may lead to misunderstanding roles and responsibilities.

For example, with respect to the U.S. Prime Brokerage Event, we incurred significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. While these actions are nearly complete, even when all the actions are completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.

(5) Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

Also, if we incur significant trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a downturn in the market overall or for specific securities, our clients and counterparties could incur significant losses or experience other adverse events of their own, thereby weakening their financial condition and, as a result, increasing the credit risk they pose to us, such as occurred as part of the U.S. Prime Brokerage Event.

(6) Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios would reduce the revenue we receive from these businesses and might increase the number of withdrawals or reduce the number of new investments in these portfolios. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to deposits which are stable assets and passive funds which generate lower fee revenue, may also result in a decline in our revenues.

(7) Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

6. We may be exposed to losses when third parties do not perform their obligations to us

Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. Separately, in the year ended March 31, 2024, the Company recorded a loss of approximately ¥14 billion due to a failure to settle transactions between a subsidiary of the Company and a broker in the U.K. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.

We are also exposed to credit risk from holding securities issued by third parties as well as through the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery by our counterparties such as financial institutions and hedge funds, or to systems failure by clearing agents, exchanges, clearing houses, etc.

Issues related to third party credit risk may include the following:

(1) Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us.

(2) There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that we do not detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty, or to accurately manage and assess such information internally. For example, our credit risk assessments with respect to the client whose default led to the U.S. Prime Brokerage Event did not reflect the full extent of the client’s relevant trading activity. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral, as was the case with loans extended to the prime brokerage client leading in part to the U.S. Prime Brokerage Event.

(3) Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

7. We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application

We widely use models for various purposes including the valuation of illiquid derivative transactions or the estimation of the credit worthiness of certain counterparties. However, models are never perfect, and their use subjects us to model risk. Model errors or incorrect or inappropriate model applications could lead to incorrect decision making, financial losses or damage our credibility. Nomura has a well-established Model Risk Management Framework, including robust model development, implementation, and use, and a sound model validation process and governance. While these initiatives effectively control and limit Model Risk within the firm, it is never perfectly mitigated.

8. NHI is a holding company and depends on payments from its subsidiaries

NHI, the issuer of the common stock underlying the ADSs to which this annual report relates, is a holding company and is heavily dependent on dividends, distributions and other payments from its subsidiaries to be able to settle its financial obligations and liabilities. Regulatory and other legal restrictions, such as those under the Companies Act, may limit NHI’s ability to transfer funds freely, either to or from its subsidiaries. In particular, many of NHI’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, NHI’s main broker-dealer subsidiaries, are subject to regulatory capital requirements and changes in such regulatory capital requirements and the required level could limit the transfer of funds to NHI. While NHI monitors and manages the transfer of funds within the Nomura Group on the basis of relevant laws and regulations on a daily basis, these laws and regulations may hinder NHI’s ability to access funds needed to be able to settle its financial obligations and liabilities.

9. We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities including private equity investments and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant losses in connection with these investments, which could have an adverse impact on our financial condition and results of operations. Moreover, while we may decide to dispose of these equity securities and debt securities, depending on the market conditions, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

10. We may face an outflow of clients’ assets due to losses incurred within cash reserve funds or debt securities we offer to clients

Cash reserve funds, such as money market funds and money reserve funds are typically categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below their par value due to losses resulting from price decreases, defaults or negative interest charges arising from debt securities held by the fund. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds.

In addition, issuers of debt securities that we sell may default or otherwise delay the payment of interest and/or principal.

Such events may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

● Risks Relating to Our Financial Position

11. We may have to recognize impairment losses with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem beneficial. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech and goodwill of ¥12,480 million was reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment losses, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated group balance sheet which may adversely affect our financial condition and results of operations.

12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding, or from a significantly higher cost of funding than normal levels, due to a deterioration in our creditworthiness or a deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities as well as through diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid financial assets. Despite this, there is a risk that we may lose liquidity under certain circumstances, including the following:

(1) We may be unable to access unsecured or secured funding

We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	We incur large trading losses,

•	The level of our business activity decreases due to a market downturn,

•	Regulatory authorities take significant action against us, or

•	Our credit rating is downgraded.

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as increases in market interest rates, reductions in banks’ or other financial institutions’ lending ability, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

(2) We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell assets may also be adversely impacted by other market participants seeking to sell similar assets into the market at the same time.

(3) Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may downgrade or withdraw their ratings or place us on “credit watch” with negative implications. Downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

13. Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

Under U.S. GAAP, we have affiliates and investees accounted for under the equity method and whose shares are publicly traded. If there is a decline in the market price of the shares, we hold in such affiliates below the carrying amount of our investments over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss through earnings which may have an adverse effect on our financial condition and results of operations. For example, we recognized an impairment loss of ¥47,661 million against our investment in Nomura Real Estate Holdings, Inc. during the year ended March 31, 2021.

● Risks Relating to Legal, Compliance and Other Operational Issues

14. Operational risk could adversely affect our business

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events, and includes fraud, compliance, legal, IT, cyber and information security, third party, and other non-financial risks. We always face the potential of operational risk, and if materializes, it could adversely affect our business. Issues related to operational risk may include the risks listed in items 16 to 22 below.

15. Reputational risk could adversely affect our business

Reputational risk is the risk of possible damage to Nomura’s reputation and associated risk to earnings, capital, or liquidity arising from any association, action, or inaction which could be perceived by stakeholders to be inappropriate, unethical, or inconsistent with Nomura Group’s values and corporate philosophy. We always face the potential of reputational risk, and if any of the events described in this Item 3.D occurs and such risk materializes, it could adversely affect our business outlook, financial condition, or results of operations.

16. We may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective

As a New York Stock Exchange (“NYSE”)-listed company and SEC registrant, we assess the effectiveness of internal controls over financial reporting under the U.S. Sarbanes-Oxley Act of 2002. We also assess the effectiveness of internal controls over financial reporting pursuant to the Financial Instruments and Exchange Act and submit the Management’s Report on Internal Control over Financial Reporting including the results of this evaluation as a part of our Japanese language annual securities report. We have established a framework with the goal of ensuring the effectiveness and appropriateness of these controls. However, we may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective.

For example, we identified a material weakness during the quarter ended March 31, 2024 in relation to certain classification and presentation matters within the consolidated statement of cash flows as included within our consolidated financial statements, which resulted in the need to restate the consolidated statement of cash flows in certain of our annual and interim consolidated financial statements. We identified and implemented a number of remediation actions to address this material weakness and intended to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. Our management concluded that our internal control over financial reporting was effective as of March 31, 2024 and March 31, 2025.

If future material weaknesses are identified, we may be unable to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner or requiring additional restatements of our consolidated financial statements or other aspects of our periodic reporting. Such issues may undermine confidence in our published financial information and other reported information by users of our consolidated financial statements, including the holders of our securities, potentially causing reductions in the price of our common stock and/or ADRs. Additionally, such issues could limit our access to capital markets, affect client’s or counterparties’ appetite to enter into transactions with us and subject us to potential regulatory investigations and sanctions. Each of these factors may materially and adversely affect our business, results of operations and financial condition.

17. Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, concealment of unauthorized or unsuccessful activities or criminal or other unlawful actions against customers. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.

We have taken measures in line with the improvement plan to detect and prevent such fraudulent or misconduct by our employees, directors or officers, or any third party in the future, including the establishment and implementation of the “Nomura Group Code of Conduct” including ensuring its thorough dissemination throughout the group and ensuring thorough compliance with its terms, and through compliance training or any other programs, as well as an enhanced internal reporting system. However, the measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by an employee, director, officers, or third parties. If any administrative or judicial sanction is issued against us as a result of such fraudulent or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

In October 2024, a former employee of NSC was arrested by Hiroshima Prefecture police and indicted by the Hiroshima District Public Prosecutors’ Office in November 2024. There is a risk that these developments could adversely affect our reputation, potentially leading to a loss of current and future clients, particularly with respect to clients in the Wealth Management division or other retail businesses, which could adversely affect revenues and overall business performance and could adversely affect our financial condition and results of operations.

Since April 2025, there has been a sharp increase in the number of cases of phishing scams and other cybercrime in which third parties pose as NSC attempting to lead customers to phishing websites using fake emails and to steal customer account numbers and passwords. NSC has decided to thoroughly investigate the damages incurred due to unauthorized access to securities accounts caused by these recent phishing scams, in which third parties utilized customer assets to trade securities, and to provide compensation for damages to a certain extent depending on the individual circumstances. As a result of such phishing scams, as well as any perceived shortcomings in the measures taken to compensate for damages incurred and strengthen security, our future reputation and financial condition could be adversely affected.

18. A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within Nomura, conflicts of interest can also arise where a transaction within the Nomura Group or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest on the basis of the “Nomura Group Conflicts of Interest Management Policy”, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation, the willingness of current or potential clients to do business with us, and give risk to regulatory actions or litigation against us, which could have a material adverse effect on our financial condition and results of operations.

19. Our business is subject to substantial legal and regulatory risks

Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, disputes with our business alliance partners and legal claims concerning our other businesses. When we face the substantial legal liability, we seek advice from experts and third-parties, develop appropriate policies, and address the cases accordingly. However, depending on the disputes, our reputation, financial condition and results of operations could be adversely affected.

(1) Legal liability related to our business may occur and could adversely affect our business, financial condition and results of operations

During a prolonged market downturn or upon the occurrence of an event that adversely affects one of the markets in which we operate, we may be exposed to an increase in claims or significant litigations against us. The cost of defending such claims or litigations may be substantial and our involvement in litigation may damage our reputation. For example, during the year ended March 31, 2022, approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions.

Furthermore, regulatory and market expectations regarding sustainability, including climate change, in each country continue to evolve rapidly and generate conflicting views and approaches. As a result, our efforts toward sustainability, including participation in voluntary initiatives, may be perceived negatively by some stakeholders, potentially resulting in litigation or administrative penalties.

These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. Although we take measures such as timely monitoring and establishing internal governance procedures in order to comply with law and regulations, we may not always be able to prevent such violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

On September 25, 2024, the Japanese Securities and Exchange Surveillance Commission (the “SESC”) issued a recommendation that an administrative monetary penalty payment order be issued to the Company’s subsidiary, NSC, based on the SESC’s finding that NSC engaged in activities that constituted a violation of laws and regulations as part of certain Japanese government bond (“JGB”) futures transactions conducted in March 2021. As a result, in October 2024, NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance and an order for an administrative monetary penalty from the Financial Services Agency (“FSA”). This could impact Nomura’s reputation and financial condition, potentially adversely affecting its business performance.

(3) Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017, and also finalized market risk capital framework published in January 2019. NHI is subject to above revised regulatory capital adequacy ratios, liquidity ratios and leverage ratios since March 2025. Furthermore, in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for domestic systemically important banks (“D-SIBs”), and, in December 2015, the FSA identified NHI as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, NHI is subject to the TLAC requirements in Japan from March 31, 2021 although NHI is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

Under U.S. GAAP, we recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future if certain criteria are met. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in U.S. GAAP in the future, we may be required to reduce the deferred tax assets recognized in our consolidated balance sheets which may adversely affect our financial condition and results of operations. See Note 15 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of military disputes, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across the Nomura Group in accordance with the recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines, which may adversely affect our financial condition and results of operations. See also “—Risks Relating to Legal, Compliance and Other Operational Issues—19. Our business is subject to substantial legal and regulatory risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

20. Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed, disclosed or misused. There is also a risk of unauthorized acquisition of client information and misuse of customer information by former employees.

Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional costs associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

21. System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. In recent years, many of our employees increasingly work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. In addition, Nomura is engaged in the cryptocurrency business, and if the cryptocurrency wallets used in that business become targets of cyberattacks or other information security breaches, there is a possibility of unauthorized outflow or loss of cryptocurrencies. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

22. Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

Under the philosophy that our people are our greatest assets, we view recruitment, talent development, performance appraisal, and mobility and advancement strategies as one human resources management cycle and work on various talent management initiatives in a comprehensive manner. Any failure to hire, retain, and develop qualified personnel may materially and adversely affect our business, financial condition and results of operations. There is significant competition for such personnel, based on factors such as compensation, the working environment, training and other employee benefits and our reputation as an employer. Spending on our human resource initiatives may harm our profitability. Moreover, developing our human resources and instilling in them a uniform corporate culture is a continuous, intensive process, and it may take more time than initially anticipated.

4. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results.

Please refer to Item 1 “Information on the Company and Its Subsidiaries and Affiliates—1. Selected Financial Data” and Item 5 “Financial Information—Consolidates Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows” for Operating Results below. The following information also contains certain forward-looking statements that involve risks, uncertainties and assumptions. Nomura’s actual financial results may differ materially from the forward-looking statements contained herein.

Executive Summary

1. Overall results of business

We recognized net revenue of ¥1,892.5 billion during the year ended March 31, 2025, an increase of 21.2% from the previous year. Non-interest expenses increased by 10.3% to ¥1,420.5 billion, income before income taxes was ¥472.0 billion, and net income attributable to the shareholders of NHI was ¥340.7 billion. Return on equity was 10.0%. Earnings per Share* for the year ended March 31, 2025 was ¥111.03, an increase from ¥52.69 for the year ended March 31, 2024. We have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025. Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share for the year ended March 31, 2025.

* Diluted net income attributable to NHI shareholders per share.

2. Management’s assessment of key initiatives and achievements during the fiscal year

During the year ended March 31, 2025, our management strategy of “expanding the scope of our business from public into private markets” progressed steadily, reflecting our medium to long-term initiatives to grow stable revenues and diversify our Wholesale revenue streams, while controlling costs.

In the Wealth Management Division, recurring revenue grew due to continued net inflows into recurring revenue assets via the provision of comprehensive asset management services. As a result, income before income taxes reached ¥170.8 billion, the highest level in 11 years.

In the Investment Management Division, the alternative asset under management has reached a record high. Net inflows have helped drive growth in asset under management. Business revenue increased by 19% compared to the previous year. Additionally, investment gains have also increased. As a result, both the division revenue and income before income taxes have reached their highest levels since the division was established in April 2021.

In the Wholesale Division, revenue grew across all business lines and regions. In Global Markets, equity products, execution services, and securitized products performed well, and the revenue of international wealth management business in Asia and the Middle East has also increased significantly. In Investment Banking, the revenue of ECM and M&A in Japan has increased due to a high level of corporate actions. Additionally, M&A in EMEA and solution businesses across all regions grew. As a result, we recorded their highest revenue since the year ended March 31, 2017, both in Japan and internationally.

3. Capital policy and shareholder returns

We plan to maintain appropriate capital ratios and aim for sustainable growth through optimal capital allocation. As preparatory steps to achieve our management vision, while controlling cost levels, we are investing for growth to realize our management strategy of expanding the scope of our business from public into private markets, in order to balance investment and shareholder returns, and maximize shareholder value by improving productivity and expanding revenue sources.

We strive to pay dividends using a consolidated payout ratio of at least 40% of each semi-annual consolidated earnings as a key indicator. Additionally, we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions.

For further details of our dividend policy, refer to Item 4. “Company Information—3.Dividend Policy.”

4. Summary by Segment

In our Wealth Management Division, net revenue for the year ended March 31, 2025 increased by 12.2% from the previous year to ¥451.5 billion. Non-interest expenses increased by 0.4% to ¥280.7 billion. As a result, income before income taxes increased by 39.2% to ¥170.8 billion. In the Wealth Management Division, we have worked to strengthen our wealth management services by enhancing comprehensive wealth management services in line with client needs to help our clients achieve the future they envision. Despite an uncertain market environment, there was an increase in flow revenue, mainly due to an increase in the sales of investment trusts, particularly through face-to-face channels. Additionally, there was also a significant increase in recurring revenue due to the expansion of Wealth Management client assets through our consulting services on the entire asset bases of our clients, which we have been working on continuously.

In addition, we aim to build a sustainable client base and expand our business over the medium to long term by establishing contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face consulting, non-face-to-face services using digital tools, and workplace services that address asset building needs.

In our Investment Management Division, net revenue for the year ended March 31, 2025 increased by 24.9% from the previous year to ¥192.5 billion. Non-interest expenses increased by 9.5% to ¥102.9 billion. As a result, income before income taxes increased by 48.8% to ¥89.6 billion. The Investment Management Division recorded the highest business revenue, which is a stable source of revenue, and the highest income before income taxes since the division was established in April 2021. The Investment Management Division has aimed for business revenue growth from increase in assets under management and providing higher value-added asset management. Net inflows for the year ended March 31, 2025 were ¥2.6 trillion, remaining at a high level following the previous year. However, due to market factors, such as the decline in the Japanese stock market, assets under management as of March 31, 2025 only slightly increased to ¥89.3 trillion from March 31, 2024.

On the other hand, the average of assets under management during the year ended March 31, 2025 significantly increased from the previous year, contributing to the expansion of business revenue. Higher value-added services, such as in-house active investments and private asset management business for wealth management, also contributed to the business revenue growth. In particular, alternative assets under management as of March 31, 2025 increased by 40.2% to ¥2,608.2 billion from March 31, 2024. The balance of “Nomu Wrap Fund,” designed to provide investors with a balanced investment approach suitable for various investment styles, reached ¥1.0 trillion.

In our Wholesale Division, net revenue for the year ended March 31, 2025 increased by 22.1% from the previous year to ¥1,057.9 billion. Non-interest expenses increased by 9.8% to ¥891.7 billion. As a result, income before income taxes increased by 208.4% to ¥166.3 billion. In Global Markets, we continued to focus on providing uninterrupted service and liquidity to our clients under tight risk control, as they rebalanced and hedged their portfolio in uncertain markets driven by macro-economic environment, central banks’ policy actions and the U.S. election. We delivered steady performance monetizing client flows and market opportunities led by Securitized Products, Equity Products and International Wealth Management. In Investment Banking, though there were difference among regions, client activity was at a high level and we strived to meet our client’s diversified needs through our services and solutions which led to an increase in the number of deals. Contributions from Advisory, Equity Finance and Equity Solutions in Japan, along with Advisory and Solutions including Private Credit in international regions resulted an increase in revenue.

Progress on Key Performance Indicators (KPIs)

《Management Indicators》

Return on Equity

We have set a quantitative management target for the fiscal year 2030, aiming to achieve an ROE of 8-10%+ and an income before income taxes of over ¥500 billion, as our most important management performance indicators.

After the introduction of the Corporate Governance Code in Japan, the importance of awareness of capital costs has increased among management of Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of financial resources will become even more important for our Company in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.

ROE is defined and calculated as net income attributable to NHI shareholders divided by average of the total shareholders’ equity at the beginning and end of the period. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.

We have set ROE target of 8-10%+ for the year ending March 31, 2031, reflecting the cost of capital for our Company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2025 increased to 10.0% from 5.1% for the prior fiscal year.

In addition, in order to achieve sustainable growth, we have set a quantitative management target for the year ending March 31, 2031 to achieve an income before income taxes of over ¥500 billion, so that it helps them to assess business conditions more concretely and enhance corporate value. For the year ended March 31, 2025, the income before income taxes was ¥472 billion.

Common equity Tier 1 capital ratio

There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. As announced in May 2025, we have decided to set a new upper limit on our target range of a common equity Tier 1 capital ratio of 11% to 14%.

Our common equity Tier 1 capital ratio decreased to 14.52% as of March 31, 2025 from 16.29% as of March 31, 2024. For further details, on the key capital requirements we must follow, see Item 2 “Operating and Financial Review—4. Operating, Financial and Cash Flow Analyses by Management—(5) Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements”.

《Indicators by Business Segment》

In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.

Wealth Management Division

We have adopted the following key indicators in the Wealth Management Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Workplace Services; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	Year ended March 31 (Trillions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Recurring revenue assets	¥18.7	¥23.0	23.0%	¥23.5	2.3%

	Year ended March 31 (Billions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Net inflows of recurring revenue assets	¥580.5	¥702.0	20.9%	¥1,374.0	95.7%

* Revised figures retroactively prior to and including the year ended March 31, 2024 due to a change in definition as mentioned below.

	Year ended March 31 (Thousands)
	2023	2024	% Change from previous year	2025	% Change from previous year
Flow business clients	1,446	1,692	17.0%	1,644	(2.9)%
Workplace Services	3,489	3,627	4.0%	3,883	7.0%

Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥992.7 billion as reported within Loans receivable in the consolidated balance sheets as of March 31, 2025. Total recurring revenue assets as of March 31, 2025, were ¥23.5 trillion, an increase of ¥0.5 trillion, or 2.3%, from ¥23.0 trillion as of March 31, 2024, due to initiatives to increase recurring revenue assets and market factors.

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. In order to more closely monitor the progress of the stock business, we have retroactively revised the definition for this fiscal year so as not to include the net decrease due to investment trust distributions, which we believe more clearly isolates the level of inflows or outflows of investment trust assets under management (other than distributions). As a result, the net inflows of recurring revenue assets for the year ended March 31, 2023 increased from ¥333.7 billion to ¥580.5 billion. Similarly, the net inflows for the year ended March 31, 2024 increased from ¥317.4 billion to ¥702.0 billion. As a result of our success in establishing market presence in the Wealth Management business, the total net inflows of recurring revenue assets during the year ended March 31, 2025, were ¥1,374.0 billion, exceeding the ¥702.0 billion recorded for the year ended March 31, 2024 by 95.7%.

The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of March 31, 2025, was approximately 1,644 thousand, which is 2.9% lower than the number as of March 31, 2024, which was 1,692 thousand. This decrease resulted from a slowdown in accumulation toward the end of the fiscal year against the background of heightened uncertainty about the future.

Workplace Services are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of March 31, 2025, the number of workplace services provided stood at 3,883 thousand. We achieved an expansion of 255 thousand, 7.0% increase from that of March 31, 2024, which was 3,627 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth.

Investment Management Division

We have set the balance of assets under management and net inflows as key performance indicators for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this metric to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. We believe that net inflows are an effective metric to monitor the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	Year ended March 31 (Billions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Net inflow	¥(760)	¥3,760	—%	¥2,648	(29.5)%

	(Trillions of yen)
	March 31, 2023	March 31, 2024	% Change from previous year	March 31, 2025	% Change from previous year
The balance of assets under management	¥67.3	¥89.0	32.2%	¥89.3	(0.4)%

Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the year ended March 31, 2025, Net inflows reached ¥2.6 trillion. In the investment trust business, while there were outflows from Money Reserve Funds and other money market funds, there were inflows into ETFs, alternative investments and balanced funds. In the investment advisory and international businesses, there were inflows into global equities and Japanese bonds from domestic institutional investors.

The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in assets managed by asset managers under the Investment Management Division. Despite market factors, including the decline in the Japanese stock market, assets under management increased slightly from March 31, 2024, ending at ¥89.3 trillion as of March 31, 2025 due to net inflows.

Wholesale Division

We have adopted a cost-to-income ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Cost-to-income ratio	96%	94%	(2)%	84%	(10)%
Revenue/modified RWA	6.5%	6.8%	0.3%	7.6%	0.8%

The cost-to-income ratio for the Wholesale Division is calculated by dividing non-interest expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved during the year ended March 31, 2025 compared to the previous year as Wholesale costs increased 10% while revenues grew 22%. Revenues increased on a year-over-year basis across Global Markets and Investment Banking. Global Markets uptick was driven by strong performance across Equity Products, Execution Services, Securitized Products, and International Wealth Management business, whereas Investment Banking witnessed significant growth in ECM, M&A and Solutions businesses. Cost increase was primarily driven by increased revenue-linked trading activity and higher performance related costs. The ratio improved during the year ended March 31, 2024 compared to the previous year as Wholesale revenues rose faster than overall costs. The revenue increase was driven by growth in Investment Banking across major businesses, as well as improved performance in Global Markets particularly in Spread Products and Equity Products. Cost growth was mainly due to higher variable costs in line with performance and higher fixed costs due to inflation.

The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal capital ratio target of 12.5% (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the year ended March 31, 2025 compared to the previous year, as the growth in Wholesale revenue offset the impact of increase in RWA. Revenue increased across both Global Markets and Investment Banking, driven by strong performance in Equity Products, Execution Services, Securitized Products and International Wealth Management, as well as growth in ECM, M&A and Solutions businesses. Revenue to modified RWA increased for the year ended March 31, 2024 compared to the previous year, with the increase in Wholesale revenue more than offsetting the impact of increase in RWA. The revenue increased mainly from Global Markets due to improved performance in spread products and equity products and in Investment Banking across major businesses.

Banking Division

On April 1, 2025, Nomura Group established a new Banking Division. Key indicator(s) decided for Banking Division, as a new business segment, will be disclosed from the year ending March 31, 2026.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen, except percentages
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenues:
Commissions	¥279,857	¥364,095	30.1%	¥407,011	11.8%
Fees from investment banking	113,208	173,265	53.1	212,234	22.5
Asset management and portfolio service fees	271,684	310,154	14.2	378,196	21.9
Net gain on trading	563,269	491,611	(12.7)	580,099	18.0
Gain on private equity and debt investments	14,504	11,877	(18.1)	7,634	(35.7)
Gain (loss) on investments in equity securities	(1,426)	9,612	—	444	(95.4)
Other	130,940	175,824	34.3	223,264	27.0

Total Non-interest revenues	1,372,036	1,536,438	12.0	1,808,882	17.7
Net interest revenue	(36,459)	25,562	—	83,603	227.1

Net revenue	1,335,577	1,562,000	17.0	1,892,485	21.2
Non-interest expenses	1,186,103	1,288,150	8.6	1,420,521	10.3

Income before income taxes	149,474	273,850	83.2	471,964	72.3
Income tax expense	57,798	96,630	67.2	124,709	29.1

Net income	¥91,676	¥177,220	93.3%	¥347,255	95.9%
Less: Net income (loss) attributable to noncontrolling interests	(1,110)	11,357	—	6,519	(42.6)

Net income attributable to NHI shareholders	¥92,786	¥165,863	78.8%	¥340,736	105.4%

Return on equity	3.1%	5.1%		10.0%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. This increase was primarily driven by Asset management and portfolio service fees from our Wealth Management Division and Investment Management Division and Net gain on trading from our Wholesale Division. The increase in Commissions was primarily due to an increase in commissions received from distribution of investment trusts. Fees from investment banking increased during the year ended March 31, 2025 primarily due to an increase in revenue from underwriting and sales commission and M&A advisory fee. Asset management and portfolio service fees increased as the average of asset under management increased during the year ended March 31, 2025. Net gain on trading increased during the year ended March 31, 2025, primarily due to an increase in revenue from the Fixed Income and Equities businesses. Net gain on trading also included total gains of ¥2.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread. Gain (loss) on investments in equity securities decreased during the year ended March 31, 2025, primarily due to a result of market correction of the underlying investment during the year ended March 31, 2025. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2025, primarily due to foreign exchange gains.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024. This increase was primarily driven by Commissions from our Wealth Management Division. The increase in Commissions was primarily due to an increase in commissions received from brokerage for equity and equity-related products and distribution of investment trusts. Fees from investment banking increased during the year ended March 31, 2024 primarily due to an increase in revenue from underwriting and sales commission. Asset management and portfolio service fees increased as asset under management increased during the year ended March 31, 2024. Net gain on trading decreased during the year ended March 31, 2024, primarily due to recovery of losses related to the U.S. Prime Brokerage Event disappeared. Net gain on trading also included total losses of ¥13.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spread. Gain (loss) on investments in equity securities increased during the year ended March 31, 2024, primarily due to a result of market appreciation of the underlying investment during the year ended March 31, 2024. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2024, primarily due to foreign exchange gains.

Net interest revenue fluctuates by the balance and structure of total assets and liabilities, which includes trading assets and financing and lending transactions, and term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2025, interest and dividend revenue, including a dividend from our investment in American Century Investments increased by 12%, and interest expense increased by 10% from the year ended March 31, 2024. As a result, Net interest revenue for the year ended March 31, 2025 increased from the year ended March 31, 2024. For the year ended March 31, 2024, interest and dividend revenue, including a dividend from our investment in American Century Investments increased by 135%, and interest expense increased by 126% from the year ended March 31, 2023. As a result, Net interest revenue for the year ended March 31, 2024 increased from the year ended March 31, 2023.

Non-interest expenses for the year ended March 31, 2025 increased from the year ended March 31, 2024, primarily due to increase in Compensation and benefits.

Non-interest expenses for the year ended March 31, 2024 increased from the year ended March 31, 2023, primarily due to increase in Compensation and benefits.

We are subject to various taxes in Japan and we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the year ended March 31, 2023, 2024 and 2025, respectively. Furthermore, as a result of revision to Japanese domestic tax laws on March 31, 2025, Nomura’s effective statutory tax rate will increase from 31% to 31.5% for fiscal years beginning on or after April 1, 2026. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

Income tax expense for the year ended March 31, 2025, represented an effective tax rate of 26.4%. The significant factors causing the difference between the effective tax rate of 26.4% and the effective statutory tax rate of 31% were the changes in deferred tax valuation allowances which decreased the effective tax rate by 5.3%.

Income tax expense for the year ended March 31, 2024, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% were the increment of non deductible expenses which increased the effective tax rate by 6.0%, partially offset by the non-taxable income which decreased the effective tax rate by 2.5%.

Income tax expense for the year ended March 31, 2023, represented an effective tax rate of 38.7%. The significant factors causing the difference between the effective tax rate of 38.7% and the effective statutory tax rate of 31% were the changes in deferred tax valuation allowances which increased the effective tax rate by 11.3%, partially offset by the non-taxable income which decreased the effective tax rate by 4.7%.

Results by Business Segment

Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments. We renamed the Retail Division as the “Wealth Management Division” , effective April 1, 2024 to reflect the transformation of business model.

Net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. We established a new Banking Division, effective April 1, 2025. Historical financial information as of and for three years ended March 31, 2025 and the discussion thereof included in this annual report is presented on the basis of our historical structure consisting of three divisions (Wealth Management, Investment Management and Wholesale). Discussions of our business on and after April 1, 2025, including discussions of our strategy and goals, are on the basis of the new four division structure.

A part of unrealized gain (loss) on certain investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Wealth Management

Operating Results of Wealth Management

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥297,496	¥395,900	33.1%	¥440,553	11.3%
Net interest revenue	2,695	6,461	139.7	10,934	69.2

Net revenue	300,191	402,361	34.0	451,487	12.2
Non-interest expenses	266,695	279,682	4.9	280,736	0.4

Income before income taxes	¥33,496	¥122,679	266.2%	¥170,751	39.2%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025 primarily due to an increase in asset management fees.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to an increase in commissions earned from brokerage commissions and the distribution of investment trusts.

Non-interest expenses was largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to an increase in bonus expense driven by an increase in revenue.

The following table shows the breakdown of Wealth Management non-interest revenues for the year ended March 31, 2024 and 2025.

			Millions of yen
			Year ended March 31
			2024	2025	% Change from previous year
Commissions			¥173,461	¥183,598	5.8%
Brokerage commissions			80,239	72,249	(10.0)
Commissions for distribution of investment trusts			54,857	65,852	20.0
Other commissions			38,365	45,497	18.6
Net gain on trading			55,919	52,483	(6.1)
Fees from investment banking			23,066	27,323	18.5
Asset management fees			124,446	156,732	25.9
Others			19,008	20,417	7.4

Non-interest revenues			¥395,900	¥440,553	11.3%

Commissions increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in commissions for distribution of investment trusts. Asset management fees increased from the year ended March 31, 2024 to the year ended March 31, 2025, due to an increase in recurring revenue.

Wealth Management Client Assets

The following table presents amounts and details regarding the composition of Wealth Management client assets as of March 31, 2024 and 2025. Wealth Management client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2024
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥78.0	¥31.1	¥(27.0)	¥20.4	¥102.5
Debt securities	18.5	13.6	(18.4)	6.4	20.1
Equity investment trusts	10.2	3.8	(3.6)	2.9	13.3
Debt investment trusts	6.8	0.8	(0.3)	0.0	7.3
Overseas mutual funds	1.2	0.5	(0.1)	0.2	1.8
Others	7.5	1.8	(0.8)	0.1	8.6

Total	¥122.2	¥51.6	¥(50.2)	¥30.0	¥153.6

	Trillions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥102.5	¥41.1	¥(38.4)	¥(13.0)	¥92.2
Debt securities	20.1	20.5	(23.7)	3.8	20.7
Equity investment trusts	13.3	5.4	(5.0)	(0.4)	13.3
Debt investment trusts	7.3	0.7	(0.5)	(0.8)	6.7
Overseas mutual funds	1.8	0.7	(0.2)	(0.3)	2.0
Others	8.6	2.5	(1.1)	(1.1)	8.9

Total	¥153.6	¥70.9	¥(68.9)	¥(11.8)	¥143.8

Wealth Management client assets decreased from March 31, 2024 to March 31, 2025. The balances of our clients’ equity and equity-related products decreased from March 31, 2024 to ¥92.2 trillion as of March 31, 2025, mainly due to market depreciation during the year. The balances of our clients’ investment trusts decreased by ¥0.4 trillion from ¥22.4 trillion as of March 31, 2024 to ¥22.0 trillion as of March 31, 2025.

Wealth Management client assets increased from March 31, 2023 to March 31, 2024. The balances of our clients’ equity and equity-related products increased ¥24.5 trillion from March 31, 2023 to ¥102.5 trillion as of March 31, 2024, mainly due to increase of inflows during the year. The balances of our clients’ investment trusts increased by ¥4.2 trillion from ¥18.2 trillion as of March 31, 2023 to ¥22.4 trillion as of March 31, 2024.

Investment Management

Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥120,096	¥149,575	24.5%	¥181,010	21.0%
Net interest revenue	8,463	4,568	(46.0)	11,463	150.9

Net revenue	128,559	154,143	19.9	192,473	24.9
Non-interest expenses	85,064	93,945	10.4	102,882	9.5

Income before income taxes	¥43,495	¥60,198	38.4%	¥89,591	48.8%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in personnel expenses driven by increases in bonuses.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in personnel expenses driven by increases in bonuses.

The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Business revenue(1)	¥120,664	¥137,249	13.7%	¥163,688	19.3%
Investment gain/ loss(2)	7,895	16,894	114.0	28,785	70.4

Net revenue	¥128,559	¥154,143	19.9%	¥192,473	24.9%

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2024 and 2025.

		Billions of yen
		Year ended March 31, 2024
		Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.		¥69,092	¥31,019	¥(28,614)	¥19,514	¥91,011
Nomura Corporate Research and Asset Management Inc. etc.		3,868	1,799	(1,098)	1,019	5,588

Combined total		72,960	32,818	(29,712)	20,533	96,599
Shared across group companies		(5,688)	(2,061)	1,680	(1,529)	(7,598)

Total		¥67,272	¥30,757	¥(28,032)	¥19,004	¥89,001

	Billions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥91,011	¥(2,837)	¥34,509	¥(33,369)	¥(1,264)	¥88,050
Nomura Corporate Research and Asset Management Inc. etc.	5,588	0	1,091	(1,382)	249	5,546

Combined total	96,599	(2,837)	35,600	(34,751)	(1,015)	93,596
Shared across group companies	(7,598)	2,837	(952)	1,552	(97)	(4,258)

Total	¥89,001	¥0	¥34,648	¥(33,199)	¥(1,112)	¥89,338

Notes: Combined total of Nomura Asset Management Co., Ltd. and Shared across group companies assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.

Assets under management was largely unchanged the year ended March 31, 2024 to the year ended March 31, 2025.

Assets under management increased primary due to market factors and net inflows into a wide range of products during the year ended March 31, 2024.

The following table presents Nomura Asset Management Co., Ltd.’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2023, 2024 and 2025.

	March 31
	2023	2024	2025
Total of publicly offered investment trusts	27%	26%	25%
Equity investment trusts	25%	25%	24%
Debt investment trusts	44%	44%	44%

(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥62.1 trillion as of March 31, 2025, a ¥0.8 trillion, 1% decreased from March 31, 2024. This decrease was due to net inflows of ¥1.6 trillion and market depreciation of ¥2.4 trillion. Despite the market depreciation, the balances of certain investment trusts, including TOPIX Banks Exchange Traded Fund and Nomu Wrap Fund increased.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥62.9 trillion as of March 31, 2024, a ¥15.0 trillion, 31% increased from March 31, 2023. This increase was due to net inflows of ¥1.5 trillion and market appreciation of ¥13.4 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund and NIKKEI 225 Exchange Traded Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥809,681	¥875,664	8.1%	¥1,015,803	16.0%
Net interest revenue	(37,301)	(9,517)	—	42,135	—

Net revenue	772,380	866,147	12.1	1,057,938	22.1
Non-interest expenses	743,011	812,236	9.3	891,656	9.8

Income before income taxes	¥29,369	¥53,911	83.6%	¥166,282	208.4%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products and execution service. Investment Banking revenues increased primarily due to strong performance in Japan and overseas during the year ended March 31, 2025.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products in all regions and strong performance in execution service in Japan due to appreciation of market. Investment Banking revenues increased primarily due to strong performance in Japan during the year ended March 31, 2024.

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses compared to previous year.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses due to increase in stock compensation from appreciation of stock price compared to previous year.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥656,298	¥707,113	7.7%	¥874,622	23.7%
Investment Banking net revenue	116,082	159,034	37.0	183,316	15.3

Net revenue	¥772,380	¥866,147	12.1%	¥1,057,938	22.1%

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products referencing these financial instruments to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Wealth Management and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of products of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. In our Fixed Income businesses, Net revenue increased from ¥420,268 million for the year ended March 31, 2024 to ¥499,203 million for the year ended March 31, 2025 primarily due to a strong performance in spread products compared to the previous fiscal year. In our Equities business, Net revenue increased from ¥286,845 million for the year ended March 31, 2024 to ¥375,419 million for the year ended March 31, 2025, primarily due to strong performance in equity products and execution service compared to the previous fiscal year.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024. In our Fixed Income businesses, Net revenue increased from ¥402,435 million for the year ended March 31, 2023 to ¥420,268 million for the year ended March 31, 2024 primarily due to a strong performance in spread products compared to the previous fiscal year. In our Equities business, Net revenue increased from ¥253,863 million for the year ended March 31, 2023 to ¥286,845 million for the year ended March 31, 2024, primarily due to strong performance in equity products in all regions compared to the previous fiscal year.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as Asia, Europe and the U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to increases in underwriting and sales commission and M&A advisory fee during the year.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to increases in underwriting and sales commission during the year.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 21 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income before income taxes in Other operating results were ¥73,385 million for the year ended March 31, 2023, ¥47,403 million for the year ended March 31, 2024 and ¥46,889 million for the year ended March 31, 2025, which was largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025.

Other operating results for the year ended March 31, 2025 include the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥1,443 million and gains from changes in counterparty credit spreads on derivative assets of ¥828 million.

Other operating results for the year ended March 31, 2024 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥12,068 million and gains from changes in counterparty credit spreads on derivative assets of ¥7,248 million.

Other operating results for the year ended March 31, 2023 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥5,385 million and gains from changes in counterparty credit spreads on derivative assets of ¥4,671 million.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2 “4. Operating, Financial and Cash Flow Analyses by Management — (5) Liquidity and Capital Resources.”

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5 “1. Consolidated Financial Statements and Other,” Note 2 “Fair value measurements” as well as Note 3 “Derivative instruments and hedging activities.”

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 95%

•	Holding period: One day

•	Consideration of price movement among the products

Nomura uses a confidence level of 95% for VaR with a one-day holding period, which is used for our disclosure. Please find below the VaR data for the one-day holding period for the year ended March 31, 2025.

2)	Records of VaR

	Billions of yen
	As of
	March 31, 2024	March 31, 2025
Equity	¥3.3	¥2.0
Interest rate	2.6	2.1
Foreign exchange	2.1	1.5

Subtotal	8.0	5.6
Less: Diversification Benefit	(2.5)	(1.8)

VaR	¥5.5	¥3.8

	Billions of yen
	Year ended March 31, 2025
	Maximum	Minimum	Average
VaR	¥6.9	¥3.5	¥5.2

(3) Critical accounting policies and estimates

Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.

The following table summarizes the critical accounting policy which has the most significant impact on our consolidated financial statements for the year ended March 31, 2025. The table also identifies the critical accounting estimates inherent within application of the policy, the nature of the estimates, the underlying assumptions and judgments made by our management during the year to derive those estimates and the financial impact had we applied different estimates or assumptions during the year. See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this annual report for more information on the critical accounting policy we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how the critical accounting policy and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the year ended March 31, 2025
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments

A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income or accumulated other comprehensive income for a particular financial instrument.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs.

•  For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

See Note 2 “Fair value measurements” for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) during the year increased from ¥1,041 billion as of March 2024 to ¥ 1,330 billion as of March 2025. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of March 31, 2025 (6 % as of March 31, 2024.)

See Note 2 “Fair Value measurements” for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of March 31, 2025.

	Millions of yen
	March 31, 2025
	Funded	Unfunded	Total
Europe	¥27,512	¥134,266	¥161,778
Americas	17,687	210,526	228,213
Asia and Oceania	450	28,665	29,115

Total	¥45,649	¥373,457	¥419,106

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities, see Note 7 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1 “Basis of accounting and summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

(4) Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2025.

Millions of yen
March 31, 2025
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,105
Investments in subsidiaries and affiliates	310
Valuation of financial instruments	123,754
Accrued pension and severance costs	6,571
Other accrued expenses and provisions	86,813
Operating losses	462,392
Lease liabilities	45,937
Other	19,994

Gross deferred tax assets	783,876
Less - Valuation allowances	(571,017)

Total deferred tax assets	212,859

Deferred tax liabilities
Investments in subsidiaries and affiliates	120,341
Valuation of financial instruments	107,997
Undistributed earnings of foreign subsidiaries	3,014
Valuation of fixed assets	22,930
Right-of-use assets	41,413
Other	5,760

Total deferred tax liabilities	301,455

Net deferred tax assets (liabilities)	¥(88,596)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the Liquidity Coverage Ratio (“LCR”) and the Net Stable Funding Ratio (“NSFR”) issued by the Financial Services Agency (“FSA”).

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2025, our liquidity portfolio was ¥10,156.7 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2024 and 2025 and averages maintained for the years ended March 31, 2024 and 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for year ended March 31, 2025	March 31, 2025
Cash, cash equivalents and time deposits(1)	¥3,741.8	¥3,629.9	¥4,395.5	¥4,196.3
Government debt securities	4,029.4	4,348.6	4,765.2	5,475.4
Others(2)	423.4	439.5	501.3	485.0

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,662.0	¥10,156.7

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2024 and 2025 and averages maintained for the years ended March 31, 2024 and 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for year ended March 31, 2025	March 31, 2025
Japanese Yen	¥1,964.8	¥1,702.3	¥2,522.7	¥2,868.2
U.S. Dollar	4,341.1	4,601.7	4,912.4	4,840.2
Euro	933.2	1,023.5	1,101.3	1,234.6
British Pound	549.4	659.8	667.1	662.5
Others(1)	406.1	430.7	458.4	551.2

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,662.0	¥10,156.7

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 18 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
NHI and NSC(1)	¥1,495.2	¥2,439.4
Major broker-dealer subsidiaries	3,592.5	4,219.8
Bank subsidiaries(2)	1,319.9	1,784.4
Other affiliates	2,010.4	1,713.1

Total liquidity portfolio	¥8,418.0	¥10,156.7

(1)

NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,432.2 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2025 was ¥12,588.9 billion, which represented 262.1% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2024	March 31, 2025
Net liquidity value of other unencumbered assets	¥3,175.6	¥2,432.2
Liquidity portfolio	8,418.0	10,156.7

Total	¥11,593.6	¥12,588.9

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments - these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 62.4% of total long-term debt outstanding as of March 31, 2025 from 59.4% as of March 31, 2024.

(1) Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
Short-term bank borrowings	¥177.5	¥369.2
Other loans	356.0	304.4
Commercial paper	224.8	113.8
Deposits at banking entities	1,880.9	2,371.4
Certificates of deposit	232.4	262.8
Debt securities maturing within one year	1,089.8	1,380.7

Total short-term unsecured debt	¥3,961.4	¥4,802.3

(2) Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., LTD. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
Long-term deposits at banking entities	¥243.0	¥471.4
Long-term bank borrowings	3,408.4	3,272.8
Other loans	292.3	306.0
Debt securities(1)	6,311.2	6,757.2

Total long-term unsecured debt	¥10,254.9	¥10,807.4

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfers and Servicing.”

(3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.1 years as of March 31, 2025. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 9.0 years as of March 31, 2025. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.6 years as of March 31, 2025.

(4) Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario - To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario - To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2025, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the LCR to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The NSFR has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on implementation of LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by the FSA on October 31, 2014. The notice was implemented at the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCR for the three months ended March 31, 2025 was 234.1%, and Nomura was compliant with all LCR regulatory requirements. As for NSFR, the revision of the liquidity regulatory notice was published by the FSA on March 31, 2021 and was implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2025 was compliant with all NSFR regulatory requirements.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 31, 2024, we recorded net cash outflows from investing activities and net cash inflows from operating activities and financing activities. For the year ended March 31, 2025, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the years ended March 31, 2024 and 2025.

	Billions of yen
	Year Ended March 31
	2024	2025
Net cash provided by (used in) operating activities	¥132.6	¥(678.6)
Net income	177.2	347.3
Trading assets and private equity and debt investments	(386.5)	(3,026.3)
Trading liabilities	(411.8)	574.2
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	290.8	1,108.8
Securities borrowed, net of securities loaned	(324.1)	526.2
Other net operating cash flow reconciling items	787.0	(208.8)
Net cash used in investing activities	(887.9)	(848.6)
Net cash outflows from time deposits	(83.0)	(107.0)
Net cash outflows from loans	(791.7)	(538.9)
Net cash inflows / (outflows) from other non-trading debt securities	23.3	(47.8)
Other net investing cash outflows	(36.5)	(154.9)
Net cash provided by financing activities	1,012.9	1,679.7
Net cash inflows from long-term borrowings	962.9	1,020.9
Net cash inflows / (outflows) from short-term borrowings	98.0	(26.7)
Net cash inflows from deposits received at banks	107.5	785.4
Other net financing cash outflows	(155.5)	(99.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	220.6	(26.0)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	478.2	126.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,820.9	4,299.0

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥4,299.0	¥4,425.4

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2025, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥126.4 billion to ¥4,425.4 billion. Net cash of ¥1,679.7 billion was provided by financing activities due to net cash inflows of ¥1,020.9 billion from Net cash inflows from long-term borrowings. Net cash of ¥848.6 billion was used in investing activities due to net cash outflows of ¥538.9 billion from Net cash outflows from loans. As part of trading activities, while there were net cash outflows of ¥2,452.1 billion primarily due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥1,635.0 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥678.6 billion was used in operating activities.

For the year ended March 31, 2024, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥478.2 billion to ¥4,299.0 billion. Net cash of ¥1,012.9 billion was provided by financing activities due to net cash inflows of ¥962.9 billion from Net cash inflows from long-term borrowings. Net cash of ¥887.9 billion was used in investing activities due to net cash outflows of ¥791.7 billion from Net cash outflows from loans. As part of trading activities, while there were net cash outflows of ¥798.3 billion primarily due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥709.8 billion from Payables. As a result, net cash of ¥132.6 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2025, were ¥56,802.2 billion, an increase of ¥1,655.0 billion compared with ¥55,147.2 billion as of March 31, 2024, reflecting primarily an increase in Trading assets. Total liabilities as of March 31, 2025, were ¥53,221.2 billion, an increase of ¥1,522.5 billion compared with ¥51,698.7 billion as of March 31, 2024, reflecting primarily an increase in Long-term borrowings. NHI shareholders’ equity as of March 31, 2025 was ¥3,470.9 billion, an increase of ¥120.7 billion compared with ¥3,350.2 billion as of March 31, 2024, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of this annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2024 and 2025.

	Billions of yen, except ratios
	March 31
	2024	2025
NHI shareholders’ equity	¥3,350.2	¥3,470.9
Total assets	55,147.2	56,802.2
Adjusted assets(1)	34,152.4	38,138.6
Leverage ratio(2)	16.5 x	16.4 x
Adjusted leverage ratio(3)	10.2 x	11.0 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2024	2025
Total assets	¥55,147.2	¥56,802.2
Less:
Securities purchased under agreements to resell	15,621.1	14,004.8
Securities borrowed	5,373.7	4,658.8

Adjusted assets	¥34,152.4	¥38,138.6

Total assets increased by 3.0% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 3.6% reflecting primarily an increase in Retained earnings. As a result, our leverage ratios were 16.5 times as of March 31, 2024 and 16.4 times as of March 31, 2025.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratios were 10.2 times as of March 31, 2024 and 11.0 times as of March 31, 2025.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2025, our common equity Tier 1 capital ratio is 14.52%, Tier 1 capital ratio is 16.27% and consolidated capital adequacy ratio is 16.28% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2025 is 7.71% for the common equity Tier 1 capital ratio, 9.21% for the Tier 1 capital ratio and 11.21% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57 -17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2025, our external TLAC as a percentage of risk-weighted assets is 28.16% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2024 and March 31, 2025.

	Billions of yen, except ratios
	March 31
	2024	2025
Common equity Tier 1 capital	¥3,091.3	¥3,122.5
Tier 1 capital	3,467.8	3,499.5
Total capital	3,468.3	3,500.1
Risk-Weighted Assets
Credit risk-weighted assets	9,764.7	11,561.2
Market risk equivalent assets	6,381.9	6,239.2
Operational risk equivalent assets	2,828.9	3,696.2

Total risk-weighted assets	¥18,975.5	¥21,496.6

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.29%	14.52%
Tier 1 capital ratio	18.27%	16.27%
Consolidated capital adequacy ratio	18.27%	16.28%
Consolidated Leverage Ratio	5.24%	5.16%
External TLAC Ratios
Risk-weighted assets basis	33.06%	28.16%
Leverage ratio exposure measure basis	10.42%	9.93%

Since the end of March 2011, we have been calculating credit risk-weighted assets by using the foundation Internal Ratings-Based Approach with the approval of the FSA. In according with Basel III, we have been calculating market risk equivalent assets by using both of the Internal Model Approach and the Standardized Approach, and operational risk equivalent assets by the Standardized Approach since March 2025.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of March 31, 2025, our consolidated leverage ratio is 5.16%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2025, our external TLAC as a percentage of leverage ratio exposure measure is 9.93% and we are in compliance with the requirement set out in the TLAC Notification.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these credit ratings agencies for unsecured funding and other financing purposes and also for our trading and other business activities. NHI and NSC obtain credit ratings on their long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.

On May 23, 2024, Rating and Investment Information, Inc. changed the Outlook of the A Long Term Issuer Rating of the Company and the A+ Long Term Issuer Rating of NSC from Stable to Positive.

As of March 31, 2025, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 7 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

(7) Tabular Disclosure of Contractual Obligations

In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese Yen and non-Japanese Yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•

We lease office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business both in Japan and overseas as lessee. These arrangements predominantly consist of operating leases.

•	Separately we sublease certain real estate and equipment through operating lease arrangements.

Finance lease commitments:

•	We lease certain equipment and facilities in Japan and overseas which are classified as finance lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates.

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

•

As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repurchase transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 9 “Leases” in our consolidated financial statements contains further detail on our operating leases and finance leases. Note 11 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2025.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥4,939,056	¥4,889,013	¥39,594	¥10,426	¥23
Long-term borrowings(1)	12,911,549	1,382,812	2,923,825	3,151,656	5,453,256
Contractual interest payments(2)	2,116,866	336,387	526,850	349,317	904,312
Operating lease commitments(3)	183,706	47,738	69,715	35,513	30,740
Purchase obligations(4)	91,877	14,323	73,128	4,207	219
Commitments to extend credit(5)	3,238,123	2,295,325	449,094	303,339	190,365
Commitments to invest	25,677	4,563	3,813	580	16,721

Total	¥23,506,854	¥8,970,161	¥4,086,019	¥3,855,038	¥6,595,636

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-term borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2025.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
(4)

The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables. Includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

(5)	Contingent liquidity facilities to central clearing counterparties are included.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,880 billion for reverse repurchase agreements and ¥1,305 billion for repurchase agreements as of March 31, 2025.

5. Significant Contracts.

Not applicable.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the “Total” is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2025	Number of Issued Shares as of June 23, 2025	Trading Markets	Description
Common Stock	3,163,562,601	3,163,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(3)
			Singapore Exchange
			New York Stock Exchange

Total	3,163,562,601	3,163,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2025 and June 23, 2025 are not included in the number of issued shares as of June 23, 2025.
(2)	Listed on the Prime Market.
(3)	Listed on the Premier Market.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Allotment Date	Number of SARs (March 31, 2025)	Number of SARs in the Preceding Month to Filing of this Report (May 31, 2025)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)	Capitalization Price per Share under SARs (yen)
SARs No.77	June 9, 2017	1,432	—	From April 20, 2020 to April 19, 2025	1	325
SARs No.78	June 9, 2017	779	589	From April 20, 2021 to April 19, 2026	1	312
SARs No.79	June 9, 2017	1,128	938	From April 20, 2022 to April 19, 2027	1	303
SARs No.80	June 9, 2017	127	127	From April 20, 2023 to April 19, 2028	1	282
SARs No.81	June 9, 2017	282	243	From April 20, 2024 to April 19, 2029	1	273
SARs No.85	November 20, 2018	9,363	8,813	From November 20, 2020 to November 19, 2025	573	329

B. Rights plan

None

C. Other plan

None

(3) Exercises, etc., of moving strike convertible bonds, etc.

None

(4) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (millions of yen)	Common Stock (millions of yen)	Increase/(Decrease) of Additional paid-in capital (millions of yen)	Additional paid-in capital (millions of yen)
December 1, 2020(1)	(260,000,000)	3,233,562,601	—	594,493	—	559,676
June 1, 2023(1)	(70,000,000)	3,163,562,601	—	594,493	—	559,676

(1)	The decrease is due to the cancellation of treasury stock.

(5) Shareholders

	As of March 31, 2025
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	—	135	74	2,575	958	530	286,309	290,581	—
Number of Units Held	—	7,826,084	2,013,346	939,805	11,400,825	11,607	9,429,018	31,620,685	1,494,101
Percentage of Units Held (%)	—	24.75	6.37	2.97	36.05	0.04	29.82	100.00	—

(1)	Out of 206,974,484 shares of treasury stock, 2,069,744 units are included in Individuals and Others while 84 shares are in Shares Representing Less than One Unit (Shares).
(2)	Other Corporations includes 20 units held by Japan Securities Depository Center, Inc.

(6) Major Shareholders

		As of March 31, 2025
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	1-8-1, Akasaka, Minato-Ku, Tokyo, Japan	515,921	17.44
Custody Bank of Japan, Ltd. (Trust Account)	1-8-12, Harumi, Chuo-Ku, Tokyo, Japan	163,043	5.51
State Street Bank And Trust Company 505001	ONE CONGRESS STREET, SUITE 1, BOSTON, MASSACHUSETTS	74,538	2.52
The Bank of New York Mellon as Depositary Bank for DR Holders	240 Greenwich Street, 8TH FL West, New York, NY 10286, U.S.A.	67,838	2.29
State Street Bank West Client-Treaty 505234	1776 HERITAGE DRIVE, NORTH QUINCY, MA 02171 U.S.A.	61,333	2.07
JPMorgan Securities Japan Co., Ltd.	2-7-3, Marunouchi, Chiyoda-Ku, Tokyo, Japan	53,220	1.80
SMBC Nikko Securities Inc.	3-3-1, Marunouchi, Chiyoda-Ku, Tokyo, Japan	45,610	1.54
JP Morgan Chase Bank 385781	25 BANK STREET, CANARY WHARF, LONDON, E14 5JP, UNITED KINGDOM	42,112	1.42
JP Morgan Chase Bank 385771	25 BANK STREET, CANARY WHARF, LONDON, E14 5JP, UNITED KINGDOM	33,499	1.13
State Street Bank And Trust Company 505103	ONE CONGRESS STREET, SUITE 1, BOSTON, MASSACHUSETTS	31,184	1.05

Total		1,088,298	36.77

(1)	The Company has 206,974 thousand shares of treasury stock as of March 31, 2025 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.
(3)

According to a statement on Schedule 13G (Amendment No.11) filed by BlackRock, Inc. with the SEC on April 23, 2025, BlackRock, Inc. owned 227,858,398 shares, representing 7.20% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2025 which is not included in the Major Shareholders list above.

		As of March 31, 2025
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	227,858	7.20

(4)

According to a statement on Schedule 13G (Amendment No.4) filed by Sumitomo Mitsui Trust Group, Inc. with the SEC on February 5, 2024, Sumitomo Mitsui Trust Group, Inc. owned 171,021,800 shares, representing 5.40% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2025 which is not included in the Major Shareholders list above. In October 2024, based on public disclosure, we understand that Sumitomo Mitsui Trust Holdings, Inc. changed its trade name to Sumitomo Mitsui Trust Group, Inc.

		As of December 31, 2023
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Mitsui Trust Group, Inc.	1-4-1, Marunouchi, Chiyoda-Ku, Tokyo, Japan	171,021	5.40

(7) Voting Rights

A. Outstanding Shares

	As of March 31, 2025
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stock, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stock, etc.)	(Treasury stock) Common stock	206,974,400	—	—
	(Crossholding shares) Common stock	1,326,300	—	—
Stock with full voting right (Others)	Common stock	2,953,767,800	29,537,678	—
Shares less than 1 unit	Common stock	1,494,101	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,163,562,601	—	—

Voting Rights of Total Shareholders		—	29,537,678	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 84 shares of treasury stock.

B. Treasury Stock

Name	Address	As of March 31, 2025
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury stock) Nomura Holdings, Inc.	1-13-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	206,974,400	—	206,974,400	6.54

Total	—	206,974,400	—	206,974,400	6.54

(1)	In addition to the above, 1,326,300 shares are directly held by a subsidiary of the Company for the purpose of securities related business.

(8) Restricted Stock Units

Series of RSUs	Grant date	Number of RSUs (March 31, 2025)	Number of RSUs in the Preceding Month to Filing of this Report (May 31, 2025)	Period of payment
RSU No.7	2018.5.14	102,600	—	2025.4.20~2025.5.19
RSU No.13	2019.5.16	48,000	—	2025.4.20~2025.5.19
RSU No.14	2019.5.16	47,400	47,400	2026.4.20~2026.5.19
RSU No.19	2020.5.27	1,372,000	—	2025.4.20~2025.5.19
RSU No.20	2020.5.27	179,800	179,800	2026.4.20~2026.5.19
RSU No.21	2020.5.27	179,400	179,400	2027.4.20~2027.5.19
RSU No.25	2021.5.17	1,350,600	—	2025.4.20~2025.5.19
RSU No.26	2021.5.17	1,346,600	1,346,600	2026.4.20~2026.5.19
RSU No.27	2021.5.17	123,600	123,600	2027.4.20~2027.5.19
RSU No.28	2021.5.17	123,400	123,400	2028.4.20~2028.5.19
RSU No.31	2022.5.19	27,569,010	—	2025.4.20~2025.5.19
RSU No.32	2022.5.19	3,118,800	3,111,600	2026.4.20~2026.5.19
RSU No.33	2022.5.19	1,531,000	1,531,000	2027.4.20~2027.5.19
RSU No.34	2022.5.19	172,800	172,800	2028.4.20~2028.5.19
RSU No.35	2022.5.19	172,600	172,600	2029.4.20~2029.5.19
RSU No.37	2023.5.15	23,020,100	—	2025.4.20~2025.5.19
RSU No.38	2023.5.15	23,164,100	23,074,000	2026.4.20~2026.5.19
RSU No.39	2023.5.15	3,153,000	3,138,600	2027.4.20~2027.5.19
RSU No.40	2023.5.15	1,493,200	1,493,200	2028.4.20~2028.5.19
RSU No.41	2023.5.15	206,000	206,000	2029.4.20~2029.5.19
RSU No.42	2023.5.15	205,600	205,600	2030.4.20~2030.5.19
RSU No.43	2024.5.16	14,756,900	—	2025.4.20~2025.5.19
RSU No.44	2024.5.16	14,694,300	14,626,700	2026.4.20~2026.5.19
RSU No.45	2024.5.16	14,760,500	14,693,800	2027.4.20~2027.5.19
RSU No.46	2024.5.16	2,012,100	2,001,300	2028.4.20~2028.5.19
RSU No.47	2024.5.16	1,030,000	1,030,000	2029.4.20~2029.5.19
RSU No.48	2024.5.16	135,000	135,000	2030.4.20~2030.5.19
RSU No.49	2024.5.16	134,800	134,800	2031.4.20~2031.5.19
RSU No.50	2025.5.15	—	16,837,600	2026.4.20~2026.5.19
RSU No.51	2025.5.15	—	16,767,400	2027.4.20~2027.5.19
RSU No.52	2025.5.15	—	16,900,600	2028.4.20~2028.5.19
RSU No.53	2025.5.15	—	2,698,900	2029.4.20~2029.5.19
RSU No.54	2025.5.15	—	1,524,200	2030.4.20~2030.5.19
RSU No.55	2025.5.15	—	202,200	2031.4.20~2031.5.19
RSU No.56	2025.5.15	—	201,600	2032.4.20~2032.5.19

(1)	Since the contents at the end of May are the same as those at the end of March, except for the number of RSUs, the description is omitted.

Series of PSUs	Grant date	Number of PSUs(2) (March 31, 2025)	Number of PSUs in the Preceding Month to Filing of this Report (May 31, 2025)	Period of payment
PSU No.1	2024.5.16	1,173,200	1,173,200	2027.4.20~2027.9.30
PSU No.2	2025.5.15	—	1,154,500	2028.4.20~2028.9.30

(2)

The above number of shares represents the maximum number of shares to be allocated (150% of the base number of shares), calculated based on the base numbers of 782,100 and 769,600 shares for the PSU No.1 and PSU No.2, respectively. These number may decrease depending on the actual achievement of the performance targets.

See “4. Status of Corporate Governance and Other” for detail of the plan.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (January 31, 2024) (Purchase period from February 16, 2024 to September 30, 2024)	125,000,000	100,000,000,000
Stock repurchased prior to April 1, 2024	46,223,600	41,012,828,060
Stock repurchased from April 1, 2024 to March 31, 2025	63,503,000	58,987,161,740
Total shares and amounts resolved	15,273,400	10,200
Percentage not repurchased at year end (%)	12.2	0.0
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	12.2	0.0

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 25, 2025) (Purchase period from May 15, 2025 to December 30, 2025)	100,000,000	60,000,000,000
Stock repurchased prior to April 1, 2024	—	—
Stock repurchased from April 1, 2024 to March 31, 2025	—	—
Total shares and amounts resolved	100,000,000	60,000,000,000
Percentage not repurchased at year end (%)	100.0	100.0
Repurchases made in the period	21,919,900	19,029,171,920
Percentage not repurchased at the date of submission of this annual report (%)	78.1	68.3

(1)	Repurchases from June 1, 2025 to the reporting date of this annual report are not included.

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2025(1)	20,657	18,828,591
Stock repurchased during the period(2)	1,832	1,537,047

(1)	Acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	Repurchases from June 1, 2025 to the reporting date of this annual report are not included.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2025		Stock repurchased during the period(2)
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Treasury shares disposed subject to procedures for issuance of new shares	—	—	—	—
Treasury shares cancelled	—	—	—	—
Treasury shares transferred upon merger, share exchange, share delivery or demerger	—	—	—	—
Others(1)	48,981,337	33,954,907,269	43,727,504	30,226,818,962
Treasury stock	206,974,484	—	185,168,712	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights and allotment of RSU.
(2)	Repurchases or disposals and allotments from June 1, 2025 to the reporting date of this annual report are not included.

3. Dividend Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders.

We will strive to pay dividends using a consolidated pay-out ratio of at least 40% of each semi-annual consolidated earnings as a key indicator. Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure such as IT systems and retail branches.

(Dividends for the year ended March 31, 2025)

In line with the dividend policy for the year ended March 31, 2025, we paid a dividend of ¥23 per share to shareholders of record as of September 30, 2024 and have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025.Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share.

The details of dividends from retained earnings for the year ended March 31, 2025 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors November 1, 2024	September 30, 2024	67,974	23.00

Board of Directors April 25, 2025	March 31, 2025	100,524	34.00 (Ordinary dividend 24.00 (Commemorative dividend 10.00	) )

4. Status of Corporate Governance and Other

(1) Status of Corporate Governance

Underlying Concept of Corporate Governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

The Company, recognizing the perspectives of various stakeholders including shareholders and clients, established the “Nomura Holdings Corporate Governance Guidelines” for the purpose of setting forth an effective corporate governance framework as a structure for transparent/fair and timely/decisive decision-making, and contributing to the realization of that.

The “Nomura Holdings Corporate Governance Guidelines” can be accessed from the Company’s website.

(https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf)

In addition, the Company has established the “Nomura Group Code of Conduct” (“the Code of Conduct”) as a code of conduct to be observed by each director, officer and employee of the Nomura Group. This is a guideline for Nomura Group directors, officers and employees to translate the Nomura Group Corporate Philosophy into actions. All of our business activities are carried out based on the Code of Conduct, and through thorough compliance with the Code of Conduct, we endeavor to fulfill the various responsibilities in relation to, not only shareholders, but to various stakeholders.

The “Nomura Group Code of Conduct” can be accessed from the Company’s website.

(https://www.nomuraholdings.com/company/basic/coc.pdf)

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a Company with Three Board Committees. The Company has determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons below.

A Company with Three Board Committees establishes Nomination, Audit and Compensation Committees, which are each to be comprised of a majority of Outside Directors, and in addition to striving to enhance management oversight and improve transparency by separating management oversight and business execution functions, it is a structure that makes it possible to strive to expedite the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Company believes that a Company with Three Board Committees is the most compatible with the corporate governance standards which form a part of the NYSE (which the Company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

At the Company, which is a Company with Three Board Committees where management oversight and business execution functions are institutionally separated, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, which are the three statutory committees, both the “Board Risk Committee”, which is a committee that has the purpose of deepening the oversight of risk management by the Board of Directors and the “Outside Directors Meeting” for having Outside Directors periodically engage in discussions regarding matters concerning the Company’s business and corporate governance, have been established.

The main role of the Company’s Board of Directors is management oversight and the purpose of the Board of Directors of the Company is to strive for the Company’s sustainable growth and maximization of corporate value over the mid to long-term. The Board of Directors, in addition to ensuring the fairness and transparency of the management, determines the “Fundamental Management Policy,” and appointments of Executive Officers that manage the Company such as the Group CEO and important business execution decisions are made based on such policy.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as in gender, international experience and work experience, and with expertise in areas such as accounting, corporate management, and law, etc., as a general rule. Further, for the appropriate exercise of the Board of Directors’ management oversight functions, there is a general rule that the majority of the Board of Directors must be Outside Directors.

Eight out of the current twelve Directors of the Company’s Board of Directors are Outside Directors, and out of the eight Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors. Further, the current twelve Directors of the Company’s Board of Directors are composed of members with expertise and experience, in areas such as management, global, financial industry, accounting/finance, legal systems/regulations, internal control including risk management, digital / IT / DX, and sustainability. In particular, as a result of the expansion of the U.S. business, Directors with an extensive understanding of the U.S. financial industry, macro economy, and regulatory environment have been appointed. Moreover, in consideration of factors including the geographical distribution of Directors, in addition to the appointment of a Director well-versed in finance from Asia, in view of the importance of the global managerial knowledge, a Director who is an executive of a Japanese company that is engaged in global business development has been appointed.

The Board of Directors of the Company is chaired by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to concentrate on overseeing the business conducted by the Executive Officers. Further, with respect to each of the Nomination/Audit/Compensation/Board Risk committee, by having Outside Directors serve as the chair, independence from the management has been made even clearer.

The current composition of the Board of Directors and Committees of the Company

(As of June 23, 2025)

Position and Name	Committees
Chairman of the Board of Directors Koji Nagai	Member of the Nomination Committee Member of the Compensation Committee
Director, Representative Executive Officer, President and Group CEO Kentaro Okuda	—
Director, Representative Executive Officer and Deputy President Yutaka Nakajima	—
Director Shoji Ogawa	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee
Outside Director Laura Simone Unger	Chairperson of the Board Risk Committee
Outside Director Victor Chu	Member of the Audit Committee
Outside Director J. Christopher Giancarlo	Member of the Board Risk Committee
Outside Director Patricia Mosser	Member of the Board Risk Committee
Outside Director Takahisa Takahara	Member of the Nomination Committee Member of the Compensation Committee
Outside Director Miyuki Ishiguro	Member of the Board Risk Committee
Outside Director Masahiro Ishizuka	Chairman of the Audit Committee
Outside Director Taku Oshima	Chairman of the Nomination Committee Chairman of the Compensation Committee

The Company has proposed an agenda item titled “Appointment of Twelve Directors” as part of the agenda (Matters to be Resolved) for the Annual General Meeting of Shareholders scheduled to be held on June 24, 2025. If this agenda item is approved, the members of the Board of Directors committees will be as follows.

The following items include the matters for the resolution of the Board of Directors to be resolved immediately after the Annual General Meeting of Shareholders.

Position and Name	Committees
Chairman of the Board of Directors Koji Nagai	—
Director, Representative Executive Officer, President and Group CEO Kentaro Okuda	—
Director, Representative Executive Officer and Deputy President Yutaka Nakajima	—
Director Shoji Ogawa	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee
Outside Director Victor Chu	Member of the Audit Committee
Outside Director J. Christopher Giancarlo	Member of the Board Risk Committee
Outside Director Patricia Mosser	Chairperson of the Board Risk Committee
Outside Director Takahisa Takahara	Member of the Nomination Committee Member of the Compensation Committee
Outside Director Miyuki Ishiguro	Member of the Nomination Committee Member of the Compensation Committee Member of the Board Risk Committee
Outside Director Masahiro Ishizuka	Chairman of the Audit Committee
Outside Director Taku Oshima	Chairman of the Nomination Committee Chairman of the Compensation Committee
Outside Director Nellie Liang	Member of the Board Risk Committee

The Board of Directors of the Company has been held not less frequently than quarterly. Eleven meetings in total were held during the fiscal year ended March 31, 2025.

Attendance record of each Director at meetings of the Board of Directors held during the fiscal year ended March 31, 2025

(As of March 31, 2025)

Position and Name	Attendance Record (Year ended March 31, 2025)
Chairman of the Board of Directors Koji Nagai	11/11 meetings
Director, Representative Executive Officer, President and Group CEO Kentaro Okuda	11/11 meetings
Director, Representative Executive Officer and Deputy President Yutaka Nakajima	11/11 meetings
Director Shoji Ogawa	11/11 meetings
Outside Director Laura Simone Unger	11/11 meetings
Outside Director Victor Chu	11/11 meetings
Outside Director J. Christopher Giancarlo	11/11 meetings
Outside Director Patricia Mosser	11/11 meetings
Outside Director Takahisa Takahara	11/11 meetings
Outside Director Miyuki Ishiguro	11/11 meetings
Outside Director Masahiro Ishizuka	11/11 meetings
Outside Director Taku Oshima	9/9 meetings (the number of meetings held after his appointment)

Specific deliberations of the Board of Directors of the Company for the fiscal year ended March 31, 2025

The Board of Directors received regular reports from the executive side on specific areas such as sustainability in addition to overall business execution. The Board of Directors discussed important issues such as management strategies, divisional strategies and information disclosure, etc. The summaries of discussions are as follows.

Key Deliberations

Project 2030	Nomura Group’s strategic direction, basic guidelines for resource allocation, and milestone quantitative targets, etc. for FY2030/31
Future Strategies of Wealth Management Division	Future direction, Business model to be aimed, and Plan for achieving the management vision, etc.
Future Strategies of Wholesale Division	Wholesale Platform Delivering Progress, and estimated risks for Plan 2030, etc.
Future Strategies of Investment Management Division	Current situation, Themes to achieve aims, and Inorganic Strategy/Strengthening Governance, etc.
Business Strategy of Banking Division	Other companies’ strategies and trends, and Nomura Group’s banking and trust business strategies toward 2030, and points of differentiation, etc.
Action to implement management that is conscious of cost of capital and stock price	Nomura’s Cost of Equity, initiatives to improve corporate value (ROE), progress in the last fiscal year, and disclosure in the Nomura Report 2024, etc.
Resource Allocation	Nomura Group’s direction of business portfolio heading to 2030, concept of capital capacity, and impact of Basel III finalization, etc.
FY2025/26 Budget and Business Strategy	Approach to the Budget Planning, and Business Strategy of each Division, etc.

Compliance related report	Contents, background, future plans and measures to prevent a recurrence regarding recommendation for Administrative Monetary Penalty Payment Order to Nomura Securities Co., Ltd. by the Securities and Exchange Surveillance Commission, etc.
Progress on Response of the Incidents	Progress on Measures to Prevent Recurrence of Penalty Payment Cases and Response Measures Regarding Former Employee Incident, etc.
Dialogues with shareholders and investors	Status of the dialogues with shareholders and investors, results of exercising voting rights, points of exercising voting rights in 2025, and IR strategic plan and activities schedule, etc.
Investor Day	Further enhancing corporate value: The road to 2030, and Underpinnings of higher corporate value, etc.
IT Human Resources Strategy	Japan IT target model and human resource strategies, and approach for IT resource hiring, etc.
Sustainability related report	Initiatives for the first half of FY2024/25 (Enhancing information disclosure, establishing Green Bond Issuance Framework and establishing a system for monitoring net zero targets, etc.), and future direction, etc.
Report of Investment Securities Committee	Status of deliberations of the Investment Securities Committee, and status of holdings and sales of Investment Securities, etc.
Report on the Board Effectiveness Evaluation	Initiatives for enhancing the Board effectiveness implemented in FY2024/25, etc. (*)

(*)

Concerning matters regarding the Board Effectiveness Evaluation, discussions were also held at Outside Directors Meetings in addition to the Board of Directors. The latest result of the Board Effectiveness Evaluation is disclosed at “Corporate Governance Report” of the Company.

(URL) https://www.nomuraholdings.com/company/cg/data/cg_report.pdf

The roles and the status of the activities of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. At the Nomination Committee, concerning the Group CEO Succession Plan, work is being done for the further development of governance by carrying out activities such as discussions concerning topics such as qualifications and potential candidates that should be sought on the basis of the management environment from now on.

The Committee has been held not less frequently than annually as necessary. Six meetings in total were held during the fiscal year ended March 31, 2025.

Attendance record of each Director at meetings of the Nomination Committee held during the fiscal year ended March 31, 2025

(As of March 31, 2025)

Positions and Name		Attendance Record (Year ended March 31, 2025)
Member of the Nomination Committee (Chairman)	Outside Director Taku Oshima	5/5 meetings (the number of meetings held after his appointment)
Member of the Nomination Committee	Outside Director Takahisa Takahara	6/6 meetings
Member of the Nomination Committee	Chairman of the Board of Directors (Non-Executive) Koji Nagai	6/6 meetings

Specific deliberations of the Nomination Committee of the Company for the fiscal year ended March 31, 2025

Key Deliberations
Succession Plan for Group CEO

•  Discussions on the succession plan for the Group CEO

•  Report to the Committee from the executive side and discussions on the Group CEO qualifications based on factors such as the management environment and the key process of the succession plan

Determination of Outside Director Nominees

•  Discussions on the determination of Outside Director nominees

•  The following points were taken into consideration when determining the nominees

•  The Composition of the Board of Directors shall have diversity from perspectives such as gender, international experience and work experience.

•  The majority of the Board of Directors shall be Outside Directors to perform its management oversight function appropriately

•  Nominees shall satisfy the Independence Criteria for Outside Directors as a general rule

•  Nominees shall include experts in accounting, corporate management and law, etc.

•  The criteria for the number of concurrent director/statutory auditor/executive officer positions of other publicly listed companies held by an Outside Director (no more than three companies for an Outside Director in addition to the Company as a general rule) shall be satisfied.

•  As a result of multiple discussions during the fiscal year ended March 31, 2025, Nellie Liang was designated as a new Outside Director nominee

Determination of Inside Director Nominees

•  Discussions on the determination of Inside Director nominees

•  The following points were taken into consideration in determining the nominees

•  More than one person who is an Executive Officer, including the Group CEO, shall concurrently serve as Directors to make it easier for the Board of Directors to understand the business execution status of the Company, and to ensure the effectiveness of the oversight functions of the Board of Directors, as a general rule

•  The Board of Directors shall appoint a Director who does not concurrently serve as an Executive Officer and who is well-versed in the business of the Nomura Group as a full-time member of the Audit Committee or an Audit Mission Director, in order to enhance the effectiveness of the Audit Committee’s audit

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and prepares audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. All members satisfy requirements for independence as defined in the U.S. Sarbanes-Oxley Act of 2002, and Masahiro Ishizuka is Financial Expert under this Act and has considerable degree of knowledge in the areas of finance and accounting.

Attendance record of each Director at meetings of the Committee held during the fiscal year ended March 31, 2025

(As of March 31, 2025)

Position and Name		Attendance Record (Year ended March 31, 2025)
Member of the Audit Committee (Chairman)	Outside Director Masahiro Ishizuka	14/14 meetings
Member of the Audit Committee	Outside Director Victor Chu	12/14 meetings
Member of the Audit Committee (Full-time)	Director (Non-Executive) Shoji Ogawa	14/14 meetings

The status of the activities of the Committee is stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (3) Status of audit.”

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of Director’s and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors.

The Committee has been held not less frequently than annually as necessary. Six meetings in total were held during the fiscal year ended March 31, 2025.

Attendance record of each Director at meetings of the Committee held during the fiscal year ended March 31, 2025

(As of March 31, 2025)

Position and Name		Attendance Record (Year ended March 31, 2025)
Member of the Compensation Committee (Chairman)	Outside Director Taku Oshima	5/5 meetings (the number of meetings held after his appointment)
Member of the Compensation Committee	Outside Director Takahisa Takahara	6/6 meetings
Member of the Compensation Committee	Chairman of the Board of Directors (Non-Executive) Koji Nagai	6/6 meetings

Specific deliberations of the Committee are stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (4) Compensation of Statutory Officers.”

(4) Board Risk Committee

This Committee is a non-statutory organ of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. The five members of the Committee are elected by the Board of Directors.

The Committee has been held not less frequently than four times a year as necessary. Five meetings in total were held during the fiscal year ended March 31, 2025.

Attendance record of each Director at meetings of the Board Risk Committee held during the fiscal year ended March 31, 2025

(As of March 31, 2025)

Position and Name		Attendance Record (Year ended March 31, 2025)
Member of the Board Risk Committee (Chairperson)	Outside Director Laura Simone Unger	5/5 meetings
Member of the Board Risk Committee	Outside Director J. Christopher Giancarlo	5/5 meetings
Member of the Board Risk Committee	Outside Director Patricia Mosser	5/5 meetings
Member of the Board Risk Committee	Outside Director Miyuki Ishiguro	5/5 meetings
Member of the Board Risk Committee	Director (Non-Executive) Shoji Ogawa	5/5 meetings

Specific deliberations of the Committee for the fiscal year ended March 31, 2025

Key Deliberations
Risk Appetite	Regular review of Risk Appetite and revision of the Risk Appetite Statement
Enhance and Strengthen Risk Management	Efforts to enhance and strengthen management related to business continuity and risks associated with external contractors, as well as IT and Cyber risks (including AI risks)
Top Risks / Emerging Risks	Strategy of our company linked to the risk outlook with a high potential to significantly impact the Company’s management strategy and finance
Regulatory Compliance	Status of responses to the application of Basel III capital regulations

(*)

For details of the Company’s risk management activities based on these deliberations are stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (1) Status of Corporate Governance Establishment of Risk Management Framework.”

<Business Execution Framework>

As a Company with Three Board Committees, the Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Risk Management Committee, the Nomura Group Conduct Committee and the Sustainability Committee. The Board of Directors is to receive reports on the status of the deliberations at the Executive Management Board, etc. by each management body as appropriate.

The roles and composition of each management body are as follows:

(1) Executive Management Board

This Board is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of the Executive Officers and any persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Risk Management Committee

This Committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of one representative executive officer other than the Representative Executive Officer, President, and the Group CEO appointed by the Chairman, the Chief Compliance Officer (CCO), Chief Risk Officer (CRO), Chief Financial Officer (CFO), Division Heads (responsible for execution of business in each division) and any persons designated by the Chairman. The Executive Management Board has delegated authority to the Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

(3) Nomura Group Conduct Committee

This Committee is chaired by Toshiyasu Iiyama, the Executive Officer, Deputy President, and also consists of the Chief Compliance Officer (CCO) and any persons designated by the Representative Executive Officer, President, and the Group CEO. It is the core in embedding the Nomura Group Code of Conduct and in discussing compliance and conduct risk management within the Nomura Group.

(4) Sustainability Committee

This Committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of any persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates and determines matters such as the strategy in relation to promoting sustainability in the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

∎ Corporate Governance System

(As of June 23, 2025)

(After the resolution of the Board of Directors following the conclusion of the Annual General Meeting of Shareholders scheduled to be held on June 24, 2025)

Status of the Internal Controls System and Status of the Internal Controls System of the Subsidiaries

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information.

The internal controls system in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.,” which also includes matters regarding maintenance of internal control system as a group. Further, based on the content of the resolution of the Company, each Nomura Group company maintains internal control system that reflects the actual conditions of each company.

∎ Structure of Nomura Holdings’ internal controls system

Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

For the purpose of carrying out the smooth operation of the General Meeting of Shareholders, the Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, Etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423, Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426, Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423, Paragraph 1 liability for damages (limitation of liability agreements) with Director Shoji Ogawa and all of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

Preferred Stock

In order to secure as many financing options as possible and make it possible to promptly respond in the future to changes in the environment, including changes in the economic and business environments, the Company’s Articles of Incorporation essentially provides that the Company can issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock. Further, currently as of the date of this submission, the only stock that has actually been issued is common stock.

Overview of Risk Management

The business activities of Nomura Group are exposed to various risks, including market risk, credit risk, operational risk, and other risks arising from external factors. Below is an overview of our risk management.

Risk Characteristics

Nomura recognizes that unexpected losses from business operations may erode the capital of Nomura Group due to various risks, including market risk, credit risk, operational risk, and model risk. Additionally, liquidity risk may arise if a decline in the Group’s creditworthiness or adverse market conditions make it difficult to secure necessary funding. Furthermore, strategic risk could affect current and future earnings, capital, liquidity, enterprise value, and the reputation of Nomura Group due to poor management decisions, hasty or mistaken business advancements, or inaction in response to changes within the industry or external environment. Additional risks that may affect Nomura are described in Item 2 “3. Risk Factors.”

Risk Management Policy

Nomura’s fundamental principle is that all employees should regard themselves as principals of risk management and actively engage in the management of risks at all organizational levels. Nomura’s aim is to promote a proactive risk management culture throughout the organization and to limit risks within its defined risk appetite.

Risk Management Procedures

•	Nomura calculates, aggregates, reports, and monitors management information related to risk to support sound decision-making.

•	The Risk Management Division and Finance Division are responsible for regularly compiling the status of positions in line with risk appetite and ensuring appropriate data management.

•	Management information spans various risk categories and is produced using multiple risk management techniques.

•	The risk management framework consists of risk appetite, governance and oversight, management of financial resources, management of risk categories, and processes to measure and control risks.

Overview of Risk Management Structure

Nomura has established a framework designed to manage its risk aimed at maintaining financial soundness and enhancing enterprise value.

Three Line of Defense Framework:

•	First Line of Defense: All executives and employees in the front office are primarily responsible for risk management.

•	Second Line of Defense: The risk management department supports and monitors first line activities and reports to senior management.

•	Third Line of Defense: The independent internal audit department examines and evaluates risk management activities and reports findings to the Audit Committee.

Setting Risk Appetite:

Based on its management strategy, Nomura determines the types and levels of risk it is willing to assume and reviews these regularly. Nomura’s Risk Appetite is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It is then to be further reviewed at the Board Risk Committee (the “BRC”) based on the BRC’s authority to consent to the relevant proposal raised by the executive side.

Limit Frameworks

The establishment of robust limit monitoring and management is central to the appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day operations of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across risk categories such as market risk, credit risk and model risk.

Committee Governance

Nomura has an Executive Management Board (the “EMB”) as a body to deliberate on or determine management strategy, the allocation of the management resources and important management matters of Nomura. The Group Risk Management Committee (the “GRMC”) operates, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of Nomura’s businesses. The GRMC consists of the Group CEO, one representative executive officer other than the Group CEO appointed by the Committee Chairman, Chief Compliance Officer, Chief Risk Officer (the “CRO”), Chief Financial Officer (the “CFO”), Division Heads and persons designated by the Committee Chairman as the members of the Committee. An organizational framework and committee structure is in place to facilitate effective business operations and management of the firm’s risks.

Please see Item 4 “4. Status of Corporate Governance and Other — (1) Status of Corporate Governance” in this annual report for a description of the respective roles of the Board of Directors and the Board Risk Committee in risk management.

Risk Categories and Definitions

Nomura categorizes risks as follows and has established departments to manage each type:

•	Financial Risk: Credit risk, market risk, model risk

•	Non-Financial Risk: Operational risk, reputational risk

•	Liquidity Risk: Liquidity risk

•	Other Risks: ESG (Environmental, Social, Governance), strategic risk and other risks

Financial and non-financial risk are described in more detail below. For further information on funding and liquidity risk management, see Item 2 “4. Operating, Financial and Cash Flow Analyses by Management — (5) Liquidity and Capital Resources.” in this annual report.

Credit Risk

Risk Characteristics

Credit risk is defined as the risk of loss arising from an obligor’s default, insolvency, or legal proceedings that prevent the obligor from fulfilling its contractual obligations according to the agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Risk Management Policy

Nomura has designed a risk management framework designed to allow it to take on appropriate credit risk in alignment with its risk appetite.

•

Credit Risk Management (“CRM”) expresses the creditworthiness of a counterparty or debtor by assigning internal ratings based on the results of individual credit analyses. These internal ratings are linked to the probability of default (“PD”) and are used to calculate the amount of credit risk-weighted assets (“RWA”).

•	Credit exposures arising from counterparties are managed through credit limits set based on internal ratings.

The scope of credit risk management includes transactions with counterparties, as well as loans, private equity investments, fund investments, investment securities, and various bonds and equities that are deemed to require credit risk management. Nomura’s credit risk primarily arises from derivative transactions and securities lending transactions.

Procedures

Credit risk management at Nomura is conducted through the following procedures:

•	Internal Rating Assignment and Updates:

CRM evaluates the creditworthiness of counterparties based on detailed due diligence and analysis concerning the counterparty’s business environment, competitiveness, and strengths and flexibility in management and finance. Credit analysts also consider the organizational structure of the target and any explicit or implicit credit enhancements. Credit analysts are responsible for assigning internal ratings and reviewing them at least once a year.

•	Setting Credit Limits:

CRM establishes credit limits for counterparties based on internal ratings.

•	Exposure Management:

Nomura’s credit risk management system records credit limits and credit exposures to counterparties. This allows CRM to monitor and manage the usage of credit limits, ensuring that appropriate reporting mechanisms are in place in case of limit breaches.

Overview of the Management Structure

Nomura manages credit risk at both the global and legal entity levels, establishing the following structure:

Policies, etc.:

•

Under a risk management framework based on risk appetite, matters related to the basic policy on credit risk management, risk measurement methods, approval authority for credit limit setting, and monitoring are defined in global policies, standards, and procedures.

•

These policies are established with the approval of the GRMC, Group Risk Review Committee, or the Global Risk Strategic Committee, and they define the basic policy of credit risk management as well as the approval authority for credit limit setting.

Credit Risk Management (CRM):

•	CRM is a global organization within the Risk Management Division responsible for managing credit risk and reports to the CRO.

•	CRM is responsible for the implementation, maintenance and management of the policies.

Credit Risk Mitigation Measures

Risk Characteristics and Risk Management Policy

•	Please refer to “Credit Risk.”

Overview of Procedures and Structure

Master Netting Agreements

•

Nomura enters into Master Netting Agreements with many counterparties, which consist of the standard agreements set forth by the International Swaps and Derivatives Association or similar contracts (collectively referred to as “Master Netting Agreements”).

•	By entering into Master Netting Agreements, Nomura is able to net receivables and payables, thereby reducing the potential loss amount arising from a counterparty’s default.

Collateral Agreements

•	To further reduce credit risk, Nomura utilizes collateral agreements.

•	These agreements ensure that Nomura can receive collateral from counterparties at the commencement of transactions or in response to changes in exposure levels or other relevant circumstances.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2025 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥4	¥20	¥8	¥5	¥160	¥(69)	¥128	¥1	¥127
AA	237	405	275	321	1,990	(2,809)	419	66	353
A	397	334	235	168	909	(1,641)	402	92	310
BBB	281	113	52	58	357	(416)	445	176	269
BB and lower	81	168	63	40	42	(221)	173	647	—
Other(2)	60	10	22	11	23	(168)	(42)	105	—

Sub-total	¥1,060	¥1,050	¥655	¥603	¥3,481	¥(5,324)	¥1,525	¥1,087	¥1,059
Listed	1,231	121	123	29	0	(1,062)	442	212	230

Total	¥2,291	¥1,171	¥778	¥632	¥3,481	¥(6,386)	¥1,967	¥1,299	¥1,289

(1)

Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Market Risk

Market risk is the risk of loss arising from fluctuations in market risk factors (such as interest rates, foreign exchange rates, and prices of securities) that result in changes in the value of financial assets and liabilities held (including off-balance-sheet items).

Overview of Market Risk Management Policy, Procedures, and Structure

Methods for Identifying, Evaluating, Managing, and Mitigating Risks, and Monitoring Hedge Effectiveness

•

Nomura employs various statistical tools to measure and monitor market risk, including Value at Risk (“VaR”), Stress VaR, and Incremental Risk Charge. Sensitivity analysis and stress testing are also utilized as assessment tools. Sensitivities indicate the potential change in portfolio value due to standard shifts in market risk factors. These sensitivities are asset class-specific and are not typically aggregated across different risk factors. Stress testing allows for the analysis of portfolio risk and tail risk, incorporating non-linear effects and enabling aggregation across risk factors at any level of the organization, from group level to business divisions and trading desks.

•

Market risk is monitored through daily reports and other management information provided to business units and senior management, ensuring compliance with established limits. The market risk management function is carried out by a dedicated market risk department that operates independently of the front office, creating a robust framework for the effective identification, analysis, reporting, and management of market risk. The utilization of market risk limits is reported in accordance with the Market Risk Limit Procedure, covering all levels of business hierarchy and legal entities.

•

If the utilization of market risk limits exceeds pre-approved thresholds, the front office collaborates with the market risk department to develop an action plan, obtain approval, and execute it. Any limit breaches are reported to relevant stakeholders and committees in accordance with established policies.

Value at Risk (VaR)

VaR is a measure used to estimate the potential loss due to unfavorable movements in market factors such as equity prices, interest rates, credit spreads, foreign exchange rates, and commodity prices, along with their associated volatilities and correlations.

•	Methodology Assumptions

Nomura uses a globally consistent VaR model for measuring total trading VaR across the organization. The historical simulation method is employed, applying historical market movements over a two-year period to current exposures to generate profit and loss distribution. This distribution is then utilized to estimate potential losses with required confidence levels. The one-day VaR is used for monitoring risk management and risk limits, while the ten-day VaR is applied in regulatory capital calculations. The VaR model maintains its reliability even when high-quality data is not available through a proxy logic system.

•	VaR Backtesting

The performance of Nomura’s VaR model is regularly monitored to ensure its fitness for purpose. The main method for validating VaR is through backtesting, which involves comparing actual losses over one day to the corresponding VaR estimate. The backtest results are reviewed monthly by the Risk Management Division. No one-day losses exceeded the 99% VaR estimate during the 12 months prior to March 31, 2025.

•	Limitations and Advantages of VaR

The primary advantage of VaR is its ability to aggregate risks across different asset classes. However, it is a backward-looking measure that inherently assumes that recent distribution and correlations adequately represent potential future movements. VaR is suitable for liquid markets but has limitations regarding rapidly changing market variables. Consequently, VaR may not fully capture the impact of significant adverse events. Nomura acknowledges these limitations and uses VaR as one component of a broader market risk management strategy.

VaR metrics: 95% Confidence Interval

One-day VaR data using the confidence level of 95% for the year ended March 31, 2025 is presented below.

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2024	March 31, 2025
Equity	¥3.3	¥2.0
Interest rate	2.6	2.1
Foreign exchange	2.1	1.5

Subtotal	8.0	5.6
Less: Diversification Benefit	(2.5)	(1.8)

VaR	¥5.5	¥3.8

	Billions of yen
	For the twelve months ended
	March 31, 2024	March 31, 2025
Maximum daily VaR(1)	¥6.8	¥6.9
Average daily VaR(1)	5.6	5.2
Minimum daily VaR(1)	4.3	3.5

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the year ended March 31, 2025.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for the purpose of maintaining business relationships and promoting business over the long term. These equity investments are primarily influenced by fluctuations in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.

Nomura conducts regression analysis based on fluctuations in the market prices of the equities held for the purpose of promoting business, in relation to TOPIX, over the past 90 days. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥8.3 billion at the end of March 2024 and ¥7.7 billion at the end of March 2025. The TOPIX closed at 2,768.62 points at the end of March 2024 and at 2,658.73 points at the end of March 2025. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Operational Risk

Operational risk is defined as the risk of financial loss or non-financial impacts, such as violations of laws and regulations or deterioration of the reputation of Nomura, arising from inadequate or failed internal processes, people, systems, or from external events. This risk includes compliance, legal, IT and information security, cyber, fraud, third-party risks, and other non-financial risks. Although this definition excludes strategic risk (the risk of loss arising from poor strategic management decisions) and reputational risk, operational risks can still significantly affect the group’s reputation, creating a close relationship between operational and reputational risk.

Overview of Risk Management Policy and Procedures

Nomura has established a management framework for identifying, assessing, managing, monitoring, and reporting operational risk. This framework is supervised by the GRMC with delegated authority from the EMB. The operational risk management framework consists of the following components:

Foundation of the Risk Management Framework

•	Policy Framework: Clearly establishes the fundamental principles for managing operational risk and details how adherence to these standards will be monitored.

•	Training and Awareness: Initiatives aimed at improving understanding of operational risk management throughout the organization.

Key Risk Management Activities

•

Event Reporting: A process used to identify and report events that lead to, or could potentially lead to, losses or gains arising from inadequate or failed internal processes, people, systems, or external events.

•

Risk and Control Self-Assessment (RCSA): This process involves identifying the inherent operational risks the business faces, evaluating the key controls established to mitigate those risks, and formulating additional measures as necessary. The Operational Risk Management (ORM) team is responsible for developing the RCSA process and supporting its implementation within business units.

•	Key Risk Indicators (KRI): Metrics used to monitor exposure to operational risk and trigger appropriate responses if predefined thresholds are breached.

•	Scenario Analysis: A process used to assess and quantify potential high-impact, low-probability operational risk events and identify actions necessary to enhance the control environment.

Outputs from the Risk Management Activities

•

Analysis and Reporting: A critical aspect of the ORM team’s role is to analyze and report on operational risk information provided by business units, and work with them to develop action plans for risk mitigation.

•	Operational Risk Capital Calculation: Nomura calculates the required operational risk capital in alignment with Basel regulations and local regulatory requirements.

Model Risk

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or the incorrect or inappropriate application of models. To effectively manage Model Risk, Nomura has established a Model Risk Management Framework that governs the development, management, validation, approval, usage, ongoing monitoring, and periodic review of the firm’s models. Key aspects of the Framework are as follows:

•

Model Development and Validation: Prior to the introduction of new models and any material changes to approved models, independent validation is required from a team separate from the model development team. The thresholds for determining the materiality of model changes are defined in the procedures of Model Risk Management.

•

Independent Validation: The model validation team evaluates the appropriateness of the models through various analyses, identifies model limitations, and quantifies the associated model risk. This process ensures the reliability and safety of the models.

•

Risk Mitigation: At the time of approval by the model validation team, conditions such as usage restrictions, model reserves, and capital adjustments are applied to mitigate risk. This ensures that the models are financially sound.

•

Periodic Evaluation and Monitoring: Approved models undergo regular validation procedures, with ongoing performance monitoring playing a crucial role in continuously assessing the appropriateness of the models.

•	Governance and Approval: The Model Risk Management Committee is responsible for Model Risk Management provide overall oversight, scrutiny, governance, and ultimate approval of validated models.

Through these measures, Nomura has established a robust management structure for Model Risk, enhancing its ability to identify and manage both financial and non-financial risks effectively.

(3) Status of audit

1.	Status of Audits by the Audit Committee

Organization, personnel, and procedures of audits by the Audit Committee

As of the submission date of the annual securities report, the Audit Committee is composed of two outside directors and one full-time director who does not concurrently serve as an executive officer and does not execute business operations. All members of the Audit Committee must be independent pursuant to the Sarbanes-Oxley Act of the United States, as well as related Securities and Exchange Commission rules and New York Stock Exchange rules, and in principle one or more members of the Audit Committee must be financial experts.

Position	Name	Length of service as an Audit Committee member	Experience and Knowledge
Audit Committee Chairperson (outside)	Masahiro Ishizuka	two years	With many years of experience as a Certified Public Accountant, is familiar with international accounting systems and has a high level of expertise, qualifying as a Financial Expert pursuant to the U.S. Sarbanes-Oxley Act

Audit Committee Member (outside)	Victor Chu	three years	Has a wealth of experience in corporate management and the financial industry and a high level of expertise regarding laws, regulations, and corporate governance

Audit Committee Member (full-time)	Shoji Ogawa	four years	Has a wealth of experience and knowledge in the fields of Nomura Group’s governance, internal control and internal audits, primarily through being in charge of Group Internal Audit

The Audit Committee’s purpose is to contribute to the realization of the Nomura Group Corporate Philosophy through audit activities, and it upholds “sophistication,” “cooperation,” and “sincerity” as its values. In accordance with audit policies and the division of duties among its members, etc., the Audit Committee monitors and verifies the establishment and operation of the Nomura Group’s internal control system and carries out audits concerning the legality, validity, and efficiency of the execution of duties by directors and executive officers.

Sophistication	We continuously enhance the quality and sophistication of our audit activity responding to increasing social demand, global best practices and advances in technology
Cooperation	We enhance the effectiveness of efficiency of our audit activity by deepening cooperation with external and internal stakeholders
Sincerity	We act with independence and objectivity to fulfill our responsibility with the highest standards of ethics and integrity

In order to increase the effectiveness of audits by the Audit Committee, a full-time director is appointed among Audit Committee members. Furthermore, the Company has established the “Office of Non-Executive Directors and Audit Committee” as a department dedicated to supporting the duties of the Audit Committee and directors. To ensure the independence of the Office of Non-Executive Directors and Audit Committee from business execution, its employees are evaluated by either the Audit Committee or an Audit Committee member designated by the Audit Committee, whose consent is required for the hiring, transfer, or discipline of such employees.

Characteristics of the Audit Committee

•

Regarding matters deemed to be especially important during audit activities, the Audit Committee offers comments and proposals in the form of “Observations of the Audit Committee” included in regular quarterly reports on execution of duties submitted to the Board of Directors, and exchanges views with directors who are not members of the Audit Committee.

•

The chairperson of the Audit Committee also serves as the chairperson of the Audit and Supervisory Committee of Nomura Securities, the Company’s main subsidiary. Furthermore, the Company’s full-time Audit Committee member, Nomura Securities’ Audit Mission Directors and others concurrently serve as Audit Committee members, Audit and Supervisory Committee members, and corporate auditors of the main domestic and foreign subsidiaries. This has enabled the establishment and operation of an audit structure whereby the Company takes the lead in close collaboration among Group companies.

•

To strengthen collaboration at the global and Group-wide levels, the Audit Committee shares information and exchanges views regarding audit service-related issues and concerns with the Audit and Supervisory Committee members of Nomura Securities, Nomura Asset Management, and Nomura Trust and Banking, and chairpersons of Audit Committees at holding companies overseeing the three overseas regions (Europe, Americas, and Asia).

•

The primary reporting line of the Internal Audit Division is to the Audit Committee. The Audit Committee approves preparation of the implementation plan pertaining to internal audits and the related budget. In addition, the consent of the Audit Committee is required for appointment or dismissal of the person responsible for the Internal Audit Division.

Activities of the Audit Committee

During the fiscal year under review, the Audit Committee met 14 times, including a global meeting attended by the chairpersons of the audit committees of holding subsidiaries overseeing overseas regions. Each meeting lasted approximately 2 hours and 50 minutes on average. The attendance status of the Audit Committee members is as follows:

Noriaki Shimazaki Audit Committee Chairperson (outside)	Masahiro Ishizuka Audit Committee Chairperson (outside)	Victor Chu Audit Committee Member (outside)	Shoji Ogawa Audit Committee Member (full-time)
5/5 times	14/14 times	12/14 times	14/14 times

Noriaki Shimazaki’s attendance is recorded for the meetings held until his retirement on June 25, 2024. (the same applies below).

In the fiscal year under review, the main initiatives of the Audit Committee were as follows.

Audit Committee’s Main Initiatives	Examples of Initiatives
1) Enhancement of Group-wide audit committee activities

-  Shared information and exchanged views with Nomura Asset Management’s Audit and Supervisory Committee members at Audit Committee meetings

-  Shared the Observations of the Audit Committee regarding Nomura Asset Management and Nomura Trust and Banking at Audit Committee meetings

2) Initiatives to upgrade governance activities	- Audits of individual companies as well as the implementation of Group-wide theme-oriented audits according to the Nomura Group’s business operations
3) Initiatives to strengthen internal control

-  Reviewed the background and response to the correction of certain classification and presentation in the consolidated cash flow statement for the fiscal year ended March 2023

-  Reviewed the background and response to the March 2021 legal violation at Nomura Securities in relation to JGB futures trading

-  Reviewed the background and response to the October 2024 arrest and November 2024 indictment of a former Nomura Securities employee

4) Initiatives contributing to the increase of corporate value	- Reviewed strategies and initiatives for achieving mid-to-long term earnings targets
5) Pursuit of best practice in organizational operation

-  Brought in related knowledge from outside (received information from external advisors, gathered information from the accounting auditor at regular tri-party audit meetings, and interacted with and gathered information from other companies via the Japan Audit & Supervisory Board Members Association, etc.)

-  Used digital tools such as Teams and the Company’s internal generative AI

Main Agenda Items during Audit Committee Meetings	Apr.	May	June	July	Aug.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.
Deliberations concerning the Annual Audit Plan	•			•		•			•		•
Deliberations concerning Observations of the Audit Committee	•			•		•			•
Deliberations concerning the Report of the Audit Committee	•	•
Deliberations concerning evaluation of the accounting auditor	•	•	•								•
Deliberations concerning the Audit Committee’s self-evaluation		•	•						•		•
Reports from executive officers, senior managing directors, etc.	•	•	•	•	•	•	•	•	•	•	•
Approval of the implementation plan pertaining to internal audits and the related budget, and reports from the Internal Audit Division	•	•	•	•	•	•	•	•	•	•	•
Reports from the accounting auditor	•	•	•	•	•		•	•		•
Reports from external advisors								•
Audit activity reports from the full-time Audit Committee member, etc.	•	•	•	•	•	•	•	•	•	•	•
Exchange of views with chairpersons of Group Audit Committees, etc.					•			•

(No Audit Committee meetings were held in September.)

The main contents of the reports received by the Audit Committee during the current fiscal year were as follows.

Main reports from executive officers, senior managing directors, etc.

•  Status of the Execution of Duties: The President and Group CEO; Representative Executive Officer and Deputy President; Executive Officer, Deputy President and Chief of Staff; Business Division Heads, etc.; CFO and CTO; CRO; Joint CCO; CIO, etc.

•  Quarterly Financial Results Overview: CFO, Executive Officer in charge of Group Finance

•  Progress in implementing improvement measures relating to the significant internal control deficiencies subject to disclosure that were disclosed in the corrected internal controls report, and views of internal control effectiveness following implementation of the measures, etc.: CFO and Senior Managing Director in charge of Group Finance

•  Change in applicability of broker-dealer accounting: Senior Managing Director in charge of Group Finance

•  Background and response to the legal violation in relation to JGB futures trading and the arrest and indictment of a former employee at Nomura Securities: Joint CCO

Main reports from the accounting auditor

•  Financial audit plan and quarterly review plans (Japan standards and U.S. standards)

•  Quarterly review results

•  Audit and review results of the corrected consolidated financial statements

•  CAM/KAM (critical/key audit matters)

•  Results of financial audits required by the Companies Act, status and results of the integrated audit concerning consolidated financial statements and internal controls pertaining to financial reporting

•  Results of the Japanese Institute of Certified Public Accountants quality control review, the Certified Public Accountants and Auditing Oversight Board inspection, etc.

•  Status of progress toward audits utilizing advanced digital technologies

Reports from external advisors	• Governance in relation to AI/generative AI

The status of attendance at important meetings excluding the Audit Committee meetings by each member of the Audit Committee during the fiscal year under review was as follows.

Meeting	Noriaki Shimazaki Audit Committee Chairperson (outside)	Masahiro Ishizuka Audit Committee Chairperson (outside)	Victor Chu Audit Committee Member (outside)	Shoji Ogawa Audit Committee Member (full-time)
Board of Directors meetings	3/3 times	11/11 times	11/11 times	11/11 times

Board Risk Committee meetings	—	—	—	5/5 times

During the fiscal year under review, the full-time Audit Committee member, Nomura Securities’ Audit Mission Directors, and members of the Office of Non-Executive Directors and Audit Committee serving as the corporate auditors of domestic subsidiaries conducted interviews, etc. with executive officers, senior managing directors, and key domestic and overseas personnel under their authority, and on-site audits and head office departments as well as overseas entities in Europe, Americas and Asia.

Cooperation with the Internal Audit Division and the Accounting Auditor

As mentioned above, the Audit Committee receives reports from the senior managing director in charge of Group Internal Audit (the SMD of Group Internal Audit) and the accounting auditor, while the SMD of Group Internal Audit attends almost all committee meetings and the accounting auditor participates in interviews conducted by the Audit Committee, deepening their understanding of the committee’s concerns. Each time the accounting auditor reported on audit plans, quarterly reviews, accounting audits, or integrated audits, etc., it provided explanations to the Audit Committee regarding matters such as its risk perception, key audit items, and suggested critical/key audit matters (CAM/KAM), and exchanges of views took place as needed.

In addition, the Chairperson of the Audit Committee, the full-time Audit Committee member and Nomura Securities’ Audit Mission Directors hold monthly meetings (regular tri-party audit meetings) with the accounting auditor and the SMD of Group Internal Audit primarily to share information on various topics, not limited to audits. In the fiscal year under review, monthly tri-party audit meetings were held 12 times.

Furthermore, the full-time Audit Committee member and Nomura Securities’ Audit Mission Directors receive reports from the SMD of Group Internal Audit every month, while the Audit Committee members communicate with the accounting auditor as needed.

Annual Audit Plan and Key Audit Items

The Audit Committee prepares an Annual Audit Plan for each business year.

Based on Nomura Group’s management strategy, business environment surrounding Nomura Group and the results of audit activities up to the previous fiscal year, the Annual Audit Plan for the fiscal year under review set the following key audit items, and audits were implemented accordingly: 1) establishing a sound corporate culture, 2) enhancing the effectiveness of governance frameworks, 3) upgrading the internal control system and dealing with risk, and 4) initiatives to achieve mid-to-long term management objectives.

Key Audit Items and Main Focal Points of Audits	Main contents of audit

1)  Establishing a sound corporate culture

(i) Instill the Nomura Group Purpose and put it into practice

(ii)  Instill appropriate conduct and enforce compliance

(iii)  Instill risk culture and improve its quality

-   Is the management team implementing measures to ensure that each executive and employee is aware of the Nomura Group Purpose and puts it into practice?

-   Is the management team implementing measures to ensure that executives and employees practice conduct-related compliance as part of their day-to-day activities?

-   Is the management team working to further instill risk culture and improve its quality so that each executive and employee can act by taking the initiative and cooperating with others to deal with risks appropriately?

2)  Enhancing the effectiveness of governance framework

(i) Upgrade the integrated Group-wide system for business operations

(ii)  Develop a globally consistent governance system and strengthen the three lines of defense

(iii)  Strengthen provision of information to stakeholders and IR functions

-   Is the management team working to implement radical measures to strengthen governance and internal control to a level befitting the Nomura Group?

-   Is the management team establishing a globally consistent governance system for business operations and strengthening the three lines of defense, including ensuring ownership of risk management within the first line?

-   Is the management team engaging in dialogue with stakeholders, including timely and appropriate provision of information, and seeking to strengthen IR functions and enhance their effectiveness?

3)  Upgrading the internal control system and dealing with risk

(i) Upgrade risk management for a range of risks

(ii)  Ensuring operational resilience across the entire group

(iii)  Develop a system for appropriate information disclosure and enhance its operation

-   Is each of the corporate functions enhancing their management of risks—including legal, compliance, conduct risk, IT/cybersecurity, business continuity, and human capital?

-   Is the management team working on initiatives to enhance the operational resilience of the entire Group on a mid-to-long term basis?

-   Is the management team working to develop a system for appropriate information disclosure and enhance its operation?

This should include internal controls related to financial reporting, which were found to have significant deficiencies, as well as disclosure of non-financial information, for which greater disclosure will be required going forward.

4)  Initiatives to achieve mid-to-long term management objectives

(i) Implement initiatives to increase the Nomura Group’s corporate value

(ii)  Implement initiatives through the Structural Reform Committee and ensure their effectiveness

(iii)  Develop an improved personnel strategy that is comprehensive and focused on the next generation, and conduct appropriate performance appraisals

-   Is the management team working to clarify its vision for the Group based on the Corporate Philosophy including the Group Purpose, develop a mid-to-long term value creation story that meets market expectations, and develop a business model that will generate a group premium and offer a sustained competitive advantage?

-   Is the Structural Reform Committee pursuing structural reform by implementing initiatives including decisive, forward-looking investments for such purposes as establishing an efficient global operating model?

-   Is the management team developing and implementing a comprehensive personnel strategy from a mid-to-long term perspective?

Audit Committee’s view

In the fiscal year under review, the Company worked toward its management vision goals for 2030 by stabilizing and diversifying its earnings and controlling costs, among other measures, and this led to improved business results and higher external evaluation. However, incidents occurred such as the legal violation in relation to JGB futures trading and the arrest and indictment of a former employee at Nomura Securities. Thus, it was also a year that brought home the importance of ensuring that each executive and employee is adhering to the Code of Conduct.

The year 2025 marks a milestone as the Company celebrates its centenary. This calls for the Company to continue striving toward growth and to build an internal foundation that will hold steady in the face of changes to come over the next hundred years. Accordingly, it is essential for each executive and employee to act based on awareness of the Nomura Group Purpose.

With regard to the legal violation in relation to JGB futures trading and the arrest and indictment of a former employee at Nomura Securities, the Audit Committee checked progress regarding the implementation of measures to deal with the incidents and prevent them from recurring. It did so primarily by listening to reports from the full-time Audit Committee member and Nomura Securities’ Audit Mission Directors, conducting interviews with individuals connected to the incidents, and collaborating with the Audit and Supervisory Committee of Nomura Securities. In addition, the Audit Committee issued a recommendation to the Board of Directors to strengthen measures to prevent recurrence of such incidents, including upgrading the internal control system.

PDCA (Plan, Do, Check, Act) Cycle for Audit Activities

The Audit Committee conducts audits according to the Annual Audit Plan. On a quarterly basis, it reviews audit activities, lists matters confirmed or discovered during auditing, and points that require confirmation, offering comments and proposals to the Board of Directors in the form of the Observations of the Audit Committee. At the end of the fiscal year the Audit Committee conducts a self-evaluation, summarizing its activities. In this way it reinforces the holistic interconnections between individual audit activities originating in the Annual Audit Plan, and reports such as the Observations of the Audit Committee, and ensures that recognized issues are incorporated into the Annual Audit Plan for the following fiscal year. In addition, the Audit Committee strives to collaborate with the Internal Audit Division by, for instance, informing the senior managing director in charge of Group Internal Audit of recognized issues and incorporating them into the internal audit implementation plan for the following fiscal year.

Self-evaluation of the Audit Committee

The Audit Committee is promoting enhancement in areas such as group-wide Audit Committee activities, risk-based audits, the establishment of a PDCA cycle for auditing activities, and evaluation of the accounting auditor. By conducting self-evaluation of these activities, we can clarify issues and consider further enhancement measures.

In the self-evaluation conducted in March 2025, Audit Committee members were required to complete a three-level evaluation on seven items and were asked for their opinions individually regarding reasons for low assessments. The seven items were: (i) the Audit Committee’s audit activities, (ii) collaboration with the Board of Directors, (iii) report from the Internal Audit Division, (iv) collaboration with the accounting auditor, (v) collaboration with the Internal Control Division, (vi) communication with supervisory authorities, and (vii) effectiveness of the Audit Committee.

Based on the results of the self-evaluation, the main areas for further improvement are:

1)

Initiatives to bring about improvement in audit activities at the Group level, including collaboration with domestic and foreign subsidiaries other than Nomura Securities, Nomura Asset Management, and Nomura Trust and Banking

2)

Improved linkage between audit activities and internal audit reports, deeper discussion of items included in internal audit reports by the Audit Committee, enhancement of the contribution made by internal audits to Audit Committee activities

3)	Further strengthening of collaboration with the accounting auditor

2.	Status of internal audit

The Internal Audit Division defines its purpose as “We help Nomura create a better world by providing valuable, independent, risk-based, and objective assurance, advice, insight, and foresight”, and our policy is to act as catalyst for change to improve the control environment and achieve business objectives.

Organization, Personnel and Procedures of Internal Audit

In order to ensure the effectiveness and adequacy of internal controls, the Company has established the Internal Audit Division that is independent from business execution and reports directly to the Audit Committee. In addition to the Group Internal Audit Department within the Company, it has also set up internal audit dedicated units (and personnel) in its major subsidiaries in Japan and overseas. This allows it to audit business and corporate functions across the Nomura Group.

The Internal Audit Division is staffed by approximately 220 employees in Japan and overseas and operates under a global matrix structure based on functions and regions. Highly skilled and experienced personnel in internal auditing and related areas have been appointed as Global Portfolio Directors for each business and corporate function to be audited, whereby enhancing the overall consistency and evaluating the internal controls of the entire group globally with coherency.

Especially, in order to promote the use of technology in internal audit activities throughout the Group, a dedicated data analytics team has been formed. In addition to the Global Portfolio Directors mentioned above, personnel skilled in data analytics and management have been assigned in each region to advance the use of data analytics in each internal audit activity. Efforts are also being made to implement continuous monitoring and other initiatives using data analytics.

[Group Internal Audit Operational Structure]

The Internal Audit Division of the Nomura Group takes a risk-based approach in principle to effectively and efficiently utilize audit resources. It conducts risk assessment for each business and operation to be audited and works on formulating and implementing its annual internal audit plan to allocate audit resources according to the type and degree of inherent risks. As a foundation for internal audit activities that supports the aforementioned Group-wide internal auditing, in addition to adopting the globally unified internal audit methodologies, which adhere to the International Professional Practices Framework (“IPPF”) established by The Institute of Internal Auditors (IIA), the Internal Audit Division has also introduced a platform used by all regions that provides workflow functionalities for various internal audit activities and approval processes as well as storage functionalities for internal audit reports, work papers, and audit trails relating to internal audit activities. The platform provides an environment in which the status and results of internal audit activities of the entire Group can be easily reviewed and analyzed.

Mutual Coordination among Internal Audit, Audit Committee Audit and Accounting Audit and the Relationship between these Audits and Internal Controls Functions

Coordination between Internal Audit and Audit Committee

The primary reporting line of the Internal Audit Division is the Audit Committee. In addition to reporting the result of each audit to the Audit Committee, the Internal Audit Division also periodically reports to the Audit Committee on the development/operation of internal audit organization and the progress of internal audits in order to promote the coordination with the Audit Committee. Notable matters on the status of the Internal Audit Division are reported in the regular reporting from the Audit Committee to the Board of Directors. Formulation of the annual internal audit plan and budget requires the approval of the Audit Committee and points to be considered for the formulation of the annual internal audit plan are separately communicated to the Internal Audit Division by the Audit Committee.

During the period under review, timely reporting was made throughout the year through a total of 11 reports from the Internal Audit Division to the Audit Committee. Main content of the reports includes key issues and trends relating to the overall internal control identified through internal audit activities, as well as matters to be referred to the Audit Committee for approval such as the annual internal audit plan and its changes. In addition to the reporting to the Audit Committee, key issues and trends relating to the overall internal control identified through internal audit activities are reported monthly to the full-time Audit Committee member and Audit Mission Directors of Nomura Securities.

Coordination among Internal Audit, Audit Committee and Accounting auditor

In regard to the Accounting auditor (Independent Auditor), the Audit Committee has the authority to approve their annual audit plan, receives reports and explanations from them on their financial audits at least once quarterly, exchanges information with them from time to time, reviews their audit method and the appropriateness of their audit results and examines financial statements and other relevant documents. The Senior Managing Director in charge of the Internal Audit Division attends the Audit Committee meetings and receives reports not only from the Audit Committee but also from the Accounting auditor. In addition, when the Internal Audit Division reports to the Audit Committee, the Accounting auditor is also present and receives reports from the Internal Audit Division.

Furthermore, the Internal Audit Division participates in the monthly meetings (regular three-way audit meetings) which the chairperson of the Audit Committee, the full-time Audit Committee member and the Accounting auditor attend, and shares information and exchanges opinions on matters such as recognition of issues identified in audits, the risk and control environment, and regulatory developments in Japan and overseas, with the aim of enhancing internal audit activities.

Coordination between Internal Audit and Accounting auditor

The Internal Audit Division coordinates and holds regular meetings with the Accounting auditor on a monthly basis, where their respective principal managers attend the meetings and share topics associated with their audit activities and recent risk assessments for the use in their respective audit activities. In order to improve the efficiency of the audit activities of both sides, the Internal Audit Division also coordinates with the Accounting auditor at the operational level by sharing the timing of fieldwork and the materials and data obtained from the auditees, etc. Internal audit reports are also shared with the Accounting auditor.

Coordination between Internal Audit and Internal Controls Functions

The Internal Audit Division conducts continuous monitoring in addition to the audit activities based on the annual internal audit plan approved by the Audit Committee. Through interviews with the internal controls functions and review of relevant documents, the Internal Audit Division assesses the risk landscape. Based on these assessments, the Internal Audit Division may propose changes to the annual internal audit plan to the Audit Committee as necessary.

Efforts to Ensure the Effectiveness of Internal Audits

As described above, the primary reporting line of the Internal Audit Division is the Audit Committee. The Senior Managing Director in charge of the Internal Audit Division reports directly to the Audit Committee on the development/operation of internal audit organization and the progress of internal audits while the Audit Committee requests the Internal Audit Division to formulate the annual internal audit plan covering points it deems necessary for future review, ensuring the effectiveness of internal audits through coordination between the Internal Audit Division and the Audit Committee. The Senior Managing Director in charge of the Internal Audit Division attends the Executive Management Board (EMB) meetings. This allows the Senior Managing Director in charge of the Internal Audit Division to receive information at the management level and to regularly report on matters related to internal controls identified through internal audits.

In addition, formulation of the annual internal audit plan and budget requires the approval of the Audit Committee, and the appointment or dismissal of the Internal Audit Division Head requires the consent of the Audit Committee thereby ensuring its independence and objectivity from the business execution.

In addition, the Internal Audit Division undergoes a quality assessment of internal audits by external experts approximately every five years, in accordance with internal regulations and the IPPF Standards. Most recently, it has been evaluated as being generally conforming to the International Standards established by the IIA.

As the Internal Audit Division for the entire group, we have already undergone three rounds of external quality assessments. In addition to the evaluation of compliance with various standards, the Internal Audit Division has received insights into its performance and effectiveness compared to industry peers; industry best practices; and recommendations for improvement. These insights are being utilized in formulating the mid-term strategy for the Internal Audit Division, as part of its ongoing efforts to further enhance its internal auditing capabilities. Most recently, we have revised our internal audit charter to reflect the “Global Internal Audit Standards” established by the IIA, which came into effect in January 2025, and have explicitly documented matters related to coordination with the Audit Committee.

3.	Status of accounting audit

a.	Name of auditing firm

Ernst & Young ShinNihon LLC

b.	Duration of the auditor’s assignment

Since 1973 (Including periods between 1978 and 2002 in joint audit with other auditing firms)

c.	The certified accountants who executed the audit work

Names of the accountants	Names to which the accountants belong to
Designated and Operating Partner Toyohiro Fukata	Ernst & Young ShinNihon LLC
Designated and Operating Partner Shinichi Hayashi	Ernst & Young ShinNihon LLC
Designated and Operating Partner Mitsuhiro Nagao	Ernst & Young ShinNihon LLC
Designated and Operating Partner Toshiro Kuwata	Ernst & Young ShinNihon LLC

Note: Years of the accountants’ assignment is omitted due to less than seven years.

d.	Composition of the assistants assigned to the audit work

Certified public accountants:      54   persons

Others:             140  persons

Note: Others include those who passed the Certified Public Accountant Examination and system auditors.

e.	Accounting Auditor Selection Policy and Reasons, and Evaluation of Accounting Auditor by the Audit Committee

The Audit Committee conducted an annual evaluation based on the “Assessment Criteria for the Accounting Auditor” established by the Committee. Based on the results, as facts falling under the “Policy on Dismissal or Non-reappointment of the Accounting Auditor” established by the Audit Committee were not found, the Audit Committee deemed it appropriate to reappoint the current accounting auditor. In the Audit Committee meeting held on June 18, 2025, the Audit Committee directly informed the accounting auditor of the result of the annual evaluation, while also expressing the hope that audit activities would be further enhanced, among other comments.

In the fiscal year ended March 2023 the Audit Committee implemented a process of evaluating multiple audit firms to select one candidate for appointment as accounting auditor; this process included the evaluation of proposals and presentations by the audit firms. The decision to nominate the current accounting auditor as the candidate for appointment was made in April 2023. In the annual evaluation for the fiscal year under review, the Audit Committee also considered the matters below in order to conduct an appropriate evaluation for enhancing audits and ensuring a Group-wide perspective.

1.	Status of the following key matters included in the proposal received during the process of evaluating multiple audit firms in the fiscal year ended March 2023:

-	Audit fees (extent to which efficiency improvements due to use of technology, etc. are reflected in fees)

-	Efficient, sophisticated audits using technology

-	Collaboration with the Internal Audit Division

2.

Evaluation of the accounting auditor and the accounting auditor’s member firms in overseas regions by members of the Audit Committee, members of the Nomura Securities Audit and Supervisory Committee, Audit and Supervisory Committee chairpersons of major domestic subsidiaries, and Audit Committee chairpersons in overseas regions

f.	Policy on Dismissal or Non-reappointment of the Accounting Auditor

1.

If any of the items stipulated under Article 340, Paragraph 1 of the Companies Act apply to the accounting auditor, the Audit Committee shall consider dismissal of the accounting auditor, and if dismissal is determined to be reasonable, the Audit Committee shall dismiss the accounting auditor by unanimous consent of all members of the Audit Committee. In such event, an Audit Committee member designated by the Audit Committee shall report the dismissal of the accounting auditor and reasons for dismissal at a general meeting of shareholders to be convened immediately after the dismissal.

2.

In cases where the Audit Committee determines that the accounting auditor is unsuitable, or that provision of a more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the accounting auditor shall be submitted to the annual general meeting of shareholders.

4.	Audit fees, etc.

a.	Details of fees to Ernst & Young ShinNihon LLC

	(in millions of yen)
	Year ended March 31, 2024		Year ended March 31, 2025
	Audit	Non-audit	Audit	Non-audit
Company	¥877	¥36	¥835	¥35
Consolidated subsidiaries	386	87	399	103

Total	¥1,263	¥123	¥1,234	¥138

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

b.	Details of fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC (Except a.)

	(in millions of yen)
	Year ended March 31, 2024		Year ended March 31, 2025
	Audit	Non-audit	Audit	Non-audit
Company	¥—	¥0	¥—	¥24
Consolidated subsidiaries	2,943	559	3,423	552

Total	¥2,943	¥559	¥3,423	¥576

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst &Young ShinNihon LLC also provide a various type of services, such as supporting tax filings and tax compliances with the Company and its consolidated subsidiaries.

c.	Other details of significant fees based on audit attestation

Not applicable

d.	Approval of audit fees

The Chief Financial Officer (“CFO”) considers whether the fee level for the accounting auditor, etc., is appropriate to ensure a high quality audit is conducted taking into account factors such as previous performance, audit scope, audit procedure, the audit system, and annual plans. Audit fees are then decided after obtaining agreement or pre-approval from the Audit Committee. With respect to the content and fees of non-audit services provided to Nomura by Ernst & Young ShinNihon LLC, its affiliated accounting firm Ernst & Young, and its associated companies within the same network, the Company has established a procedure whereby the Audit Committee conducts discussions and provides pre-approval and prior concurrence for these services upon receiving a request from the CFO.

e.	Agreement by audit committee on audit fees

The Audit Committee has received necessary documents and reports from the CFO, relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the maintenance status of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated audit fees, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. and prior concurrence procedures in accordance with IFAC Code of Ethics (Code of Ethics for Professional Accountants) and related regulations. Based on the result of such confirmations and procedures, the Audit Committee has verified the audit fees, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

(4) Compensation of Statutory Officers

Our compensation program for our Statutory Officers is outlined as follows. “Statutory Officers” refer to “Directors” and “Executive Officers.”

1. Compensation Policy

Compensation for Statutory Officers of NHI is subject to two policies: the Nomura Group compensation policy that applies to our employees and Statutory Officers (the “Basic Policy”), and the Compensation Policy for Directors and Executive Officers of NHI (the “Policy for Statutory Officers”) that applies to Statutory Officers. We have developed these policies to enable us to achieve sustainable growth, deliver long-term growth in shareholder value, deliver excellence to our clients, enhance our competitive strength in the global markets and enhance our reputation. The Compensation Committee reviews and updates these policies. We also have established Compensation Recovery Policy separately.

We have established a compensation policy for our officers and employees, including Senior Managing Directors of NHI and directors of our subsidiaries but exclude Directors and Executive Officers of NHI. This policy is referred to as our “Employee Policy.”

(1) Basic Policy

Compensation Governance

As a company with three Board Committees, as defined under Japanese companies act, NHI has established an independent statutory Compensation Committee which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Directors and Executive Officers of NHI is determined.

With respect to the relevant policies and total compensation for our officers and employees other than NHI’s Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and an individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC determines above matters with support from respective remuneration committees in each region.

The HRC establishes the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended, and determines matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and is responsible for the management, operation, interpretation and administration of such.

Compensation Policies and Practices for Nomura Group’s Talent

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets.”

Compensation for Nomura Group’s Talent is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, and in line with any relevant laws and regulatory expectations.

(i) Sustainable corporate growth and increasing corporate value over the medium and long-term

Our employee compensation policies aim to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to Environmental, Social and Governance (“ESG”) considerations.

Based on a pay-for-performance principle, our employee compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

(ii) Sound and effective risk management

We seek to maintain sound and effective risk management with an appropriate risk appetite. We update performance measurement metrics and indicators used for determining compensation by considering both financial and non-financial risks underlying each business. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are also considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation as a result of disciplinary actions.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

(iii) Alignment of interests with shareholders

Certain of our officers and employees’ remuneration package includes stock-based compensation awards linked to share price of NHI with an appropriate deferral period applied, in order to align with shareholders’ interests.

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy is governed by our Compensation Committee of NHI.

(2) Policy for Statutory Officers

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of an annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-based compensation awards with specified deferral periods.

<Composition of Compensation for Directors and Executives>

Fixed Compensation	Performance-linked Compensation
Base salary	Annual Bonuses	Long-term Incentive Plan

Fixed Compensation

•	Base salary is paid in cash and determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

Performance-linked Compensation

•

With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is also reflected when determining final annual bonus amount.

•

With respect to Directors and other Executive Officers, the amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to a qualitative evaluation of individual performance.

•	Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

(i)	Annual Bonuses

In principle, certain portion of any annual bonus payment should be deferred.

(ii)	Long-term Incentive Plan

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished.

Payments are made in stock-based compensation awards.

When granting compensation, in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

(3) Employee Policy

Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including Senior Managing Directors of NHI and directors of subsidiaries of NHI but excluding our Statutory Officers of NHI.

Matters not provided for in our Employee Policy are governed by the provisions of our Basic Policy.

Compensation Governance

Supervised by the HRC, regional committees governing employee compensation are composed of representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These regional committees implement our global compensation governance rules.

The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by performance of the business supported by the individuals.

Compensation Policies and Practices

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets.”

Compensation for our employees is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as market pay levels in Japan and overseas, in line with any relevant laws and regulatory expectations.

(i) Sustainable corporate growth and increasing corporate value over the medium and long-term

The compensation policies for our employees aim to embody the Purpose which is “We aspire to create a better world by harnessing the power of financial markets” and our “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with ESG considerations.

Based on a pay-for-performance principle, our compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

Compensation at Nomura reflects and aligns with the performance of the Nomura Group as a whole, its divisions, as well as individual employees, taking into account both business strategy and market considerations.

(ii) Sound and effective risk management

We seek to maintain sound and effective risk management with an appropriate risk appetite. We apply its performance measurement standards and indicators when determining compensation considering both financial and non-financial risks in each business, taking a holistic approach. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation.

The compensation package offered to our employees comprises two key elements:

•	Fixed compensation – reflects the role, responsibilities and experience of the employee; and

•

Variable compensation – designed to incentivize performance, encourage the right behaviors and drive employee growth and development. For higher paid employees, a portion of variable compensation may be deferred, balancing short-term with our medium and long-term interests.

We seek to balance the components of compensation between fixed and variable according to the employee’s role and seniority. In principle, the proportion of compensation that is deferred increases with employee’s compensation. Guaranteed compensation is allowed only in limited circumstances such as for new hires or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, employees’ compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).

(iii) Alignment of interests with shareholders

Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-based compensation awards linked to the price of NHI shares with an appropriate deferral period applicable, in order to align with shareholders’ interests.

Approval and Revision of the Employee Policy

The approval, amendment or repeal of the Employee Policy can be made by our HRC.

(4) Compensation Recovery Policy

Article 1. (Purpose)

This Nomura Holdings, Inc. (“NHI”) Compensation Recovery Policy (this “Recovery Policy”), in addition to the Nomura Group compensation policy for all the employees and statutory officers (“Basic Policy”), Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc. (“Policy for Statutory Officers”) and the compensation policy for Nomura Group officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI but excluding Directors and Executive Officers of NHI (“Employee Policy”), establishes the policy to recover erroneously awarded Compensation received by current or former Officers. This Recovery Policy is designed to comply with Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual (“Section 303A.14”), and will be interpreted and applied accordingly. Capitalized terms used in this Recovery Policy are defined as provided herein.

Article 2. (Definitions)

1.	“Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

2.

“Covered Event” means where NHI is required to prepare an accounting restatement due to the material noncompliance of NHI with any financial reporting requirement under the securities laws, including any accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.

“Financial Reporting Measure” means (a) any measure that is determined and presented in accordance with the accounting principles used in preparing NHI’s financial statements, and any measures that are derived wholly or in part from such measures and (b) NHI’s stock price or the total shareholder return of NHI. A measure, however, need not be presented with the financial statements or included in a filing with the U.S. Securities and Exchange Commission (“SEC”) to constitute a Financial Reporting Measure.

4.	“Officers” means any person who is or was an “executive officer” of NHI, as determined pursuant to Section 303A.14.

5.

“Restatement Date” means the earlier to occur of: (i) the date NHI’s Board of Directors concludes, or reasonably should have concluded, that the Covered Event has occurred; or (ii) the date a court, regulator, or other legally authorized body directs NHI to prepare any accounting restatement as described in the definition of the Covered Event.

Article 3. (Scope)

1.	This Recovery Policy shall apply to Compensation received by a current or former Officer (a “Covered Person”) on or after October 2, 2023:

(1)	after beginning service as an Officer;

(2)	who served as an Officer at any time during the performance period for the Compensation;

(3)	while NHI has a class of securities listed on a national securities exchange or a national securities association registered with the SEC; and

(4)	during the three completed fiscal years immediately preceding the Restatement Date (or such longer period as required under Section 303A.14 in the event NHI changes its fiscal year).

2.

Compensation is deemed received in NHI’s fiscal period during which the Financial Reporting Measure specified in the Compensation award is attained, even if the payment or grant of the Compensation occurs after the end of that period.

Article 4. (Recovery)

1.

Upon the occurrence of a Covered Event, NHI shall recover the following amount from a Covered Person: the amount of Compensation received that exceeds the amount of Compensation that otherwise would have been received had it been determined based on the restated Financial Reporting Measures, computed without regard to any taxes paid on such Compensation.

2.

If the amount of the Compensation received by a Covered Person was based on NHI’s stock price or total stockholder return and is not subject to mathematical recalculation directly from the information in the accounting restatement described in the Covered Event, the amount to be recovered shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total stockholder return upon which the Compensation was received. NHI shall obtain and maintain all documentation of the determination of such reasonable estimate and provide such documentation to the NYSE when required.

3.

Recoupment of Compensation pursuant to this Recovery Policy shall be made on a “no fault” without regard to whether any misconduct occurred or whether any Covered Person has responsibility for the noncompliance that resulted in the Covered Event.

4.

NHI must recover the amount in accordance with Paragraph 1 above except to the extent the majority of the independent directors of NHI has made a determination that recovery would be impracticable for any of the following reasons:

(1)

The direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered, provided that before concluding that it would be impracticable to recover any Compensation based on the exception contemplated under this Article 4 Paragraph 4(1), NHI shall make a reasonable attempt to recover such Compensation, and shall document such reasonable attempt(s) to recover and provide that documentation to the NYSE when required.

(2)

Recovery would violate an applicable home country law adopted prior to November 28, 2022, provided that before concluding that it would be impracticable to recover any amount of Compensation based on the exception contemplated under this Article 4 Paragraph 4(2), NHI shall engage legal counsel experienced and qualified to practice law in the applicable jurisdiction (if such counsel is acceptable to the NYSE) to render an opinion that recovery would result in a violation of law and shall provide such opinion to the NYSE; or

(3)	Recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of NHI to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.

Any right of recovery under this Recovery Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to NHI pursuant to the terms of any award agreement and any other legal remedies available to NHI.

Article 5. (Method of Recovery)

1.

To recover the erroneously awarded compensation in accordance with Article 4, NHI may or may cause its subsidiaries to (a) cancel any unvested portion of the Compensation previously awarded; (b) forfeit any vested but unpaid portion of the Compensation previously awarded; (c) require the Covered Person to repay any amount equivalent to the Compensation subject to recoupment; (d) seek recovery of any gain realized on or since the vesting, exercise, settlement, sale, transfer, or other disposition of any share-based awards; (e) offset the recouped amount from any compensation otherwise owed by NHI to the Covered Person (including, without limitation, any severance otherwise payable by NHI to the Covered Person); use any other remedial and recovery method authorized by applicable law or contract.

2.

NHI will determine, in its sole discretion, the terms on which and the process by which erroneously awarded compensation must be recovered. Any sums owed to NHI under this Recovery Policy may be deducted from relevant individual’s salary or any outstanding payments due from NHI or its subsidiaries in accordance with applicable laws and as authorized by contract.

Article 6. (No Indemnification)

Neither NHI nor any of its subsidiaries or affiliates shall indemnify any Covered Person against the loss of any Compensation recovered under this Recovery Policy. Further, neither NHI nor any of its subsidiaries or affiliates shall pay or reimburse any Covered Person for any insurance policy entered into by a Covered Person that provides for full or partial coverage of any recoupment obligation under this Recovery Policy.

Article 7. (Disclosure)

1.	NHI shall disclose this Recovery Policy and its amendments in accordance with applicable laws.

2.	If the Covered Event has occurred that require recovery of Compensation pursuant to this Recovery Policy, NHI shall disclose the matters as required in accordance with applicable laws.

Article 8. (Committee)

The Human Resources Committee of NHI shall be responsible for the management, operation, interpretation and administration of this Recovery Policy to the extent permitted by applicable laws. Furthermore, the Compensation Committee of NHI shall determine matters with respect to Compensation of Officers who are statutory officers of NHI under Japanese law. The Compensation Committee and the Human Resources Committee of NHI shall have the discretion to interpret the terms of this Recovery Policy and make determinations under it, and any action taken by each committee pursuant to this Recovery Policy shall be within the absolute discretion of such committee. Any interpretations or determinations made by each committee or its delegate shall be final and binding on all affected individuals.

Article 9. (Amendments)

Any amendments or termination of this Recovery Policy, which may only be made to the extent permitted under the rules of the NYSE, shall be made by resolution of the Compensation Committee of NHI.

2. Compensation for Statutory Officers

(1)	Scheme of Compensation for Statutory Officers

The following picture presents scheme of compensation for Statutory Officers.

(2) Determination method of compensation

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. With respect to the President and the Group CEO, the total compensation, which consists of fixed compensation and performance linked compensation, is determined by considering quantitative factors as well as qualitative factors including competitor benchmarking etc. With respect to the Directors and the Executive Officers, their Annual Bonus and Total Compensation are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to the qualitative elements. For the Long-Term Incentive Plan, see “(3) Matters related to Stock Compensation and Non-Monetary Compensation (iii) PSU as the Long Term Incentive Plan.”

(i) Quantitative elements

In order to ensure alignment with Nomura Group’s management vision and business strategy, we select key performance indicators and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders. In the current fiscal year, NHI achieved the target of 8-10% for ROE set for the year ended March 31, 2025.

Type of elements	Item	Actual for the year ended March 31, 2025
Profit and loss	Net revenue	¥1,892.5 billion
	Revenue cost coverage ratio(1)	75.1%
	Income before income taxes	¥472.0 billion
Per share information	Earnings per Share (“EPS”)	¥111.03
Capital efficiency	ROE	10.0%
Shareholder returns	Total Shareholder Return (“TSR”)(2)	98.7%

(Notes)

1.	Ratio calculated by dividing Total non-interest expenses by Net revenue
2.	The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

(ii) Qualitative elements

To promote enhancement of Nomura Group’s corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI, as evaluation criteria.

(3) Matters relating to Stock Based Compensation and Non-Monetary Compensation

(i)	Outline of current Stock Based Compensation Awards.

The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
Restricted Stock Units (“RSUs”)	• Introduced as the main form of Deferred Compensation since the year ended March 31, 2018. • Settled in the Company’s common stock. • Graded vesting period is set as three years in principle.

Notional Stock Units (“NSUs”)	• Linked to the price of the Company’s common stock and cash-settled in local currency. • Graded vesting period is set as three years in principle.

Performance Share Units (“PSUs”)

•  Introduced as the Long Term Incentive Plan since the year ended March 31, 2024.

•  The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years.

•  Performance evaluation period is set as three years or more in principle.

(ii)	Stock Based Compensation as Non-Monetary Compensation

In principle, half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation and we use RSUs that qualify as non-cash compensation. Furthermore, the Company has introduced PSUs as a long-term incentive plan.

(iii)	PSU as the Long Term Incentive Plan

Under NHI’s PSU program, the base number of NHI shares to be granted is initially determined based on NHI’s performance and other factors each fiscal year. Following the performance period, the number of NHI shares to be awarded will vary from 0% to 150% of the base number of NHI shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in NHI common shares held as treasury stock.

The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.

Performance indicators selected as Basis of calculation

In order to enhance NHI’s corporate value over the medium to long term and to align NHI’s interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.

Calculation Method for the base number of shares and the number of shares to be granted

• Calculation method for the base number of shares:

The base number of NHI shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking with the NHI share price at the time of grant.

• Calculation method for the number of NHI shares to be granted:

After the end of the performance evaluation period, the number of NHI shares to be granted will be calculated in accordance with the following method.

• Performance Evaluation Indicators and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period

TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:

<ROE>

If the actual average value for the performance evaluation period of three years reaches the management goal of 8% set by Nomura Group, a corresponding number of benchmark shares will be granted. However, if the actual value does not exceed either the lowest value of the past three business years, including the grant year, or 3%, no grant will occur. Additionally, if the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it exceeds 12%, 150% of the benchmark shares will be granted.

<TSR>

If the actual value (absolute value) for the performance evaluation period of three years reaches 125%, a corresponding number of benchmark shares will be granted. However, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

3-Year TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)

A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)

B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)

• Calculation method for the number of NHI shares to be paid:

The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSU for the year ended March 31, 2025 has been calculated as 769,600 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 1,154,500 shares.

• Performance evaluation period and payment schedule:

The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.

Delivery Method

The NHI shares awarded at the end of the performance period will be primarily issued from treasury stock.

(iv) Effect of payment of stock based compensation as deferred compensation

By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of NHI, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•

Medium to long term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

3. Compensation for Statutory Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, the Compensation Committee of NHI determines the compensation of NHI’s Statutory Officers in accordance with our compensation policies.

(1)	Aggregate Compensation for Statutory Officers

The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2025.

	Number(1)	Millions of yen
		Year ended March 31, 2025
		Fixed compensation	Performance-linked compensation
			Monetary compensation		Non-monetary compensation
		Base salary(2)	Cash Bonuses	NSUs(3)	RSUs(3)	PSUs(3)	Total
Directors	12	¥355	¥292	¥100	¥—	¥—	¥747
(Outside Directors included in above)	10	(198)	(—)	(—)	(—)	(—)	(198)
Executive Officers	7	607	2,273	1,426	97	197	4,600

Total	19	¥962	¥2,564	¥1,527	¥97	¥197	¥5,347

(1)

Includes two Directors retired in June 2024, and one Director who was appointed in the same month. There were ten Directors and seven Executive Officers as of March 31, 2025. Compensation to Directors who were concurrently serving as Executive Officers is included within “Executive Officers.”

(2)	The amount reflects voluntary salary return.
(3)

Represents deferred stock-based compensation awards granted in prior years recognized as expense in the Consolidated Financial Statement of Income for the year ended March 31, 2025. The expense of NSUs is remeasured to fair value at each balance sheet date, while the amounts of RSUs and PSUs are measured at fair value on the grant date. For more details, see Note.1 “Summary of accounting policies” in our consolidated financial statements.

(4)	Total compensation paid to Outside Directors for their services to subsidiaries of the Company was ¥80 million for the year ended March 31, 2025.

(2)	Compensation of Directors and Executive Officers receiving ¥100 million or above

The following table presents details of the compensation paid to our Statutory Officers for the year ended March 31, 2025 where such total amount given to the individual is ¥100 million or above. The total amount does not match above “(1) Aggregate Compensation for Statutory Officers” which is recorded as an accounting expense, as it reflects the resolution amount in the compensation committee.

In order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations. Additionally, in order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period. For more details, please refer to the above-mentioned “1. Compensation Policy (1) Basic Policy” and “(2) Policy for Statutory Officers.” In the current fiscal year, quantitative indicators were favorable, notably NHI achieved the target of 8-10% for ROE set for the year ended March 2025. Taking this into consideration, the amount of performance-linked compensation has been increased.

			Millions of yen
			Fixed Compensation		Performance-linked Compensation		Total
Name	Company	Role	Cash	Cash Bonuses	RSUs or NSUs(1)	PSUs(2)
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥291.5	¥291.5	¥—	¥674.2
Kentaro Okuda(3)	Nomura	Director, Representative Executive Officer (Group CEO)	¥109.4	¥485.8	¥485.8	¥126.9	¥1,207.9
Yutaka Nakajima(3)	Nomura	Director, Representative Executive Officer	¥84.4	¥267.2	¥267.2	¥69.8	¥688.6
Toshiyasu Iiyama(3)	Nomura	Executive Officer	¥82.8	¥213.8	¥213.8	¥—	¥510.3
Takumi Kitamura	Nomura	Executive Officer	¥73.2	¥98.4	¥98.4	¥—	¥270.0
Sotaro Kato	Nomura	Executive Officer	¥63.6	¥81.7	¥81.7	¥—	¥227.0
Yosuke Inaida(3)	Nomura	Executive Officer	¥62.7	¥39.2	¥39.2	¥—	¥141.1
Willcox, Christopher	Nomura	Executive Officer	¥114.4	¥1,086.7	¥1,086.7	¥—	¥2,287.8
	(Equivalent in ’000 USD)		$(750.0)	$(7,125.0)	$(7,125.0)	$—	$ (15,000.0)

(1)

As the payment is deferred over a period of three years following the grant, the amount stated herein differs from the compensation actually received by each individual during the year ended March 31, 2025.

(2)	Represents expenses recognized for the year ended March 31, 2025.
(3)	The amount reflects voluntary salary return.

(3)	Meetings of our Compensation Committee during the year

(i) Composition of Compensation Committee

Our Compensation Committee is composed of three members below.

Chairman: Taku Oshima (Outside Director)(1)

Member: Takahisa Takahara (Outside Director)

Member: Koji Nagai (Chairman of Board of Directors, Non-Executive Director)(2)

(1) Taku Oshima was appointed Chairman in place of Kazuhiko Ishimura on June 25, 2024.

(2) Koji Nagai is scheduled to resign as of June 24, 2025, and on the same date, Miyuki Ishiguro, an Outside Director, is slated to assume the position of committee member.

(ii) Deliberation matters and attendance status in the Compensation Committee

The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2025, a summary of key matters discussed, resolutions passed and attendance by members.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 26, 2024	Resolution:

•  The annual bonus and Long Term Incentive Plan for the year ended March 31, 2024.

•  Individual base salary of the Directors and Executive Officers effective from May.

•  The amendment for the Basic Policy.

•  The amendment for the Policy for Statutory Officers.

All members attended
June 25, 2024	Resolution:

•  The appointment of the Director with the right to convoke the board of directors meetings.

•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.

•  Individual base salary of the Statutory Officers.

•  Granting RSUs and NSUs to the Statutory Officers.

All members attended
	Reporting:	• Schedule for current fiscal year. • The Basic Policy and the Policy for Statutory Officers and the Compensation Recovery Policy.
September 27, 2024	Resolution:	• Granting PSUs to the Representative Executive Officers.	All members attended
November 1, 2024	Resolution:	• Voluntary return of salary.	All members attended
December 5, 2024	Resolution:	• Voluntary return of salary.	All members attended
March 28, 2025	Resolution:	• Individual base salary of the Directors and Executive Officers effective from April.	All members attended

Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the year ended March 31, 2025 is appropriate and consistent with our relevant compensation policies. A summary of these meetings has been reported to the Board of Directors.

(5) Status of Equity Investment

1. Standards and concepts for classification of equity investment

The pure investment purpose is to obtain profits mainly from capital gain or dividends income.

2. Equity investments held for the purpose of other than pure investment

a.	Method of verifying holding policies and the reasonableness of holding, and the content of assessment by the Board of Directors regarding the appropriateness of holding individual shares

The basic policy for strategic shareholdings and the methods to verify the reasonableness of the holding are as follows.

*

Regarding strategic shareholdings held by the Nomura Group, the Company and its core subsidiaries shall consider the risks and costs involved in holding such shares and perspectives of business strategy, such as opportunities to increase the revenues of the Company’s businesses through the expansion of transactions or business alliances with the company whose shares are held, and shall hold such shares only if such shareholdings will contribute to maintaining/enhancing the corporate value of the Nomura Group.

*

The Board of Directors shall establish the Investment Securities Committee for the purpose of conducting continuous considerations with respect to the purpose of the holding of strategic shareholdings within the Nomura Group.

*

After consideration of the holding status of strategic shareholdings along the lines of the policy by the Investment Securities Committee, concerning stocks whose sale has been determined to be reasonable, the Company shall proceed with the sale of such stocks while taking into consideration the impact on the market and other circumstances.

*	The Board of Directors shall assess the content of what was considered at the Investment Securities Committee.

Nomura, in principle, plans to proceed with the sale of its strategic shareholdings taking into account the market impact and other circumstances that need to be considered. Nomura is examining the rationality of its holdings for which it will continue to hold, based on an internal verification process.

Specifically, Nomura regularly conducts quantitative analyses of all of its strategic holdings. Nomura verifies whether the return on required capital (revenues from transactions with issuer companies and dividends received) exceeds the standard level, and if the standard is met, Nomura allows the consideration of continuous holding and conducts continuous monitoring. If the standard is not met, Nomura will perform qualitative analyses. In the qualitative analyses, Nomura will determine whether to allow the consideration of continuous holding or to purse a sale, taking into account the expected future earnings including medium to long term earnings, the purpose and period of holding, the relationship with the issuer and the local economy, and other significant elements.

Nomura generally holds the Investment Securities Committee twice a year. The Committee examines the quantitative and qualitative elements mentioned above, confirms the significance of holdings, and discusses policies for additional actions. At the Board of Directors meeting held on June 25, 2024 and December 5, 2024, the Board of Directors examined the appropriateness of holdings based on the contents discussed in the Investment Securities Committee, and confirmed the progress of the reduction and sale of shares as a result of the deliberations by the Committee.

b. Number of the different securities and amount on balance sheet

	Securities	Millions of yen
	Number of the different securities	Amount on balance sheet
Non-listed securities	117	12,854
Listed securities	61	72,183

(Securities whose number of shares increased during the fiscal year ended March 31, 2025)

	Securities	Millions of yen
	Number of the different securities	Acquisition cost for the increase in number of shares	Reason for the increase in number of shares
Non-listed securities	1	100	Strategic investment in digital fintech and market infrastructure fields
Listed securities	—	—	—

(Securities whose number of shares decreased during the fiscal year ended March 31, 2025)

	Securities	Millions of yen
	Number of the different securities	Proceeds from sale of shares
Non-listed securities	10	67
Listed securities	7	2,368

c. Information on number of shares, amount on balance sheet, etc. by security

	Year ended March 31, 2025		Year ended March 31, 2024
	in thousand shares	Millions of yen	in thousand shares	Millions of yen
Name of security	Number of shares	Amount on balance sheet	Number of shares	Amount on balance sheet	Purpose, overview of business alliances, and quantitative effect of holding	Holder of the Company’s shares
Japan Exchange Group, Inc.	8,858	13,531	4,429	18,203	D (4)	No
TOYOTA MOTOR CORPORATION	4,441	11,618	4,441	16,841	B	No
The Chiba Bank, Ltd.	5,693	7,965	5,693	7,182	E	Yes
The Gunma Bank, Ltd.	3,168	3,901	3,168	2,782	F	Yes
Shizuoka Financial Group, Inc.	1,500	2,435	1,500	2,171	G	No
Otsuka Holdings Co., Ltd.	300	2,326	300	1,893	B	No
C.Uyemura & Co., Ltd.	229	2,295	229	2,405	B	No
Nishi-Nippon Financial Holdings, Inc.	922	1,927	922	1,766	A	No (5)
Hirogin Holdings, Inc.	1,500	1,817	1,500	1,637	A	No (5)
NIPPON EXPRESS HOLDINGS, INC.	618	1,681	206	1,593	B (4)	No (5)
Nippon Television Holdings, Inc.	548	1,674	548	1,271	B	No (5)
Iyogin Holdings, Inc.	934	1,642	934	1,096	A	No (5)
Suruga Bank Ltd.	1,136	1,527	1,136	1,015	A	No
Juroku Financial Group, Inc.	262	1,264	262	1,254	A	No (5)
Mebuki Financial Group, Inc.	1,519	1,102	1,519	777	H	No
HOKKO CHEMICAL INDUSTRY CO., LTD.	836	1,074	836	1,067	C	Yes
Hokuhoku Financial Group, Inc.	413	1,061	413	801	A	No (5)
Kyushu Financial Group, Inc.	1,395	1,027	1,395	1,593	A	No (5)
The Musashino Bank, Ltd.	313	1,021	313	924	I	Yes
HIROSE ELECTRIC CO., LTD.	55	953	55	856	B	Yes
Heiwa Corporation	400	938	400	802	B	No
Dai-ichi Life Holdings, Inc.	200	906	200	771	B	No
North Pacific Bank, Ltd.	1,670	863	1,670	743	A	Yes
The Hachijuni Bank, Ltd.	693	732	693	721	A	No (5)
Seven & i Holdings Co., Ltd.	328	709	328	723	B	No
AEON Financial Service Co., Ltd.	474	625	474	666	B	No
The Bank of Nagoya, Ltd.	78	611	78	517	J	Yes
The Awa Bank, Ltd.	200	572	200	551	K	Yes
Aichi Financial Group, Inc.	152	435	152	404	A	No
TOMONY Holdings, Inc.	723	389	723	302	A	No (5)
Procrea Holdings, Inc.	207	352	207	384	A	No
Fukuoka Financial Group, Inc.	88	345	88	355	L	No (5)
Daishi Hokuetsu Financial Group, Inc.	109	342	54	242	M (4)	No (5)
The Bank of Iwate, Ltd.	100	316	100	257	A	No
NIPPON SHOKUBAI CO., LTD.	160	279	40	235	B (4)	No
Senshu Ikeda Holdings, Inc.	626	272	626	247	A	No
Chugin Financial Group, Inc.	119	198	119	156	N	No
ALPHA SYSTEMS INC.	59	193	59	195	B	No
SHINNIHON CORPORATION	94	148	94	154	A	No
The Ogaki Kyoritsu Bank, Ltd.	62	146	62	135	A	Yes
Yamaguchi Financial Group, Inc.	69	122	69	108	A	No
The Toho Bank, Ltd.	312	111	312	112	O	Yes
THE TOTTORI BANK, LTD.	85	108	85	126	A	No
HEIWA REAL ESTATE CO., LTD.	20	94	20	82	B	Yes
The Ehime Bank, Ltd.	61	66	61	69	A	No
THE BANK OF SAGA LTD.	25	58	25	54	A	Yes
HIRAKAWA HEWTECH CORP.	40	56	40	54	B	Yes
The Shimizu Bank, Ltd.	38	56	38	60	A	Yes
The Miyazaki Taiyo Bank, Ltd.	37	47	37	56	A	Yes
THE TOCHIGI BANK, LTD.	139	44	139	51	A	No
The Hyakujushi Bank, Ltd.	10	35	10	30	P	No
The Kita-Nippon Bank, Ltd.	10	32	N/A	N/A	A	Yes
THE TAIKO BANK, LTD.	20	29	20	31	A	No
MINAMI NIPPON BANK,LTD.	27	23	27	26	A	Yes
THE BANK OF KOCHI, LTD.	22	18	N/A	N/A	A	No
Bank of The Ryukyus, Limited	13	15	N/A	N/A	A	No
FIDEA Holdings Co. Ltd.	10	15	N/A	N/A	A	No
Artiza Networks, Inc.	20	12	N/A	N/A	B	No
CHIKUHO BANK Ltd.	9	12	N/A	N/A	A	No
Poplar Co., Ltd.	53	11	N/A	N/A	A	No
Tokyo Kiraboshi Financial Group, Inc.	—	—	218	1,065	Q	No (5)
The Yamanashi Chuo Bank, Ltd.	—	—	187	352	R	Yes
Ishii Iron Works Co., Ltd.	—	—	70	197	S	Yes
The Miyazaki Bank, Ltd.	—	—	62	179	T	Yes
The Fukui Bank, Ltd.	—	—	50	97	U	Yes
THE OITA BANK, LTD.	—	—	25	77	V	Yes
The Yamagata Bank, Ltd.	—	—	58	68	W	Yes

(Note)

1.	It is difficult to describe the effects of quantitative retention because of the diversified reasons. See (5) 2a for the verification method.
2.	N/A means that the amount of securities on the balance sheet is not more than 1% of shareholders’ equity of the Company and not in top 60.
3.	Purpose, overview of business alliances, and quantitative effect of holding
A:	To create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in the Wealth Management Division.
B:	To create business opportunities, and to maintain, strengthen, and expand business relationships, mainly in the Wholesale Division.
C:	To create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in the Corporate Division.
D:

Nomura Securities Co., Ltd., a subsidiary of the Company, is a trading participant of the Tokyo Stock Exchange. Shares are held in order to contribute to the JPX Group providing an optimal trading platform with fairness, safety, and reliability. In addition, by maintaining and enhancing business relationships between Nomura Group and the JPX Group, the Company aims to create and expand business opportunities, particularly in the Wholesale Division, and maintain and expand business alliances related to BOOSTRY’s operations and business aimed at promoting digital asset-related business initiatives.

E:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “TSUBASA Fund Wrap” since March 18, 2021, with The Chiba Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Chibagin Securities Co., Ltd., a subsidiary of The Chiba Bank, Ltd., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Furthermore, on January 14, 2022, the Company and The Chiba Bank, Ltd., established a joint venture company with Daishi Hokuetsu Bank, Ltd., and The Chugoku Bank, Ltd., specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

F:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Gungin Fund Wrap” since February 22, 2024, with The Gunma Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Gungin Securities Co., Ltd., a subsidiary of The Gunma Bank, Ltd., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

G:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Shizugin Wrap (Wealth Square)” since October 26, 2020, with Shizugin TM Securities Co., Ltd., a subsidiary of Shizuoka Financial Group, Inc., as a financial institution to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

H:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Mebuki Fund Wrap” with The Joyo Bank, Ltd. (from October 1, 2021) and The Ashikaga Bank, Ltd. (from October 8, 2021) as a registered financial institutions that intermediate the execution of discretionary investment contracts, and Mebuki Securities Co., Ltd., a subsidiary of Mebuki Financial Group, Inc., (from October 1, 2021) as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

I:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “TSUBASA Fund Wrap” since July 1, 2021, with The Musashino Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Chibagin Securities Co., Ltd., a subsidiary of The Chiba Bank, Ltd., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

J:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Meigin Wrap (Wealth Square)” since December 1, 2023 with The Bank of Nagoya, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Shizugin TM Securities Co., Ltd., a subsidiary of Shizuoka Financial Group, Inc., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

K:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Awa Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on June 26, 2020. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

L:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Fund Wrap” or “FFG Corporate Fund Wrap,” aimed towards institutional clients with FFG Securities Co., Ltd., a subsidiary of Fukuoka Financial Group, Inc., (from May 7, 2019) as financial institutions that the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

M:

The Company and Daishi Hokuetsu Bank, Ltd., a subsidiary of Daishi Hokuetsu Financial Group, Inc., established a joint venture company with The Chiba Bank, Ltd., and The Chugoku Bank, Ltd., on January 14, 2022 specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in Wealth Management Division.

N:

The Company and The Chugoku Bank, Ltd., a subsidiary of Chugin Financial Group, Inc., established a joint venture company with The Chiba Bank, Ltd., and Daishi Hokuetsu Bank, Ltd., on January 14, 2022 specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

O:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Toho Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on July 26, 2024. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

P:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Fund Wrap” since April 1, 2022, with Nomura Securities Co., Ltd., a subsidiary of the Company as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts and The Hyakujushi Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts. Furthermore, Nomura Securities Co., Ltd., a subsidiary of the Company, and The Hyakujushi Bank, Ltd., signed a basic agreement establishing a comprehensive business alliance aimed at providing financial intermediary services on March 17, 2025. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division.

Q:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Kiraboshi Wrap” since August 17, 2020, with Kiraboshi Bank, Ltd., a subsidiary of Tokyo Kiraboshi Financial Group, Inc., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Kiraboshi Life Design Securities Co., Ltd., a subsidiary of Tokyo Kiraboshi Financial Group, Inc., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares were held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

R:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Yamanashi Chugin Wrap (Wealth Square)”, to customers of The Yamanashi Chuo Bank, Ltd., through Shizugin TM Securities Co., Ltd since April 1, 2024. Including such partnerships, shares were held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

S:

Shares were held to create business opportunities, and to maintain, strengthen, and expand business relationships, mainly in the Wholesale Division. However, all shares have been sold during the fiscal year ending March 2025.

T:

Shares were held to create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

U:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Fukui Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on November 11, 2022. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

V:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Oita Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on August 22, 2022. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

W:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Fund Wrap” since November 1, 2022, with Nomura Securities Co., Ltd., a subsidiary of the Company as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts and The Yamagata Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Wealth Management Division. However, all shares have been sold during the fiscal year ending March 2025.

4.	Due to stock split, the number of shares is increased.
5.	The issuers whose shares we own do not hold any of our shares, but their subsidiary holds our shares, including those held in trust.

3. Equity investments for pure investment purpose

	Year ended March 31, 2025		Year ended March 31, 2024
	Securities	Millions of yen	Securities	Millions of yen
	Number of the different securities	Amount on balance sheet	Number of the different securities	Amount on balance sheet
Non-listed securities	15	762	14	696
Listed securities	1	144	—	—

	Year ended March 31, 2025
	Millions of yen
	Dividends received	Gains on sale	Gains on valuation
Non-listed securities	—	—	(50)
Listed securities	—	—	138

4. Equity investments reclassified from held for the purpose of pure investment to held for the purpose of other than pure investment during the fiscal year ended March 31, 2025

None

5. Equity investments reclassified from held for the purpose of other than pure investment to held for the purpose of pure investment during the fiscal year ended March 31, 2025 and previous four fiscal years

None

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)

Pursuant to Article 316 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements”(Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)

The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)

The unconsolidated financial statements of the Company were prepared based on the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) (the “Ordinance”). Also, the financial statements of the Company are prepared in accordance with Article 127 of the Ordinance.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the year ended March 31, 2025.

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Note	2024	2025
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥4,239,359	¥4,424,462
Time deposits		545,842	642,388
Deposits with stock exchanges and other segregated cash		369,770	447,846

Total cash and cash deposits		5,154,971	5,514,696

Loans and receivables:
Loans receivable (includes ¥2,074,585 and ¥2,178,376 at fair value option)	*2,8	5,469,195	6,025,008
Receivables from customers (includes ¥21,834 and ¥50,258 at fair value option)	*2,4	453,937	410,722
Receivables from other than customers		928,632	1,030,023
Allowance for credit losses	*8	(18,047)	(16,920)

Total loans and receivables		6,833,717	7,448,833

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥466,440 and ¥358,711 at fair value option)	*2	15,621,132	14,004,757
Securities borrowed		5,373,663	4,658,828

Total collateralized agreements		20,994,795	18,663,585

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥6,892,311 and ¥8,666,326; includes ¥8,108 and ¥745,801 at fair value option)	*2,3	19,539,742	22,372,339
Private equity and debt investments (includes ¥22,807 and ¥28,212 at fair value option)	*2	117,066	151,710

Total trading assets and private equity and debt investments		19,656,808	22,524,049

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥529,605 and ¥546,117)		448,785	436,454
Non-trading debt securities (includes ¥ nil and ¥226,772 at fair value option)	*2	335,401	485,290
Investments in equity securities (includes assets pledged of ¥247 and ¥272)	*2	105,088	98,401
Investments in and advances to affiliated companies (includes assets pledged of ¥6,929 and ¥7,460; includes ¥ 1,514 and ¥11,478 at fair value option)	*8,19	462,017	506,389
Other (includes ¥213,227 and ¥215,854 at fair value option)	*2,10	1,155,621	1,124,473

Total other assets		2,506,912	2,651,007

Total assets		¥55,147,203	¥56,802,170

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

		Millions of yen
		March 31
	Note	2024	2025
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥650,122 and ¥630,604 at fair value option)	*2,11	¥1,054,717	¥1,117,292
Payables and deposits:
Payables to customers	*4	1,310,825	1,377,222
Payables to other than customers		2,823,100	2,766,112
Deposits received at banks (includes ¥182,906 and ¥325,570 at fair value option)	*2	2,356,202	3,105,581

Total payables and deposits		6,490,127	7,248,915

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥916,090 and ¥673,648 at fair value option)	*2	16,870,303	16,287,758
Securities loaned (includes ¥62,102 and ¥30,216 at fair value option)	*2	2,133,066	1,964,682
Other secured borrowings		393,206	393,420

Total collateralized financing		19,396,575	18,645,860

Trading liabilities	*2,3	10,890,610	11,378,828
Other liabilities (includes ¥61,052 and ¥54,588 at fair value option)	*2,10	1,414,546	1,456,598
Long-term borrowings (includes ¥6,145,018 and ¥6,915,178 at fair value option)	*2,11	12,452,115	13,373,678

Total liabilities		51,698,690	53,221,171

Commitments and contingencies (Note 20)	*20
Equity:	*17
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares Issued—3,163,562,601 shares Outstanding—2,970,755,160 and 2,956,210,965 shares		594,493	594,493
Additional paid-in capital		708,785	704,877
Retained earnings		1,705,725	1,867,379
Accumulated other comprehensive income	*16	459,984	447,808

Total NHI shareholders’ equity before treasury stock		3,468,987	3,614,557
Common stock held in treasury, at cost—192,807,441 and 207,351,636 shares		(118,798)	(143,678)

Total NHI shareholders’ equity		3,350,189	3,470,879

Noncontrolling interests		98,324	110,120
Total equity		3,448,513	3,580,999

Total liabilities and equity		¥55,147,203	¥56,802,170

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2024	2025
Cash and cash deposits	¥73	¥14
Trading assets and private equity and debt investments	1,296	1,318
Other assets	99	239

Total assets	¥1,468	¥1,571

Trading liabilities	¥0	¥0
Other liabilities	6	156
Borrowings	1,106	1,047

Total liabilities	¥1,112	¥1,203

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
	Note	2024	2025
Revenue:
Commissions	*4	¥364,095	¥407,011
Fees from investment banking	*4	173,265	212,234
Asset management and portfolio service fees	*4	310,154	378,196
Net gain on trading	*2,3	491,611	580,099
Gain on private equity and debt investments		11,877	7,634
Interest and dividends		2,620,856	2,927,861
Gain on investments in equity securities		9,612	444
Other	*4,10	175,824	223,264

Total revenue		4,157,294	4,736,743
Interest expense		2,595,294	2,844,258

Net revenue		1,562,000	1,892,485

Non-interest expenses:
Compensation and benefits		673,523	732,390
Commissions and floor brokerage		137,328	177,452
Information processing and communications		217,126	227,018
Occupancy and related depreciation		68,698	70,166
Business development expenses		24,236	27,055
Other	*10	167,239	186,440

Total non-interest expenses		1,288,150	1,420,521

Income before income taxes		273,850	471,964

Income tax expense	*15	96,630	124,709

Net income		¥177,220	¥347,255

Less: Net income attributable to noncontrolling interests		11,357	6,519

Net income attributable to NHI shareholders		¥165,863	¥340,736

		Yen
Per share of common stock:	*12
Basic—
Net income attributable to NHI shareholders per share		¥54.97	¥115.30

Diluted—
Net income attributable to NHI shareholders per share		¥52.69	¥111.03

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2024	2025
Net income	¥177,220	¥347,255
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	204,507	(35,768)
Deferred income taxes	(1,161)	(1,569)

Total	203,346	(37,337)

Defined benefit pension plans:
Pension liability adjustment	18,475	17,734
Deferred income taxes	(5,813)	(5,327)

Total	12,662	12,407

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(1,675)
Deferred income taxes	—	528

Total	—	(1,147)

Own credit adjustments:
Own credit adjustments	(91,001)	20,636
Deferred income taxes	18,565	(7,978)

Total	(72,436)	12,658

Total other comprehensive income (loss)	143,572	(13,419)

Comprehensive income	320,792	333,836
Less: Comprehensive income attributable to noncontrolling interests	13,399	5,276

Comprehensive income attributable to NHI shareholders	¥307,393	¥328,560

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2024	2025
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	707,189	708,785
Stock-based compensation awards	1,609	(3,929)
Changes in ownership interests in subsidiaries	—	36
Changes in an affiliated company’s interests	(13)	(15)

Balance at end of year	708,785	704,877

Retained earnings
Balance at beginning of year	1,647,005	1,705,725
Net income attributable to NHI shareholders	165,863	340,736
Cash dividends	(68,674)	(168,477)
Loss on disposal of treasury stock	(2,364)	(10,605)
Cancellation of treasury stock	(36,105)	—

Balance at end of year	1,705,725	1,867,379

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767	444,071
Net change during the year	201,304	(36,094)

Balance at end of year	444,071	407,977

Defined benefit pension plans
Balance at beginning of year	(32,174)	(19,512)
Pension liability adjustment	12,662	12,407

Balance at end of year	(19,512)	(7,105)

Non-trading debt securities
Balance at beginning of year	—	—
Net unrealized loss on non-trading debt securities	—	(1,147)

Balance at end of year	—	(1,147)

Own credit adjustments
Balance at beginning of year	107,861	35,425
Own credit adjustments	(72,436)	12,658

Balance at end of year	35,425	48,083

Balance at end of year	459,984	447,808

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2024	2025
Common stock held in treasury
Balance at beginning of year	(118,574)	(118,798)
Repurchases of common stock	(61,199)	(58,835)
Sales of common stock	0	0
Common stock issued to employees	24,870	33,955
Cancellation of treasury stock	36,105	—

Balance at end of year	(118,798)	(143,678)

Total NHI shareholders’ equity
Balance at end of year	3,350,189	3,470,879

Noncontrolling interests
Balance at beginning of year	75,575	98,324
Cash dividends	(3,548)	(10,680)
Net income attributable to noncontrolling interests	11,357	6,519
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	2,042	(1,243)
Transaction between NHI group and noncontrolling interest holders, net	11,855	(5,370)
Other net change in noncontrolling interests	1,043	22,570

Balance at end of year	98,324	110,120

Total equity
Balance at end of year	¥3,448,513	¥3,580,999

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2024	2025
Cash flows from operating activities:
Net income	¥177,220	¥347,255
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	61,340	61,653
Provision for credit losses	13,910	(1,060)
Stock-based compensation	35,577	38,578
Gain on investments in equity securities	(9,612)	(444)
Gain on investments in subsidiaries and affiliates	(968)	(205)
Equity in earnings of affiliates, net of dividends received	(31,070)	(34,605)
Loss on disposal of office buildings, land, equipment and facilities	2,670	2,344
Deferred income taxes	(312)	11,559
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	16,465	(144,542)
Trading assets and private equity and debt investments	(386,474)	(3,026,277)
Trading liabilities	(411,843)	574,231
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	290,843	1,108,828
Securities borrowed, net of securities loaned	(324,095)	526,233
Margin loans and receivables	(276,058)	(179,668)
Payables	709,839	(16,725)
Bonus accrual	26,480	26,496
Accrued income taxes, net	70,892	19,235
Other, net	167,836	8,503

Net cash provided by (used in) operating activities	132,640	(678,611)

Cash flows from investing activities:
Payments for placements of time deposits	(650,562)	(679,945)
Proceeds from redemption or maturity of time deposits	567,599	572,947
Payments for purchases of office buildings, land, equipment and facilities	(145,784)	(189,971)
Proceeds from sales of office buildings, land, equipment and facilities	111,954	131,078
Payments for purchases of equity investments	(14,716)	(10,712)
Proceeds from sales of equity investments	40,497	8,112
Net cash outflows from loans receivable at banks	(112,224)	(129,829)
Payments for purchases or origination of other non-trading loans	(4,286,507)	(5,939,225)
Proceeds from sales or repayments of other non-trading loans	3,606,974	5,530,064
Payments for purchases of available-for-sale debt securities	—	(113,702)
Proceeds from sales of available-for-sale debt securities	—	4,982
Payments for purchases of other non-trading debt securities	(112,438)	(179,032)
Proceeds from sales or maturity of other non-trading debt securities	135,690	131,200
Acquisitions, net of cash acquired	(457)	—
Divestures, net of cash disposed of	—	8,141
Payments for purchases of investments in affiliated companies	(29,778)	(19,007)
Proceeds from sales of investments in affiliated companies	900	10,098
Other, net	914	16,154

Net cash used in investing activities	(887,938)	(848,647)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	3,064,698	4,334,376
Payments for repurchases or maturity of long-term borrowings	(2,101,758)	(3,313,452)
Proceeds from issuances of short-term borrowings	1,964,955	1,850,155
Payments for repurchases or maturity of short-term borrowings	(1,866,998)	(1,876,894)
Net cash inflows (outflows) from interbank money market borrowings	(88,288)	130,455
Net cash inflows (outflows) from other secured borrowings	57,311	(23,560)
Net cash inflows from deposits received at banks	107,532	785,385
Payments for withholding taxes on stock-based compensation	(12,669)	(20,583)
Proceeds from sales of common stock	953	1,412
Payments for repurchases of common stock	(61,029)	(59,006)
Payments for cash dividends	(60,164)	(112,541)
Contributions from noncontrolling interests	69,231	64,549
Distributions to noncontrolling interests	(60,924)	(80,599)

Net cash provided by financing activities	1,012,850	1,679,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	220,618	(26,020)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	478,170	126,419
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,820,852	4,299,022

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥4,299,022	¥4,425,441

Supplemental information:
Cash paid during the year for —
Interest	¥2,514,801	¥2,879,779

Income tax payments, net	¥26,050	¥93,915

The following table presents a reconciliation of Cash and cash equivalents, and restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Year ended March 31
	2024	2025
Cash and cash equivalents reported in Cash and cash equivalents	¥4,239,359	¥4,424,462
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	59,663	979

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥4,299,022	¥4,425,441

Non-cash—

Total amount of right-of-use assets recognized for the years ended March 31, 2024 and 2025 were ¥29,374 million and ¥29,148 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through three business segments: Wealth Management, Investment Management, and Wholesale. Effective from April 1, 2024, Nomura renamed its Retail Division as the “Wealth Management Division” to reflect the transformation of business model. See Note 21 “Segment and geographic information” for further details regarding Nomura’s business segments.

Voluntary change in accounting policy

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. Prior to April 1, 2024, Nomura applied ASC 940 on a consolidated basis to all entities included within these consolidated financial statements. Effective from April 1, 2024, the Company and its consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments—Debt Securities” (“ASC 320”).

As retrospective application of this accounting policy change is impracticable, since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans held for trading purposes and non-trading debt securities held by non-BD entities previously carried at fair value with changes in fair value recognized through earnings on a recurring basis (i.e. FV-NI) through consolidated application of ASC 940 have been elected for the fair value option (“FVO”) permitted by ASC 825 “Financial Instruments” (ASC 825) on April 1, 2024 and therefore continue to be carried at fair value on a recurring basis from such date. A similar election has been made for subsequent new originations or purchases of loans held for trading purposes and for purchases of certain non-trading debt securities by non-BD entities on or after April 1, 2024. Such loans continue to be reported in the consolidated balance sheets within Trading assets with changes in fair value reported in the consolidated statements of income within Revenue – Net gain on trading. Similarly, non-trading debt securities elected for the FVO continue to be reported in the consolidated balance sheets within Non-trading debt securities with changes in fair value reported in the consolidated statements of income within Revenue – Other.

Following this accounting policy change, fair value changes of non-trading debt securities purchased on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

There has not been a material financial impact on these consolidated financial statements on initial adoption of this accounting policy change nor a material financial impact since adoption, namely during the year ended March 31, 2025.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of presentation—

The accounting and financial reporting policies of Nomura are based on accounting principles generally accepted in the United States (“U.S. GAAP”).

These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under ASC 810 “Consolidation”. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where (1) Nomura has power to direct the activities of the VIE that is most significantly impact the VIE’s economic performance; and (2) through Nomura’s interest in the VIE, the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, provided that Nomura is not acting as a fiduciary for other interest holders.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the FVO permitted by ASC 825 and reported in the consolidated balance sheets within Trading assets, Private equity and debt investments or Other assets—Other depending on the nature and purpose of the investments. These investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment. Where an other-than-temporary impairment is deemed to exist, the equity method investment is written down to its fair value, which establishes a new carrying value to be used prospectively.

Certain consolidated entities are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). Nomura carries all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).

All material intercompany transactions and balances have been eliminated on consolidation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates—

Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to have a significant/material impact during the periods covered by these consolidated financial statements primarily relate to estimates regarding the fair value of financial instruments. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.

Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income and/ or the consolidated statements of comprehensive income. Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the FVO permitted by ASC 825.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In both cases, fair value is generally determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

The fair values of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for current expected credit losses—

Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance sheet financial instruments including unfunded loan commitments in accordance with ASC 326, “Financial Instruments – Credit Losses” (“ASC 326”).

Current expected credit losses are calculated over the expected life of the financial instruments in scope of the requirements on an individual or a portfolio basis, considering all relevant, reasonable and supportable information available about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the current expected credit losses impairment model (“CECL impairment model”) primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.

Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses while allowances for current expected credit losses against off-balance sheet financial instruments are reported in the consolidated balance sheets within Other liabilities. All movements in the allowances are reported in the consolidated statements of income within Other expenses.

See Note 8 “Financing receivables” for further information including how allowances for current expected credit losses are calculated.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held, and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities or other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are carried at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries and operations are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries and operations which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from services provided to customers—

Nomura earns revenue through fees and commissions from providing financial services to customers primarily across all three business divisions. These services primarily include trade execution and clearing, distribution of fund units, financial advisory, underwriting and distribution and asset management services.

Revenue is recognized when or as the customer obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the customer (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Revenue from the distribution of fund units and clearing is reported in the consolidated statements of income in Revenue—Commissions, revenue from asset management services is reported in Revenue—Asset management and portfolio service fees and revenue from financial advisory , underwriting and distribution is reported in Revenue—Fees from investment banking.

Costs to obtain or fulfill the underlying contract to provide such financial services to customers are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within Other assets, are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier, if there is evidence that the costs are not recoverable and therefore impaired.

Trading assets and trading liabilities—

Trading assets primarily comprise debt securities, equity securities and derivative assets which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis. Financial assets are classified as being held for trading when any of the following criteria are met:

•	The financial assets are originated or acquired with the intention to generate profit through sale in the short-term;

•	The financial assets are part of a portfolio of identified financial instruments that are managed together for the purposes of short-term profit or arbitrage profit-taking; or

•

The financial assets are derivative assets, other than those formally designated as accounting hedges or certain other non-trading derivative assets entered for specific economic and risk management hedging purposes.

Trading liabilities primarily comprise short sales of securities and derivative liabilities other than those formally designated as accounting hedges or certain other non-trading derivative liabilities entered into for specific economic and risk management hedging purposes, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within Revenue—Net gain on trading in the consolidated statements of income.

Certain short sales of securities of trading liabilities are held to economically hedge the price risk of specific investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported in the consolidated statements of income within Revenue—Gain (loss) on investments in equity securities.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed. Collateralized financing consists of repurchase agreements reported as Securities sold under agreements to repurchase, securities lending transactions reported as Securities loaned and certain other secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value on a recurring basis through election of the FVO.

Nomura also enters into Japanese repo transactions (“Gensaki Repo”) which are the standard type of repurchase agreement used in Japanese financial markets. These transactions contain margin requirements, substitution rights, and certain restrictions on the client’s right to sell or repledge the transferred securities and are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received, unless they are carried at fair value on a recurring basis through election of the FVO. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to the ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura receives securities rather than cash in a securities lending transaction and such securities can be sold or pledged as collateral, Nomura recognizes the securities received at fair value which are reported in the consolidated balance sheets within Other assets—Other and the obligation to return those securities as a liability within Other liabilities.

See Note 8 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

Offsetting of collateralized agreements and collateralized financings

Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria primarily relate to the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement. Similarly, securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met.

Other secured borrowings primarily consist of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”) and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 7 “Securitizations and Variable Interest Entities” and Note 11 “Borrowings” for further information regarding these transactions.

All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically in the consolidated balance sheets as assets pledged within Trading assets.

See Note 5 “Collateralized transactions” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—

Nomura uses a variety of derivatives, including futures, forwards, swaps and options, for both trading and non-trading purposes. Freestanding financial instruments which meet the accounting definition of derivatives are carried at fair value in the consolidated balance sheets Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivatives used for trading purposes, including bifurcated embedded derivatives, are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value at the balance sheet date is positive or negative, respectively. Changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Derivatives held for non-trading purposes

In addition to its trading activities, Nomura uses derivatives for non-trading purposes such as to manage certain risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Derivatives held for non-trading purposes include derivatives formally designated as fair value or net investment hedges under ASC 815 “Derivatives and Hedging” (“ASC 815”) as well as certain other derivatives designated as economic and risk management hedges as follows:

•

Fair value hedges—Nomura designates certain derivative as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading debt securities, respectively. These derivatives are highly effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

•

Net investment hedges—Nomura designates certain derivatives as hedges of the net investment in foreign operations related to specific subsidiaries or branches with functional currencies other than the Japanese Yen. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Net gain on trading. All other movements in fair value of highly effective net investment hedging derivatives are reported through Shareholders’ equity within Accumulated other comprehensive income (loss).

•

Economic and risk management hedges—Nomura designates certain derivatives as economic and risk management hedges to manage equity price risk, interest rate risk or foreign currency risk of certain specific financial assets and liabilities as well as certain expenses arising from forecasted transactions or firm commitments. Changes in fair value of these derivatives are reported in the same line item in the consolidated statements of income where gains, losses or expenses arising from the hedged transactions are reported.

Although these are non-trading derivatives, such recognized derivative assets and liabilities are currently reported in the consolidated balance sheets within Trading assets and Trading liabilities respectively, as such amounts are not significant.

Offsetting of derivatives

Derivative assets and liabilities entered into with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Settlement-to-market derivatives

Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivatives. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal arrangement with the relevant central clearing counterparty.

See Note 3 “Derivatives and hedging activities” for further information.

Loans receivable—

Loans receivable are loans held for non-trading purposes, namely those which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value on a recurring basis through election of the FVO or at amortized cost.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value on a recurring basis through election of the FVO. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value on a recurring basis are reported in Revenue – Net gain on trading within the consolidated statements of income. Interest earned on loans receivable carried at fair value on a recurring basis is recognized in Revenue – Interest and dividends within the consolidated statements of income.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value on a recurring basis through election of the FVO are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326. Interest income, including net loan origination fees, is recognized using the interest method and reported in Revenue – Interest and dividends within the consolidated statements of income.

Modifications of loans from debtors experiencing financial difficulty

Prior to April 1, 2023, modifications of loans where the borrower was deemed to be in financial difficulty and Nomura granted, or expected to grant, a financial concession that Nomura would not otherwise consider were accounted for as troubled debt restructurings (“TDRs”). The specific accounting for TDRs was eliminated by ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures” which NHI adopted effective from April 1, 2023.

See Note 8 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined and how modifications of loans are accounted for.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other receivables—

Receivables from customers include amounts receivable on client securities transactions, amounts receivable from clients for failed to deliver securities and receivables for commissions receivable. Receivables from other than customers include amounts receivable from brokers and dealers for failed to deliver securities, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions.

These amounts are carried at contractual amounts due less any applicable allowance for current expected credit losses recognized under ASC 326.

See Note 8 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

Loan commitments—

Unfunded loan commitments written by Nomura are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the FVO.

These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or elected for the FVO, the loan commitment is also generally carried at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future and will not be elected for the fair value option, Nomura recognizes allowances for current expected credit losses in accordance with ASC 326. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

See Note 8 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

Non-trading investments

Prior to April 1, 2024, all debt securities and equity investments which are not held for trading purposes were recognized on the consolidated balance sheets on a trade date basis and were generally carried at fair value on a recurring basis with any changes in fair value reported in the consolidated statements of income within Revenue—Gain (loss) on investments in equity securities or Revenue—Other through consolidated application of ASC 940.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following the voluntary change in accounting policy effective from April 1, 2024 described above, non-BD entities within the Nomura group are now also permitted to classify non-trading debt securities purchased on or after April 1, 2024 as AFS debt securities or HTM debt securities in accordance with ASC 320.

AFS debt securities

AFS debt securities are non-trading debt securities held by non-BD entities which have not been designated as HTM debt securities nor which have been elected to be carried at fair value through earnings through election of the FVO.

AFS debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within Non-trading debt securities and Receivables from other than customers, respectively. AFS debt securities are carried at fair value, with any changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss). Interest income, including amortization of premiums and accretion of discounts, is recognized using the interest method over the life of the AFS debt security and reported in the consolidated statements of income within Interest and dividends.

Nomura evaluates each AFS debt security for impairment at each interim and annual balance sheet date when its fair value declines below its amortized cost and therefore the AFS debt security is in an unrealized loss position. If Nomura has the intention to sell the AFS security in an unrealized loss position, or if it is more likely than not that Nomura will be required to sell the security before recovery of its amortized cost, the AFS debt security is written down to its fair value through Non-interest expenses—Other in the consolidated statements of income.

AFS debt securities which are in an unrealized loss position that Nomura neither has the intention to sell nor a more likely than not requirement to sell are evaluated to determine whether the decline in fair value below its amortized cost has resulted from a credit loss or is due to other factors. Nomura considers various qualitative factors in such determination, including the financial condition of the issuer and any adverse conditions related to industry or geographic area of the issuer, failure of interest and principal payments by the issuer, current status and any changes in rating and credit enhancement. If the AFS debt security fails any of these qualitative criteria, Nomura calculates an allowance for current expected credit losses using a discounted cash flow analysis to determine if all or portion of the unrealized loss is a result of such expected credit losses which is recognized in the consolidated statements of income within Non-interest expenses—Other. Any residual amount of the unrealized loss which is not due to expected credit losses continues to be recognized within Other comprehensive income (loss).

Nomura does not recognize any allowances for current expected credit losses against accrued interest receivable amounts arising from AFS debt securities since Nomura policy is to write off the receivable by reversing accrued interest when it is determined that the accrued interest receivable is uncollectible.

Any realized gains or losses arising on the sale of or transfer of an AFS debt security recognized in Accumulated other comprehensive income (loss) are reclassified to in the consolidated statements of income within Revenue – Other at the point of sale. Nomura uses the moving average method when determining the cost of the AFS debt security for this purpose.

HTM debt securities

HTM debt securities are non-trading debt securities held by non-BD entities which are specifically designated as HTM debt securities on the basis that the non-BD entity has both the ability and the intent to hold the securities until maturity.

HTM debt securities and accrued interest arising from these securities are reported in Non-trading debt securities and Receivables from other than customers in the consolidated balance sheets, respectively.

HTM debt securities are carried at amortized cost less an appropriate allowance for current expected credit losses typically determined and calculated in the same way as for loans also carried at amortized cost. Interest on HTM debt securities, including amortization of premiums and accretion of discounts, is recognized using the interest method and reported in the consolidated statements of income within Interest and dividends. Realized gains and losses from permitted sales or other dispositions of HTM debt securities are determined using the specific identification method and reported within Revenue—Other in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other non-trading debt securities

Other non-trading debt securities consist of all debt securities held by BD entities for non-trading purposes which are mandatorily carried at fair value on a recurring basis through application of ASC 940 and debt securities held by non-BD entities for non-trading purposes which are elected to be carried at fair value on a recurring basis through election of the FVO. Other non-trading debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within Non-trading debt securities and Receivables from other than customers, respectively. Interest on other non-trading debt securities is recognized on an accrual basis and reported in Revenue - Interest and dividends in the consolidated statements of income.

Equity investments held for non-trading purposes

Equity investments held for non-trading purposes are equity securities and similar instruments in which Nomura has neither control nor significant influence held by both BD and non-BD entities which are not held for trading purposes. The investments include private equity investments, investments in exchanges and settlement systems and equity investments held for operating purposes, namely minority equity investments in unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships. Equity investments held for non-trading purposes and accrued dividends receivable arising from these equity investments are reported in the consolidated balance sheets within Trading assets and private equity and debt investments - Private equity and debt investments, Other assets – Investments in equity securities, Other assets – Other depending on the nature of the underlying equity investment.

Equity investments held for non-trading purposes by BD and non-BD entities are mandatorily carried at fair value on a recurring basis through application of ASC 940 and ASC 321 “Investments – Equity Investments” (“ASC 321”), respectively. Unrealized and realized gains and losses are reported in the consolidated statements of income within Revenue—Gain on private equity and debt investments, Revenue—Gain (loss) on investments in equity securities or Revenue – Other depending on the nature of the underlying equity investment. Dividend income is recognized when Nomura’s right to receive the dividend is established and is reported in the consolidated statements of income within Revenue - Interest and dividends.

Certain equity investments held for non-trading purposes by non-BD entities which do not have readily determinable fair values reported in the consolidated balance sheets within Other assets—Investments in equity securities or Other assets—Other have been elected for the fair value measurement alternative permitted by ASC 321 during the year ended March 31, 2025. Under the fair value measurement alternative which is applied on an instrument-by-instrument basis, equity investments are carried at cost plus or minus changes resulting from subsequent observable price changes in qualifying orderly transactions for the identical or similar equity instruments of the same issuer. Any such adjustments are recognized in the consolidated statements of income within Revenue—Gain (loss) on investments in equity securities and Revenue—Other.

An equity investment elected for the fair value measurement alternative is qualitatively assessed for impairment at each interim and annual balance sheet date. An equity investment is deemed impaired if its estimated fair value is less than its carrying value, namely either the initial cost of the equity investment or the current adjusted carrying value as a result of an observable price change and prior impairments. Where an equity investment elected for the fair value measurement alternative is deemed impaired, an impairment loss is calculated as the difference between the estimated fair value and the carrying value which is recognized in the consolidated statements of income within Revenue-Gain (loss) on investments in equity securities and Revenue-Other.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for failed-to-receive securities, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due unless the FVO is elected.

Deposits received at banks represent amounts held on deposit within banking subsidiaries and are carried at contractual amounts due or carried at fair value on a recurring basis through election of the FVO. The majority of deposits received at banks consist of interest-bearing deposits. Time deposits with a maturity exceeding one year as of March 31, 2024 and 2025 were ¥242,977 million and ¥408,776 million, respectively.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, owned and held for use by Nomura are carried at cost, net of accumulated depreciation and amortization, except for land, which is carried at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842 “Leases”. On lease commencement date, Nomura as lessee recognizes right-of-use (“ROU”) assets and lease liabilities which are reported in the consolidated balance sheets within Other assets—Office buildings, land, equipment and facilities and Other liabilities, respectively.

Lease liabilities are initially measured at the present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.

After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis in the consolidated statements of income within Occupancy and related depreciation or Information processing and communications. While for finance leases, Nomura recognizes amortization charges of ROU assets over the lease term and interest expense on finance lease liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expenses of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset considers technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of corresponding lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	3 to 20 years
Software	3 to 5 years

Long-lived assets, including ROU assets and software assets but excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

See Note 9 “Leases” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date, provided exercise of such features are not considered to be remote. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, all structured notes and certain secured financing transactions are carried at fair value on a recurring basis through election of the FVO. Other short and long-term borrowings are carried at amortized cost or at fair value on a recurring basis through election of the FVO.

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation. Structured borrowings are borrowings that have similar characteristics as structured notes.

All structured notes and certain structured borrowings issued by Nomura are carried at fair value on a recurring basis through election of the FVO. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Changes in the fair value of structured notes elected for the FVO are reported in the consolidated statements of income within Revenue—Net gain on trading, except for those changes attributable to Nomura’s own creditworthiness which are reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss).

See Note 11 “Borrowings” for further information.

Income taxes—

Deferred tax assets and liabilities are recognized in the consolidated balance sheets to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Deferred tax assets and deferred tax liabilities that relate to the same tax-paying component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported in the consolidated balance sheets within Other assets—Other and Other liabilities respectively.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, technical merits that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each reporting period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Nomura reports income tax-related interest and penalties in the consolidated statements of income within Income tax expense.

See Note 15 “Income taxes” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) and Restricted Stock Units (“RSUs”) which are expected to be settled by the delivery of the NHI Shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of NHI Shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

Compensation cost recognized for stock-based and other compensation awards is reported in the consolidated statements of income within Compensation and benefits.

See Note 14 “Deferred compensation awards” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 12 “Earnings per share” for further information.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50% likelihood) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. A goodwill impairment loss is recognized through the consolidated statements of income as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are generally tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

See Note 10 “Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee benefit plans—

Nomura provides certain eligible employees with various benefit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.

Defined benefit plans

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost in the consolidated statements of income within Compensation and benefits or Other and in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss).

Defined contribution plans

The net periodic pension and other benefit cost of defined contribution plans is recognized in the consolidated statements of income within Compensation and benefits when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.

See Note 13 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2024, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-03 “Fair value measurement (Topic 820)”

•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.

		Nomura adopted the amendments prospectively from April 1, 2024.	No material financial impact on initial adoption or since adoption. See Note 2. “Fair value measurement” for related new disclosures.

ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”

•  Enhances segment reporting by introducing incremental interim and annual disclosure requirements for more disaggregated expense information about a public entity’s reportable segments and expanding frequency of existing segment disclosures.

•  Requires annual disclosures of information about the chief operating decision maker.

•  Clarifies circumstances where disclosure of more than one measure of a segment’s profit or loss are permitted.

		Nomura adopted the amendments retrospectively from March 31, 2025.	No material financial impact on initial adoption or since adoption. See Note 21. “Segment and geographic information” for related new disclosures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2025, the expected date of adoption by Nomura and whether the new accounting pronouncement is expected to have a material financial impact on these consolidated financial statements on initial adoption or prospectively after adoption:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”

•  Requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings.

•  Presentation of in-scope crypto assets in the financial statements to be shown separately from other intangible assets.

•  Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.

		Nomura will adopt the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact expected.

ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”

•  Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•  Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.

		Nomura will adopt the amendments prospectively for the year ending March 31, 2026.	No material financial impact expected.

ASU 2024-03 “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, as amended by ASU 2025-01 “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”	• Requires additional annual and interim disclosures about specific types of expenses presented in the consolidated statements of income.	Nomura currently plans to initially adopt the amendments to the annual and interim disclosures prospectively in the financial statements for the year ending March 31, 2028 and March 31, 2029 respectively.	Nomura is evaluating the potential impact on these consolidated financial statements but do not expect material financial impact at this stage.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

Certain financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by type of financial instrument and can be affected by a variety of factors. Significant factors include, but are not restricted to, the prevalence of similar financial instruments in the market, especially for those which are customized, how established the financial instrument is in the market, for example, whether it is a new financial instrument or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current market data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the financial instrument would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in determining fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2024 and 2025 within the fair value hierarchy.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,931	¥1,353	¥8	¥—	¥4,292
Private equity and debt investments(5)	—	3	80	—	83
Japanese government securities	1,919	—	—	—	1,919
Japanese agency and municipal securities	—	182	0	—	182
Foreign government, agency and municipal securities	3,677	2,450	3	—	6,130
Bank and corporate debt securities and loans for trading purposes	—	1,543	173	—	1,716
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,071	35	—	3,106
Issued/Guaranteed by government sponsored entity	—	2,923	—	—	2,923
Other	—	148	35	—	183
Real estate-backed securities	—	37	122	—	159
Collateralized debt obligations (“CDOs”) and other(6)	—	35	46	—	81
Investment trust funds and other	393	1	3	—	397

Total trading assets and private equity and debt investments	8,920	8,684	470	—	18,074

Derivative assets(7)
Equity contracts	2	3,228	9	—	3,239
Interest rate contracts	17	12,766	146	—	12,929
Credit contracts	1	236	47	—	284
Foreign exchange contracts	1	4,836	47	—	4,884
Other contracts	1	2	—	—	3
Netting	—	—	—	(19,815)	(19,815)

Total derivative assets	22	21,068	249	(19,815)	1,524

Subtotal	¥8,942	¥29,752	¥719	¥(19,815)	¥19,598

Loans and receivables(8)	2	1,808	291	—	2,101
Collateralized agreements(9)	—	454	12	—	466
Other assets(2)
Non-trading debt securities(10)	112	202	21	—	335
Other(3)(4)	371	59	253	—	683

Total	¥9,427	¥32,275	¥1,296	¥(19,815)	¥23,183

Liabilities:
Trading liabilities
Equities	¥2,597	¥28	¥0	¥—	¥2,625
Japanese government securities	2,098	—	—	—	2,098
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	3,206	645	—	—	3,851
Bank and corporate debt securities	—	175	1	—	176
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	188	—	0	—	188

Total trading liabilities	8,089	854	1	—	8,944

Derivative liabilities(7)
Equity contracts	3	3,820	4	—	3,827
Interest rate contracts	18	12,102	114	—	12,234
Credit contracts	0	290	93	—	383
Foreign exchange contracts	0	4,620	44	—	4,664
Other contracts	0	5	—	—	5
Netting	—	—	—	(19,166)	(19,166)

Total derivative liabilities	21	20,837	255	(19,166)	1,947

Subtotal	¥8,110	¥21,691	¥256	¥(19,166)	¥10,891

Short-term borrowings(12)	¥—	¥628	¥23	¥—	¥651
Payables and deposits(13)(14)	—	168	15	—	183
Collateralized financing(9)	—	978	—	—	978
Long-term borrowings(12)(15)(16)	22	5,627	474	—	6,123
Other liabilities(17)	283	66	44	—	393

Total	¥8,415	¥29,158	¥812	¥(19,166)	¥19,219

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,807	¥1,661	¥21	¥—	¥4,489
Private equity and debt investments(5)	0	2	103	—	105
Japanese government securities	2,674	—	—	—	2,674
Japanese agency and municipal securities	—	222	0	—	222
Foreign government, agency and municipal securities	4,402	2,346	6	—	6,754
Bank and corporate debt securities and loans for trading purposes	—	1,762	181	—	1,943
Commercial mortgage-backed securities (“CMBS”)	—	2	10	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,335	48	—	3,383
Issued/Guaranteed by government sponsored entity	—	3,204	—	—	3,204
Other	—	131	48	—	179
Real estate-backed securities	—	137	207	—	344
Collateralized debt obligations (“CDOs”) and other(6)	—	35	42	—	77
Investment trust funds and other	470	7	3	—	480

Total trading assets and private equity and debt investments	10,353	9,509	621	—	20,483

Derivative assets(7)
Equity contracts	14	2,541	17	—	2,572
Interest rate contracts	22	12,306	100	—	12,428
Credit contracts	1	240	63	—	304
Foreign exchange contracts	0	4,330	33	—	4,363
Other contracts	3	5	3	—	11
Netting	—	—	—	(17,711)	(17,711)

Total derivative assets	40	19,422	216	(17,711)	1,967

Subtotal	¥10,393	¥28,931	¥837	¥(17,711)	¥22,450

Loans and receivables(8)	—	1,795	448	—	2,243
Collateralized agreements(9)	—	344	15	—	359
Other assets(2)
Non-trading debt securities(10)	116	352	17	—	485
Other(3)(4)(11)	211	259	275	—	745

Total	¥10,720	¥31,681	¥1,592	¥(17,711)	¥26,282

Liabilities:
Trading liabilities
Equities	¥2,757	¥18	¥1	¥—	¥2,776
Japanese government securities	2,569	—	—	—	2,569
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,828	754	—	—	3,582
Bank and corporate debt securities	—	217	0	—	217
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	249	2	0	—	251

Total trading liabilities	8,403	993	1	—	9,397

Derivative liabilities(7)
Equity contracts	5	3,048	16	—	3,069
Interest rate contracts	31	11,523	94	—	11,648
Credit contracts	1	282	99	—	382
Foreign exchange contracts	—	4,148	46	—	4,194
Other contracts	1	42	7	—	50
Netting	—	—	—	(17,361)	(17,361)

Total derivative liabilities	38	19,043	262	(17,361)	1,982

Subtotal	¥8,441	¥20,036	¥263	¥(17,361)	¥11,379

Short-term borrowings(12)	¥—	¥595	¥36	¥—	¥631
Payables and deposits(13)(14)	—	311	14	—	325
Collateralized financing(9)	—	704	—	—	704
Long-term borrowings(12)(15)(16)	10	6,428	477	—	6,915
Other liabilities(17)	132	265	65	—	462

Total	¥8,583	¥28,339	¥855	¥(17,361)	¥20,416

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.
(2)

Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and March 31, 2025, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥59 billion and ¥73 billion, respectively. As of March 31, 2024 and March 31, 2025, the fair values of these investments which are included in Other assets were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(4)

Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥78,708 million and ¥26,380 million, respectively, as of March 31, 2024 and ¥72,184 million and ¥26,217 million, respectively, as of March 31, 2025.

(5)

Private equity and debt investments include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading purposes, and post-IPO investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the FVO has been elected.
(10)	Includes non-trading debt securities for which the FVO has been elected and AFS debt securities.
(11)	Includes non-financial assets carried at fair value on a recurring basis using similar valuation methodologies to those used for financial instruments.
(12)	Includes structured notes for which the FVO has been elected.
(13)	Includes deposits received at banks for which the FVO has been elected.
(14)

Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(15)

Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(16)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(17)	Includes loan commitments for which the FVO has been elected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2024 and 2025, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment trust funds and other—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans and receivables—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated VIEs which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 financial instruments

The valuation of Level 3 financial instruments is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable valuation inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2024 and 2025. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥8	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	80	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.0% 0.0 – 2.0% 7.9 – 11.0% 5.0 – 30.0%	9.2% 0.6% 9.6% 15.2%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	3.4 – 12.0 x 11.9 – 28.7 x 5.0 – 20.0%	9.2 x 16.0 x 10.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 – 1.3% 0.5 – 12.0%	0.6% 1.7%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	173	DCF	Credit spreads Recovery rates	0.0 – 29.2% 0.0 – 100.0%	6.6% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	35	DCF	Yields Prepayment rates Loss severities	18.3 – 41.9% 12.0 – 15.0% 0.0 – 100.0%	30.9% 13.4% 68.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	122	DCF	Loss severities	0.0 – 26.1%	3.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	46	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	5.5 – 50.4% 20.0% 2.0% 0.0 – 100.0% 0.0 – 0.1%	12.4% 20.0% 2.0% 37.6% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	0.0 – 3.9%	2.7%	Lower fair value	Not applicable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.6% 4.4 – 140.8% (0.95) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	32	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 – 4.5% 10.1 – 13.6% 24.3 – 401.5 bp (1.00) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.0% 15.0 – 100.0% 35.0 – 47.9% 0.24 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	3	Option models	Volatilities Correlations	6.5 – 18.9% 0.21 – 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	291	DCF	Credit spreads Recovery rates	0.0 – 33.6% 42.1 – 100.0%	8.1% 90.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	21	DCF	Credit spreads	4.8 – 6.3%	5.0%	Lower fair value	Not applicable

Other(7)	253	DCF	WACC Growth rates	11.1% 3.0%	11.1% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.2 – 6.9 x 7.9 – 35.9 x 0.4 – 1.5 x 25.0 – 30.0%	5.2 x 13.6 x 0.9 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	23	DCF/option models	Volatilities Correlations	5.0 – 63.8% (0.83) – 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	15	DCF/option models	Volatilities Correlations	10.3 – 11.0% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	474	DCF	Loss severities	17.9 – 99.3%	95.6%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 63.8% 37.8 – 97.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	44	DCF	Recovery rates	40.0 – 94.0%	85.5%	Higher fair value	Not applicable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥21	DCF/ Option models	Credit spreads	2.5%	2.5%	Lower fair value	Not applicable

Private equity and debt investments	103	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.8 – 17.3% 0.0 – 2.0% 7.9 – 11.0% 5.0 – 30.0%	11.6% 1.2% 9.4% 16.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	7.8 – 16.2 x 10.6 – 28.4 x 5.0 – 20.0%	10.0 x 15.2 x 9.6%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	6	DCF	Credit spreads Recovery rates	0.0 – 2.4% 3.4 – 18.0%	1.1% 14.4%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	181	DCF	Credit spreads Recovery rates	0.0 – 227.0% 0.0 – 100.0%	14.3% 79.8%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	10	DCF	Yields Loss severities	21.1% 65.0%	21.1% 65.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	48	DCF	Yields Prepayment rates Loss severities	21.5 – 62.2% 12.0 – 15.0% 0.0 – 100.0%	41.6% 13.5% 50.4%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	207	DCF	Loss severities	0.0 – 16.9%	2.3%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	42	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	4.0 – 50.0% 20.0% 2.0% 62.9 – 100.0% 0.1 – 16.9%	13.6% 20.0% 2.0% 87.7% 4.7%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	1.5 – 2.9%	2.1%	Lower fair value	Not applicable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥1	Option models	Dividend yield Volatilities Correlations	0.0 – 16.6% 3.5 – 99.4% (0.85) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	6	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.9 – 4.5% 9.8 – 13.3% 41.0 – 261.7 bp (1.00) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(36)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 132.2% 1.0 – 90.0% 45.9 – 51.9% 0.00 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(13)	Option models	Volatilities Correlations	1.6 – 18.8% 0.29 – 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	448	DCF	Credit spreads Recovery rates	0.0 – 193.2% 66.7 – 100.0%	9.9% 95.1%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	6.4%	6.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	5.2 – 14.4%	7.3%	Lower fair value	Not applicable

Other(7)(8)	275	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

Liabilities:
Short-term borrowings	36	DCF/ option models	Volatilities Correlations	5.0 – 51.5% (0.72) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ option models	Volatilities Correlations	9.8 – 10.6% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	477	DCF	Loss severities	12.7 – 99.5%	79.8%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	5.0 – 51.5% 44.1 – 67.9 bp (1.00) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	65	DCF	Credit spreads Recovery rates	0.8 – 7.1% 91.0 – 99.5%	1.0% 93.8%	Lower fair value Higher fair value	No predictable interrelationship

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)

The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input (such as being long volatility). Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)

Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.
(8)	Includes non-financial assets carried at fair value on a recurring basis.

Qualitative discussion of the ranges of significant unobservable valuation inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for certain categories of financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2024 and 2025. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the years ended March 31, 2024 and 2025, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2024
	Balance as of April 1, 2023	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5) (6)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥28	¥(21)	¥—	¥1	¥3	¥(7)	¥8
Private equity and debt investments	52	12	—	18	(3)	—	1	—	—	80
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	5	(8)	—	0	3	(6)	3
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	322	(410)	—	23	45	(63)	173
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	34	(8)	—	1	—	0	35
Real estate-backed securities	95	(1)	—	241	(227)	—	14	—	—	122
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	124	(102)	—	2	0	(4)	46
Investment trust funds and other	2	0	—	48	(47)	—	0	—	0	3

Total trading assets and private equity and debt investments	457	8	—	820	(826)	—	42	51	(82)	470

Derivatives, net(3)
Equity contracts	6	(1)	—	—	—	(4)	1	4	(1)	5
Interest rate contracts	11	(5)	—	—	—	(5)	3	(21)	49	32
Credit contracts	(32)	(3)	—	—	—	6	(4)	(5)	(8)	(46)
Foreign exchange contracts	19	(12)	—	—	—	(5)	3	1	(3)	3

Total derivatives, net	4	(21)	—	—	—	(8)	3	(21)	37	(6)

Subtotal	¥461	¥(13)	¥—	¥820	¥(826)	¥(8)	¥45	¥30	¥(45)	¥464

Loans and receivables	¥191	¥23	¥—	¥142	¥(118)	¥—	¥28	¥69	¥(44)	¥291
Collateralized agreements	17	1	—	—	(8)	—	2	—	—	12
Other assets
Non-trading debt securities	3	1	—	1	(4)	—	0	20	—	21
Other	196	27	0	12	(6)	—	23	—	1	253

Total	¥868	¥39	¥0	¥975	¥(962)	¥(8)	¥98	¥119	¥(88)	¥1,041

Liabilities:
Trading liabilities
Equities	¥1	¥(1)	¥—	¥7	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	—
Bank and corporate debt securities	3	2	—	5	(6)	—	0	3	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	—	—	—	—
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥1	¥—	¥12	¥(14)	¥—	¥0	¥3	¥(3)	¥1

Short-term borrowings	30	(1)	0	59	(59)	—	2	5	(15)	23
Payables and deposits	17	0	0	3	—	—	1	4	(10)	15
Long-term borrowings	493	(40)	(2)	285	(276)	—	7	55	(132)	474
Other liabilities	21	6	—	29	(3)	—	3	0	0	44

Total	¥565	¥(34)	¥(2)	¥388	¥(352)	¥—	¥13	¥67	¥(160)	¥557

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2025
	Balance as of April 1, 2024	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5) (6)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥17	¥(13)	¥—	¥1	¥15	¥(7)	¥21
Private equity and debt investments	80	3	—	37	(9)	—	0	—	(8)	103
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	5	(5)	—	0	7	(4)	6
Bank and corporate debt securities and loans for trading purposes	173	(5)	—	205	(240)	—	(5)	69	(16)	181
Commercial mortgage-backed securities (“CMBS”)	0	2	—	7	(6)	—	—	7	—	10
Residential mortgage-backed securities (“RMBS”)	35	2	—	56	(46)	—	(1)	2	0	48
Real estate-backed securities	122	11	—	370	(294)	—	(2)	—	—	207
Collateralized debt obligations (“CDOs”) and other	46	(25)	—	107	(86)	—	0	—	0	42
Investment trust funds and other	3	0	—	68	(68)	—	0	0	—	3

Total trading assets and private equity and debt investments	470	(12)	—	872	(767)	—	(7)	100	(35)	621

Derivatives, net(3)
Equity contracts	5	0	—	—	—	(5)	0	0	1	1
Interest rate contracts	32	(20)	—	—	—	12	(4)	(19)	5	6
Credit contracts	(46)	(30)	—	—	—	37	1	(1)	3	(36)
Foreign exchange contracts	3	(9)	—	—	—	(5)	0	0	(2)	(13)
Other contracts	—	2	—	—	—	1	(2)	(5)	—	(4)

Total derivatives, net	(6)	(57)	—	—	—	40	(5)	(25)	7	(46)

Subtotal	¥464	¥(69)	¥—	¥872	¥(767)	¥40	¥(12)	¥75	¥(28)	¥575

Loans and receivables	¥291	¥24	¥—	¥199	¥(234)	¥—	¥(14)	¥244	¥(62)	¥448
Collateralized agreements	12	0	—	2	—	1	0	—	—	15
Other assets
Non-trading debt securities	21	0	—	3	(7)	—	0	—	—	17
Other(7)	253	20	—	45	(11)	—	(4)	0	(28)	275

Total	¥1,041	¥(25)	¥—	¥1,121	¥(1,019)	¥41	¥(30)	¥319	¥(118)	¥1,330

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥3	¥(2)	¥—	¥0	¥0	¥0	¥1
Foreign government, agency and municipal securities	—	—	—	—	—	—	—	—	—	—
Bank and corporate debt securities	1	0	—	2	(3)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	0
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥5	¥(5)	¥—	¥0	¥0	¥0	¥1

Short-term borrowings	23	(1)	0	70	(41)	—	0	1	(18)	36
Payables and deposits	15	1	0	1	—	—	—	1	(2)	14
Long-term borrowings	474	0	9	218	(172)	—	0	11	(45)	477
Other liabilities	44	0	—	47	(25)	—	(1)	0	0	65

Total	¥557	¥0	¥9	¥341	¥(243)	¥—	¥(1)	¥13	¥(65)	¥593

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2024 and March 31, 2025.
(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See “Quantitative and qualitative information regarding significant unobservable valuation inputs” above for the valuation inputs of each financial instruments.

(6)

Transfers out of Level 3 include financial instruments that moved out of level 3 by application of measurement alternative. See Note 6 “Non-trading investments” for further information of financial instruments under the measurement alternative.

(7)	Includes non-financial assets carried at fair value on a recurring basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2024 and 2025, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2024	2025

	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	11	(1)
Foreign government, agency and municipal securities	1	0
Bank and corporate debt securities and loans for trading purposes	(7)	(6)
Commercial mortgage-backed securities (“CMBS”)	0	7
Residential mortgage-backed securities (“RMBS”)	1	2
Real estate-backed securities	1	5
Collateralized debt obligations (“CDOs”) and other	(4)	(24)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	3	(17)

Derivatives, net(2)
Equity contracts	1	(3)
Interest rate contracts	(39)	(23)
Credit contracts	8	(26)
Foreign exchange contracts	(14)	(7)
Other contracts	—	2

Total derivatives, net	(44)	(57)

Subtotal	¥(41)	¥(74)

Loans and receivables	22	14
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	1	0
Other(3)	9	20

Total	¥(9)	¥(40)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities	1	0
Collateralized debt obligation (“CDOs”) and other	—	1

Total trading liabilities	¥1	¥1

Short-term borrowings(4)	0	(7)
Payables and deposits(4)	0	1
Long-term borrowings(4)	(21)	24
Other liabilities	3	(1)

Total	¥(17)	¥18

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, and also within Gain(loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)	Includes non-financial assets carried at fair value on a recurring basis.
(4)

Includes unrealized gains and losses of ¥(1) billion and ¥10 billion for the years ended March 31, 2024 and 2025 recognized in Other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2024 and 2025. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2024
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥10	¥3	Monthly	Same day-30 days
Venture capital funds	15	6	—	—
Private equity funds	33	13	—	—
Real estate funds	4	0	—	—

Total	¥62	¥22

	Billions of yen
	March 31, 2025
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥11	¥4	Monthly	Same day-30 days
Venture capital funds	19	3	—	—
Private equity funds	43	10	—	—
Real estate funds	4	0	—	—

Total	¥77	¥17

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option (“FVO”) for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the FVO permitted by ASC 815 and ASC 825. When Nomura elects the FVO for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the FVO is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the FVO by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the FVO to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Certain loans receivables and receivables from customers reported within Loans and Receivables which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivables expected to be funded. Nomura elects the FVO to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the FVO to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the FVO for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the FVO for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the FVO for structured loans and vanilla debt securities issued by those subsidiaries.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the FVO for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the FVO for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the FVO to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

•

Loans for trading purposes and non-trading debt securities held by subsidiaries that are not registered as a broker-dealer (“non-BD entities”) before March 31, 2024. Moreover, originations or purchases of loans held for trading purposes by non-BD entities and non-trading debt securities that are not classified as HTM or AFS held by non-BD entities from April 1, 2024. Nomura elects the FVO to these loans and non-trading debt securities for its holding purpose or to mitigate volatility through earnings that otherwise would arise had this election not been made.

Interest and dividends arising from financial instruments for which the FVO has been elected are recognized within Interest and dividends, Interest expense or Revenue – Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the FVO for the years ended March 31, 2023, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2024	2025

	Gains/(Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥0	¥4
Private equity and debt investments	2	2
Loans and receivables	54	45
Collateralized agreements(3)	6	20
Other assets(2)(4)	22	15

Total	¥84	¥86

Liabilities:
Short-term borrowings(5)	¥13	¥153
Payables and deposits	8	6
Collateralized financing(3)	(17)	(23)
Long-term borrowings(5)(6)	(110)	(48)
Other liabilities(7)	(1)	(1)

Total	¥(107)	¥87

(1)	Includes gains and losses reported primarily within Revenue – Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.

As of March 31, 2024 and 2025, Nomura held an economic interest of 39.57% and 39.74 % in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the FVO and is reported within Other assets – Other in the consolidated balance sheets.

For the year ended March 31, 2024 and 2025, there was no significant impact on financial assets for which the FVO was elected attributable to instrument-specific credit risks.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the FVO is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2024 and 2025 in respect of financial liabilities elected for the FVO recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2024 and 2025 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2024	2025
Changes recognized as a credit (debit) to other comprehensive income	¥(82)	¥26
Credit (debit) amounts reclassified to earnings	0	0
Cumulative credit balance recognized in accumulated other comprehensive income	56	78

As of March 31, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the FVO was elected was ¥48 billion less than the principal balance of such Loans and receivables. There were no Loans and receivables for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Short-term borrowings and Long-term borrowings for which the FVO was elected was ¥444 billion less than the principal balance of such Short-term borrowings and Long-term borrowings.

As of March 31, 2025, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the FVO was elected was ¥105 billion less than the principal balance of such Loans and receivables. There were no Loans and receivables for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Short-term borrowings and Long-term borrowings for which the FVO was elected was ¥473 billion less than the principal balance of such Short-term borrowings and Long-term borrowings.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 15% of total assets as of March 31, 2024 and 17% as of March 31, 2025.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2024 and 2025. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2024
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,101	¥3,139	¥1,469	¥1,522	¥8,231

	Billions of yen
	March 31, 2025
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,896	¥2,629	¥2,655	¥1,470	¥9,650

(1)

Other than above, there were ¥248 billion and ¥313 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2024 and 2025, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the FVO. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,239	¥4,239	¥4,239	¥—	¥—
Time deposits	546	546	—	546	—
Deposits with stock exchanges and other segregated cash	370	370	—	370	—
Loans receivable(2)	5,467	5,464	—	4,057	1,407
Securities purchased under agreements to resell	15,621	15,621	—	15,609	12
Securities borrowed	5,374	5,374	—	5,374	—

Total	¥31,617	¥31,614	¥4,239	¥25,956	¥1,419

Liabilities:
Short-term borrowings	¥1,055	¥1,055	¥—	¥1,032	¥23
Deposits received at banks	2,356	2,356	—	2,341	15
Securities sold under agreements to repurchase	16,870	16,870	—	16,870	—
Securities loaned	2,133	2,133	—	2,133	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	12,452	12,478	22	11,953	503

Total	¥35,259	¥35,285	¥22	¥34,722	¥541

	Billions of yen
	March 31, 2025(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,424	¥4,424	¥4,424	¥—	¥—
Time deposits	642	642	—	642	—
Deposits with stock exchanges and other segregated cash	448	448	—	448	—
Loans receivable(2)	6,022	6,020	—	3,436	2,584
Securities purchased under agreements to resell	14,005	14,005	—	13,991	14
Securities borrowed	4,659	4,659	—	4,659	—

Total	¥30,200	¥30,198	¥4,424	¥23,176	¥2,598

Liabilities:
Short-term borrowings	¥1,117	¥1,117	¥—	¥1,081	¥36
Deposits received at banks	3,106	3,106	—	3,092	14
Securities sold under agreements to repurchase	16,288	16,288	—	16,288	—
Securities loaned	1,965	1,965	—	1,965	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	13,374	13,385	10	12,879	496

Total	¥36,243	¥36,254	¥10	¥35,698	¥546

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for current expected credit losses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2024 and March 31, 2025, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.

Equity securities subject to contractual sale restrictions

The following table presents a summary of equity securities primarily reported within Other assets—Other in consolidated balance sheet which are subject to contractual sale restrictions as of March 31, 2025.

	Millions of yen
	March 31, 2025
		Remaining duration
	Fair value	Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥200,658	¥9	¥200,621	¥28
Consent from third parties	7,806	18	—	7,788
Others	2,148	—	—	2,148

Total	¥210,612	¥27	¥200,621	¥9,964

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives to meet clients’ specific financial needs and investors’ demands in the securities markets. Nomura also offers a variety of derivatives to its clients in adjusting their risk profiles in interest rate, foreign exchange and other market and credit risk exposures. In performing certain of these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may contain combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivatives are economically hedging underlying financial instruments held by Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.

Fair value hedges

Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Net investment hedges

Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Net gain on trading. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2024 and 2025. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,644	¥(14,853)	¥(2,173)	¥618

	Billions of yen
	March 31, 2025
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥14,974	¥(12,745)	¥(1,759)	¥470

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities

The following tables present the notional value and fair value of derivatives as of March 31, 2024 and 2025. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2024
	Total notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥78,829	¥3,239	¥3,827
Interest rate contracts	3,810,866	12,929	12,014
Credit contracts	42,965	284	383
Foreign exchange contracts	420,052	4,881	4,664
Other contracts	325	3	5

Total	¥4,353,037	¥21,336	¥20,893

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,291	¥0	¥219
Foreign exchange contracts	190	3	—

Total	¥3,481	¥3	¥219

Total derivatives	¥4,356,518	¥21,339	¥21,112

		Billions of yen
		March 31, 2025
	Total notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥110,348	¥2,572	¥3,069
Interest rate contracts	3,814,576	12,424	11,509
Credit contracts	59,408	304	382
Foreign exchange contracts	484,797	4,363	4,186
Other contracts	904	11	50

Total	¥4,470,033	¥19,674	¥19,196

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,182	¥4	¥138
Foreign exchange contracts	183	—	8

Total	¥3,365	¥4	¥146

Total derivatives	¥4,473,398	¥19,678	¥19,342

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

The amounts reported include derivatives used for non-trading purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2024 and March 31, 2025.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of derivatives

Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Trading and non-trading derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2024 and 2025 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2024		March 31, 2025
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥2,397	¥2,609	¥1,094	¥1,185
Exchange-traded	842	1,218	1,478	1,884
Interest rate contracts
OTC settled bilaterally	11,575	10,889	10,243	9,476
OTC centrally-cleared	1,339	1,329	2,163	2,140
Exchange-traded	15	16	22	31
Credit contracts
OTC settled bilaterally	240	341	265	345
OTC centrally-cleared	43	41	38	36
Exchange-traded	1	1	1	1
Foreign exchange contracts
OTC settled bilaterally	4,884	4,664	4,363	4,194
Other contracts
OTC settled bilaterally	3	5	8	49
Exchange-traded	0	0	3	1

Total gross derivative balances(2)	¥21,339	¥21,113	¥19,678	¥19,342
Less: Amounts offset in the consolidated balance sheets(3)	(19,815)	(19,166)	(17,711)	(17,361)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,524	¥1,947	¥1,967	¥1,981

Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(567)	¥(394)	¥(713)	¥(554)

Net amount	¥957	¥1,553	¥1,254	¥1,427

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2024, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥402 billion and ¥730 billion, respectively. As of March 31, 2025, the gross balance of such derivative assets and derivative liabilities was ¥609 billion and ¥832 billion, respectively.

(3)

Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20 and ASC 815. As of March 31, 2024, Nomura offset a total of ¥1,902 billion of cash collateral receivables against net derivative liabilities and ¥2,551 billion of cash collateral payables against net derivative assets. As of March 31, 2025, Nomura offset a total of ¥1,740 billion of cash collateral receivables against net derivative liabilities and ¥2,090 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity and debt investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2024, a total of ¥240 billion of cash collateral receivables and ¥938 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2025, a total of ¥343 billion of cash collateral receivables and ¥1,043 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “Collateralized transactions”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2024 and 2025 related to derivatives used for trading and non-trading purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2024	2025
Derivatives used for trading and non-trading purposes(1):
Equity contracts	¥(194)	¥(2)
Interest rate contracts	468	(189)
Credit contracts	12	27
Foreign exchange contracts	142	140
Other contracts	27	11

Total	¥455	¥(13)

(1)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2024 and 2025, net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2024 and 2025.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Long-term borrowings	¥3,087	¥3,057	¥201	¥122	¥3	¥3

Total	¥3,087	¥3,057	¥201	¥122	¥3	¥3

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items. Similar to interest payables arising from hedged long-term borrowings, cash flows from interest rate contracts designated as fair value hedges are reported as cash flows from operating activities in the consolidated statements of cash flows.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present gains (losses) included in the consolidated statements of income for the years ended March 31, 2024 and 2025 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2024	2025
Derivatives designated as hedging instruments:
Interest rate contracts	¥(39)	¥85

Total	¥(39)	¥85

	Billions of yen
	Year ended March 31
	2024	2025
Hedged items :
Long-term borrowings	¥39	¥(85)

Total	¥39	¥(85)

Net investment hedges

Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)-Change in cumulative translation adjustments. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2024	2025
Hedging instruments:
Foreign exchange contracts	¥3	¥(2)

Total	¥3	¥(2)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Net gain on trading in the consolidated statements of income. The amounts of gains (losses) were not significant during the years ended March 31, 2024 and 2025.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2024 was ¥755 billion with related collateral pledged of ¥619 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥27 billion.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2025 was ¥770 billion with related collateral pledged of ¥628 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2025, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.

Credit derivatives

Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.

Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.

The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:

Probability of default: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.

Recovery value on the underlying asset: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024
	Carrying value(1) (Asset) / Liability	Maximum potential payout/Notional					Notional
		Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(138)	¥9,746	¥1,849	¥3,125	¥3,251	¥1,521	¥6,994
Credit default swap indices	(126)	9,223	2,271	2,558	3,232	1,162	6,040
Other credit risk related portfolio products	19	1,011	142	256	580	33	755
Credit-risk related options and swaptions	0	49	—	—	20	29	10

Total	¥(245)	¥20,029	¥4,262	¥5,939	¥7,083	¥2,745	¥13,799

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Carrying value(1) (Asset) / Liability	Maximum potential payout/Notional					Notional
		Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(156)	¥11,480	¥1,730	¥3,124	¥4,963	¥1,663	¥(6,711)
Credit default swap indices	(221)	15,488	1,465	3,168	7,877	2,978	(8,097)
Other credit risk related portfolio products	28	1,236	124	464	571	77	(785)
Credit-risk related options and swaptions	0	171	—	11	79	81	(42)

Total	¥(349)	¥28,375	¥3,319	¥6,767	¥13,490	¥4,799	¥(15,635)

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of the underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥156	¥1,485	¥2,938	¥3,489	¥925	¥753	¥9,746
Credit default swap indices	38	40	3,257	5,251	265	372	9,223
Other credit risk-related portfolio products	—	—	19	631	18	343	1,011
Credit risk-related options and swaptions	—	—	16	16	17	—	49

Total	¥194	¥1,525	¥6,230	¥9,387	¥1,225	¥1,468	¥20,029

	Billions of yen
	March 31, 2025
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥571	¥1,855	¥3,488	¥4,213	¥655	¥698	¥11,480
Credit default swap indices	32	38	3,958	10,256	277	927	15,488
Other credit risk-related portfolio products	—	—	24	748	20	444	1,236
Credit risk-related options and swaptions	—	—	—	127	—	44	171

Total	¥603	¥1,893	¥7,470	¥15,344	¥952	¥2,113	¥28,375

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.

These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings in the consolidated balance sheets.

Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. The following table provides information about relevant transactions outstanding as of March 31, 2024 and March 31, 2025.

	Millions of yen
	March 31
	2024	2025
Gross cash proceeds received at transfer dates	¥69,383	¥60,715
Fair value of transferred securities at transfer dates	¥69,253	¥60,591
Fair value of transferred securities at reporting dates	¥54,627	¥41,101
Gross derivative liabilities arising from the transactions at reporting dates(1)	¥14,434	¥19,401

(1)

Amounts are presented on a gross basis, before the application of counterparty offsetting and are reported within Trading liabilities in the consolidated balance sheets as of March 31, 2024 and March 31, 2025. Of these gross derivative liability amounts, ¥14,434 million and ¥ 19,401 million are included in interest rate contracts used for trading purposes as of March 31, 2024 and March 31, 2025 respectively as disclosed in Note 3 “Derivative instruments and hedging activities”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Revenue from services provided to customers

Revenue by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Commissions	¥364,095	¥407,011
Fees from investment banking	173,265	212,234
Asset management and portfolio service fees	310,154	378,196
Other revenue	48,971	71,221

Total	¥896,485	¥1,068,662

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division (renamed from the Retail Division to the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business), and to a lesser extent, the Wholesale Division. The following table shows a breakdown of Commissions for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Brokerage commissions	¥242,687	¥264,512
Commissions for distribution of investment trust	56,241	66,108
Other commissions	65,167	76,391

Total	¥364,095	¥407,011

Fees from investment banking represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division. The following table shows the breakdown of Fees from investment banking for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Equity underwriting and distribution fees	¥45,478	¥52,930
Debt underwriting and distribution fees	27,456	48,383
Financial advisory fees	61,560	78,674
Other fees	38,771	32,247

Total	¥173,265	¥212,234

Asset management and portfolio service fees represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division. The following table shows the breakdown of Asset management and portfolio service fees for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Asset management fees	¥193,468	¥235,893
Administration fees	88,201	109,092
Custodial fees	28,485	33,211

Total	¥310,154	¥378,196

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote are recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs are recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis over the term of the contract based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.

The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2024 and 2025 were not significant.

	Millions of yen
	March 31, 2024	March 31, 2025
Customer contract receivables	¥101,668	¥114,158
Contract liabilities(1)	6,073	5,276

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2023 and 2024 were recognized as revenue for the year ended March 31, 2024 and 2025, respectively. Nomura recognized ¥3,347 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2024. Nomura recognized ¥2,737 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2025.

Transaction price allocated to the remaining performance obligations

In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,135 million as of March 31, 2024 and ¥550 million as of March 31, 2025. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2024 and 2025 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparties and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC 210-20 are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out and offsetting rights under relevant master netting agreements.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2024 and 2025, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥41,288	¥5,371	¥42,537	¥2,465
Less: Amounts offset in the consolidated balance sheets(2)	(25,667)	—	(25,667)	—

Total net amounts as reported on the face of the consolidated balance sheets(3)	¥15,621	¥5,371	¥16,870	¥2,465

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(13,228)	(3,572)	(13,817)	(2,324)
Cash collateral	(9)	—	(2)	—

Net amount	¥2,384	¥1,799	¥3,051	¥141

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥43,464	¥4,656	¥45,747	¥2,347
Less: Amounts offset in the consolidated balance sheets(2)	(29,459)	—	(29,459)	—

Total net amounts as reported on the face of the consolidated balance sheets(3)	¥14,005	¥4,656	¥16,288	¥2,347

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(13,422)	(2,941)	(13,800)	(2,162)
Cash collateral	(3)	—	(4)	—

Net amount	¥580	¥1,715	¥2,484	¥185

(1)

Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,161 billion and ¥2,574 billion, respectively. As of March 31, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,512 billion and ¥69 billion, respectively. As of March 31, 2025, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥441 billion and ¥1,973 billion, respectively. As of March 31, 2025, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,528 billion and ¥111 billion, respectively.

(2)

Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively.

(4)

Represent amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “Derivative instruments and hedging activities”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2024 and 2025. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2024
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days -1 year	Greater than 1 year	Total
Repurchase agreements	¥18,513	¥17,317	¥3,747	¥2,024	¥936	¥42,537
Securities lending transactions	1,337	299	43	786	—	2,465

Total gross recognized liabilities(2)	¥19,850	¥17,616	¥3,790	¥2,810	¥936	¥45,002

	Billions of yen
	March 31, 2025
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days -1 year	Greater than 1 year	Total
Repurchase agreements	¥19,523	¥20,673	¥2,466	¥1,848	¥1,237	¥45,747
Securities lending transactions	1,384	144	14	255	550	2,347

Total gross recognized liabilities(2)	¥20,907	¥20,817	¥2,480	¥2,103	¥1,787	¥48,094

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities transferred in repurchase agreements and securities lending transactions

The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities and other financial assets transferred by Nomura to counterparties as of March 31, 2024 and 2025. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥234	¥2,228	¥2,462
Japanese government, agency and municipal securities	2,506	0	2,506
Foreign government, agency and municipal securities	31,355	72	31,427
Bank and corporate debt securities	3,636	94	3,730
Commercial mortgage-backed securities (“CMBS”)	17	—	17
Residential mortgage-backed securities (“RMBS”)(1)	4,598	—	4,598
Collateralized debt obligations (“CDOs”) and other	190	—	190
Investment trust funds and other	1	71	72

Total gross recognized liabilities(2)	¥42,537	¥2,465	¥45,002

	Billions of yen
	March 31, 2025
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥401	¥1,734	¥2,135
Japanese government, agency and municipal securities	2,202	1	2,203
Foreign government, agency and municipal securities	34,569	81	34,650
Bank and corporate debt securities	3,881	369	4,250
Commercial mortgage-backed securities (“CMBS”)	29	—	29
Residential mortgage-backed securities (“RMBS”)(1)	4,466	—	4,466
Collateralized debt obligations (“CDOs”) and other	177	—	177
Investment trust funds and other	22	162	184

Total gross recognized liabilities(2)	¥45,747	¥2,347	¥48,094

(1)

Includes ¥3,842 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2024. Includes ¥3,586 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2025.

(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with or without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2024 and 2025.

	Billions of yen
	March 31
	2024	2025
The fair value of collateral received	¥62,456	¥64,853
The portion of the above received that has been sold (as reported as short sales within Trading liabilities in the consolidated balance sheets) or repledged	45,389	48,717

Collateral is generally sourced from securities purchased under agreement to resell, securities borrowing transactions, secured loans and from derivative transactions. Collateral is used together with owned securities and other financial assets to cover short sales, collateralize repurchase transactions, other secured financings and derivative transactions.

Assets pledged by Nomura

Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Assets pledged within Trading assets, Investments in equity securities and Investments in and advances to affiliated companies in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, where the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Trading assets:
Equities and convertible securities	¥212,165	¥326,398
Government and government agency securities	1,238,863	1,134,816
Bank and corporate debt securities	151,454	86,034
Residential mortgage-backed securities (“RMBS”)	2,360,053	2,626,708
Collateralized debt obligations (“CDOs”) and other(1)	12,959	12,391
Investment trust funds and other	570	21,042

	¥3,976,064	¥4,207,389

Non-trading debt securities(2)	94,421	15,896
Investments in and advances to affiliated companies(3)	¥14,976	¥16,124

(1)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABSs”) such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Loans and receivables	¥409,145	¥627,090
Trading assets and private equity and debt investments	1,818,795	1,766,083
Office buildings, land, equipment and facilities	7,591	2,933
Non-trading debt securities	94,471	117,655
Investments in and advances to affiliated companies	2	2
Other	1,084	1,333

	¥2,331,088	¥2,515,096

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in Long-term borrowings. See Note 11 “Borrowings” for further information regarding trading balances of secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Non-trading investments:

Available-for-sale (“AFS”) debt securities

Amortized cost and fair value amounts of AFS debt securities

The following table presents the amortized cost and fair value of major types of AFS debt securities as of March 31, 2025 as well as cumulative unrealized gains and unrealized losses recognized through Accumulated other comprehensive income (loss) since acquisition.

	Millions of yen
	March 31, 2025
	Amortized cost(1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥25,001	¥—	¥(187)	¥24,814
Japanese agency and municipal securities	81,913	19	(1,495)	80,437
Bank and corporate debt securities	1,790	—	(11)	1,779

Total	¥108,704	¥19	¥(1,693)	¥107,030

(1)	No allowances for current expected credit losses have been recognized as of March 31, 2025.

The following table presents the amortized cost and fair value of major types of AFS debt securities as of March 31, 2025, categorized by remaining contractual maturity.

	Millions of yen
	March 31, 2025
	Amortized cost(1)	Fair value
Japanese government securities 1 year to 5 years	¥25,001	¥24,814
Subtotal	¥25,001	¥24,814

Japanese agency and municipal securities 1 year to 5 years	81,913	80,437
Subtotal	¥81,913	¥80,437

Bank and corporate debt securities 1 year to 5 years	1,790	1,779
Subtotal	¥1,790	¥1,779

Total	¥108,704	¥107,030

(1)	No allowances for current expected credit losses have been recognized as of March 31, 2025

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS debt securities in an unrealized loss position

The following table presents the fair value of major types of AFS debt securities that are in an unrealized loss position as of March 31, 2025, and the period of time since acquisition that an individual AFS debt security has been in an unrealized loss position. An unrealized loss exists where the fair value of an individual AFS debt security is less than its amortized cost basis.

	Millions of yen
	March 31, 2025
	Fair value	Unrealized losses	Number of debt securities
Japanese government securities
Less than 12 months	¥24,814	¥(187)	4

Subtotal	¥24,814	¥(187)	4

Japanese agency and municipal securities
Less than 12 months	68,063	(1,495)	72

Subtotal	¥68,063	¥(1,495)	72

Bank and corporate debt securities
Less than 12 months	1,779	(11)	3

Subtotal	1,779	(11)	3

Total	¥94,656	¥(1,693)	79

Nomura does not intend to sell, nor is it likely to be required to sell, any AFS debt securities which were in an unrealized loss position as of March 31, 2025, prior to when the fair value of each of these AFS debt securities is expected to recover above each individual amortized cost basis. Also, there were no allowances for current expected credit losses recognized against AFS debt securities as of March 31, 2025.

The amount of accrued interest receivable from AFS debt securities was not significant as of March 31, 2025. There was no write-off of accrued interest receivable during the year ended March 31, 2025.

Sales and transfers of AFS debt securities

The amount of sales of AFS debt securities was not significant during the year ended March 31, 2025. There were no transfers or reclassification of AFS debt securities into trading assets during the year ended March 31, 2025.

Held-to-maturity (“HTM”) debt securities

As of March 31, 2025, there were no debt securities classified as HTM debt securities.

Non-trading equity investments

Unrealized gains and losses of non-trading equity investments

As of March 31, 2025, unrealized losses on equity investments owned by non-BD entities that are not investment companies were ¥2,630 million. These equity investments do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO. See Note 2 “Fair Value Measurements” for details of the amount of unrealized gains and losses on equity investments for which the FVO has been elected.

Non-trading equity investments elected for the fair value measurement alternative

The carrying value of non-trading equity investments without readily determinable fair values held by non-BD entities carried at fair value where fair value is determined using the fair value measurement alternative as of March 31, 2024, and as of March 31, 2025, were ¥65,365 million and ¥95,529 million, respectively. The amounts of cumulative impairment losses and upward and downward fair value adjustments as a result of observable price changes from orderly transactions in identical or sufficiently similar equity investments were not significant as of March 31, 2024, and March 31, 2025. During the years ended March 31, 2024 and March 31, 2025 the amounts of impairment losses and upward and downward fair value adjustments recognized for these non-trading equity investments were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, silent partnerships (“Tokumei kumiai”), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvements with these SPEs includes structuring the SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the financial assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the financial assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the financial assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Where Nomura retains an interest in the financial assets, including residual interests in the SPEs, any such interests are measured at fair value and reported within Trading assets in the consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value generally based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2024 and 2025, Nomura received cash proceeds from SPEs in new securitizations of ¥432 billion and ¥635 billion, respectively, and the associated gain on sale of ¥0 billion and loss on sale of ¥0 billion, respectively. For the years ended March 31, 2024 and 2025, Nomura received debt securities issued by these SPEs with an initial fair value of ¥253 billion and ¥708 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥227 billion and ¥743 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,747 billion and ¥7,123 billion as of March 31, 2024 and 2025, respectively. Those transferred financial assets are primarily government, agency and municipal securities. Nomura’s retained interests were ¥160 billion and ¥250 billion as of March 31, 2024 and 2025, respectively. For the years ended March 31, 2024 and 2025, Nomura received cash flows of ¥23 billion and ¥28 billion, respectively, from the SPEs on such retained interests held in the SPEs.

Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2024 and 2025.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥152	¥—	¥152	¥152	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥152	¥8	¥160	¥154	¥6

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥241	¥—	¥241	¥241	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	9	9	2	7

Total	¥—	¥241	¥9	¥250	¥243	¥7

As of March 31, 2024 and 2025, predominantly all of the retained interests held by Nomura were valued using significant observable inputs. The initial fair value of these retained interests are primarily classified as level 2 financial instruments in the fair value hierarchy.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets and Loans receivable which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2024 and 2025. These transfers are accounted for as secured financing transactions and generally reported within Borrowings. The assets are pledged as collateral and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2024	2025
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	69	66
Loans receivable	539	481

Total	¥609	¥548

Liabilities
Borrowings	¥609	¥548

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and consolidates the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.

The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2024 and 2025. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2024	2025
Consolidated VIE assets
Cash and cash equivalents	¥73	¥14
Trading assets
Equities	539	527
Debt securities	613	643
CMBS and RMBS	94	64
Derivatives	1	1
Private equity and debt investments	49	83
Office buildings, land, equipment and facilities	15	3
Other	84	236

Total	¥1,468	¥1,571

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	0
Borrowings
Short-term borrowings	220	112
Long-term borrowings	886	935
Other	6	156

Total	¥1,112	¥1,203

On a quarterly basis, Nomura reassesses its involvement with VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests in unconsolidated VIEs and the maximum exposure to loss associated with these variable interests as of March 31, 2024 and 2025. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recognized in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	83	—	83
CMBS and RMBS	2,996	—	2,996
Investment trust funds and other	147	—	147
Private equity and debt investments	23	—	23
Loans	1,512	—	1,512
Other	22	—	22
Commitments to extend credit and other guarantees	—	—	224

Total	¥4,809	¥—	¥5,033

	Billions of yen
	March 31, 2025
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	80	—	80
CMBS and RMBS	3,288	—	3,288
Investment trust funds and other	129	—	129
Private equity and debt investments	23	—	23
Loans	1,712	—	1,712
Other	23	—	23
Commitments to extend credit and other guarantees	—	—	167

Total	¥5,278	¥—	¥5,445

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Japanese Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those transactions carried at fair value through election of the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not typically significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.

See Note 5 “Collateralized transactions” for more information about these types of financial instruments.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by The Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division (renamed from the Retail Division to the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business). These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporate loans are primarily commercial loans provided to corporate clients excluding loans at banks. Corporate loans include loans secured by real estate or securities and, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks. Advances to affiliated companies include loans to affiliated companies.

The following tables present a summary of loans receivable reported within Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2024 and 2025 by portfolio segment.

	Millions of yen
	March 31, 2024
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥915,962	¥—	¥915,962
Short-term secured margin loans	608,332	—	608,332
Inter-bank money market loans	—	—	—
Corporate loans	1,870,316	2,074,585	3,944,901

Total loans receivables	¥3,394,610	¥2,074,585	¥5,469,195

Advances to affiliated companies	8,066	1,514	9,580

Total	¥3,402,676	¥2,076,099	¥5,478,775

	Millions of yen
	March 31, 2025
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥1,045,787	¥—	¥1,045,787
Short-term secured margin loans	796,936	—	796,936
Inter-bank money market loans	—	—	—
Corporate loans	2,003,909	2,178,376	4,182,285

Total loans receivables	¥3,846,632	¥2,178,376	¥6,025,008

Advances to affiliated companies	4,008	4,946	8,954

Total	¥3,850,640	¥2,183,322	¥6,033,962

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable during the years ended March 31, 2024 and 2025, respectively. There were also no significant reclassifications of loans receivable to or from trading assets during the years ended March 31, 2024 and 2025, respectively.

Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2024 and March 31, 2025.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for current expected credit losses

Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and HTM debt securities;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.

Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.

The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Nomura writes off uncollectible accrued interest receivable on a timely basis, and has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2024 was ¥13,653 million. The amount of accrued interest receivable as of March 31, 2025 was ¥11,448 million.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied.

Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2025.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, HTM debt securities, other off-balance sheet financial instruments and certain deposits

•  Full loss rate model developed by Nomura’s Risk department

•  Measures expected credit losses based on probability of default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”) inputs.

•  PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•  Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•  For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans

•  For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•  Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables

•  Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

See Note 6 “Non-trading investments” for further information with respect to impairment assessment with respect to AFS debt securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2024 and 2025 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Year ended March 31, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans(1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses(2)	(341)	—	371	30	13,608	13,638
Write-offs	—	—	(1,908)	(1,908)	—	(1,908)
Other(3)	—	—	238	238	247	485

Ending balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047

	Millions of yen
	Year ended March 31, 2025
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans(1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	100	—	64	164	(876)	(712)
Write-offs	—	—	—	—	—	—
Other(3)	—	—	(36)	(36)	(379)	(415)

Ending balance	¥885	¥—	¥1,659	¥2,544	¥14,376	¥16,920

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	A provision for credit losses in connection with settlement failures with a broker counterparty was recognized during the year ended March 31, 2024.
(3)	Primarily includes recoveries and foreign exchange movements. The amounts of recoveries for the year ended March 31, 2024 and 2025 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modifications of loans from borrowers experiencing financial difficulty

In the ordinary course of business, Nomura may modify loans classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or for relationship reasons. These modifications occur when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.

Expected credit losses for these types of modification which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are now typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from borrowers experiencing financial difficulty are recognized at fair value.

The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the year ended March 31, 2024 and 2025 were not significant.

Nonaccrual and past due loans

Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the underlying loan is 90 days or more past due.

Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed against revenue and no further accrual of interest is permitted. Interest income is subsequently recognized when a cash payment is received from the borrower using the cash basis method.

Generally loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2024 and 2025, the amount of loans which were placed on a nonaccrual status were not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

Credit quality indicators

Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥122,946	¥213,785	¥12,000	¥5,660	¥2,650	¥27,115	¥—	¥384,156
BB-CCC	108,558	215,226	5,086	—	995	283	—	330,148
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	139,104	—	—	—	—	—	139,104

Total secured loans at banks	¥231,504	¥568,115	¥17,086	¥5,660	¥3,645	¥27,398	¥—	¥853,408

Unsecured loans at banks:
AAA-BBB	¥4,075	¥9,904	¥2,844	¥8,449	¥6,352	¥25,099	¥—	¥56,723
BB-CCC	900	756	—	1,000	875	2,300	—	5,831
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,975	¥10,660	¥2,844	¥9,449	¥7,227	¥27,399	¥—	¥62,554

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	285,209	19,038	—	—	—	—	304,085	608,332

Total short-term secured margin loans	¥285,209	¥19,038	¥—	¥—	¥—	¥—	¥304,085	¥608,332

Secured corporate loans:
AAA-BBB	¥32,362	¥217,440	¥177,557	¥113,559	¥84,442	¥103,995	¥685,608	¥1,414,963
BB-CCC	—	25,759	17,018	12,591	32,187	8,204	161,371	257,130
CC-D	—	—	—	—	—	—	—	—
Others(1)	8,203	302	—	—	—	—	252	8,757

Total secured corporate loans	¥40,565	¥243,501	¥194,575	¥126,150	¥116,629	¥112,199	¥847,231	¥1,680,850

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	36,329	8,376	—	—	—	—	—	44,705
CC-D	—	—	—	—	—	—	—	—
Others	150	122	—	537	—	143,952	—	144,761

Total unsecured corporate loans	¥36,479	¥8,498	¥—	¥537	¥—	¥143,952	¥—	¥189,466

Advances to affiliated companies
AAA-BBB	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066

Total	¥598,732	¥853,878	¥217,505	¥142,796	¥127,501	¥310,948	¥1,151,316	¥3,402,676

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2024 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥119,134	¥231,869	¥2,837	¥7,517	¥5,000	¥23,453	¥—	¥389,810
BB-CCC	125,213	219,055	15,000	8,439	—	1,151	—	368,858
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	243,034	—	—	—	—	—	243,034

Total secured loans at banks	¥244,347	¥693,958	¥17,837	¥15,956	¥5,000	¥24,604	¥—	¥1,001,702

Unsecured loans at banks:
AAA-BBB	¥4,500	¥1,377	¥300	¥1,735	¥7,700	¥23,875	¥—	¥39,487
BB-CCC	703	1,000	756	—	—	2,139	—	4,598
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥5,203	¥2,377	¥1,056	¥1,735	¥7,700	¥26,014	¥—	¥44,085

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	474,019	322,917	796,936

Total short-term secured margin loans	¥—	¥—	¥—	¥—	¥—	¥474,019	¥322,917	¥796,936

Secured corporate loans:
AAA-BBB	¥58,325	¥289,986	¥266,380	¥89,955	¥90,419	¥159,346	¥385,419	¥1,339,830
BB-CCC	1	32,529	50,893	25,157	4,424	41,270	199,701	353,975
CC-D	—	—	—	—	—	—	—	—
Others(1)	131,132	34,567	—	1,640	—	115	84	167,538

Total secured corporate loans	¥189,458	¥357,082	¥317,273	¥116,752	¥94,843	¥200,731	¥585,204	¥1,861,343

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	147	21	119	—	529	141,750	—	142,566

Total unsecured corporate loans	¥147	¥21	¥119	¥—	¥529	¥141,750	¥—	¥142,566

Advances to affiliated companies
AAA-BBB	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008

Total	¥439,155	¥1,053,438	¥336,293	¥137,443	¥109,072	¥867,118	¥908,121	¥3,850,640

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2025 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA	Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default - higher than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than 3 months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D	An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D’ by any Designated External Rating Agencies.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Leases:

Nomura as lessor

Nomura leases real estate and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets-Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2024			2025
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	13,259	(184)	13,075	2,757	(127)	2,630

Total	¥13,280	¥(184)	¥13,096	¥2,778	¥(127)	¥2,651

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate used by Nomura.

Nomura recognized lease income of ¥2,794 million and ¥1,879 million for the years ended March 31, 2024 and 2025, respectively. These are reported in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2025. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2025
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥412
1 to 2 years	412
2 to 3 years	412
3 to 4 years	412
4 to 5 years	412
More than 5 years	1,746

Total	¥3,806

Nomura as lessee

Nomura enters into leases of office space, residential facilities for employees, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of ROU assets recognized in connection with operating leases as of March 31, 2024 and 2025 were ¥166,730 million and ¥156,791 million, respectively. The total carrying values of ROU assets recognized in connection with finance leases as of March 31, 2024 and 2025 were not significant. These lease assets are reported within Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the years ended March 31, 2024 and 2025. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Lease expense:
Operating lease costs	¥48,125	¥48,586
Other income and expenses:
Gross sublease income	¥1,997	¥1,923

Lease cash flow information

Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.

The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Cash flows for operating leases	¥49,339	¥50,114
ROU assets recognized in connection with new operating leases	¥29,374	¥29,148

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities

The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2025 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2025. Finance lease liabilities were not significant as of March 31, 2025. These lease liabilities are reported within Other liabilities in the consolidated balance sheets.

Millions of yen
March 31, 2025
Operating leases
Years of payment
Less than 1 year	¥47,738
1 to 2 years	39,068
2 to 3 years	30,647
3 to 4 years	22,223
4 to 5 years	13,290
More than 5 years	30,740

Total undiscounted lease payments	¥183,706
Less: Impact of discounting	(9,574)

Lease liabilities as reported in the consolidated balance sheets	¥174,132

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2024 and 2025.

	Year ended March 31
	2024	2025
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	2.9%	2.1%
Weighted-average remaining lease term	6.9 years	5.3 years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:

Office buildings, land, equipment and facilities

The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Land	¥42,914	¥42,934
Office buildings	54,657	46,173
Equipment and facilities	38,110	26,793
Software	130,280	143,002
Construction in progress	16,094	20,761
Operating lease ROU assets	166,730	156,791

Total	¥448,785	¥436,454

Depreciation and amortization charges are reported within Non-interest expenses—Information processing and communications in the amount of ¥47,244 million, and ¥47,714 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥14,096 million, and ¥13,939 million for the years ended March 31, 2024 and 2025, respectively.

Other assets—Other / Other liabilities

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Other assets—Other:
Securities received as collateral	¥332,363	¥382,780
Goodwill and other intangible assets	38,387	73,345
Net deferred tax assets(1)	24,254	25,224
Investments in equity securities for other than operating purposes(2)	299,638	302,973
Deposit receivables(3)	316,570	214,587
Prepaid expenses	22,811	28,003
Other	121,598	97,561

Total	¥1,155,621	¥1,124,473

Other liabilities:
Obligation to return securities received as collateral	¥332,363	¥382,780
Accrued income taxes	81,585	88,424
Net deferred tax liabilities(1)	85,301	113,820
Other accrued expenses and provisions(4)	596,684	551,064
Operating lease liabilities	189,814	174,132
Other	128,799	146,378

Total	¥1,414,546	¥1,456,598

(1)

Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying component within a particular tax jurisdiction. See Note 15 “Income taxes” for further information.

(2)

Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥6,410 million and ¥293,228 million respectively, as of March 31, 2024, and ¥5,889 million and ¥297,085 million respectively, as of March 31, 2025. These securities are generally carried at fair value, with changes in fair value recognized and reported within Revenue—Other in the consolidated statements of income. Also includes equity securities without a readily determinable fair value. See Note 6 “Non-trading investments” for further information.

(3)	Includes Japan Securities Clearing Corporation’s clearing fund.
(4)

Includes a liability of ¥21,177 million and ¥14,240 million as of March 31, 2024 and 2025 respectively, in respect of all outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 20 “Commitments, contingencies and guarantees” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Impairment testing of goodwill is inherently subjective and often requires management judgment to determine when to perform an impairment test, whether qualitatively the fair value of a reporting unit exceeds its carrying value and also to estimate the fair value of a reporting unit when a quantitative impairment test is required.

An annual goodwill impairment test was performed in the quarter ended March 31, 2024 and 2025. The estimated fair value of Nomura’s reporting units was expected to exceed the carrying value of the reporting unit and therefore no impairment loss was recognized during the years ended March 31, 2024 and 2025.

The following tables present changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31, 2024
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥110,034	¥(92,814)	¥17,220	¥—	¥(723)	¥2,345	¥112,379	¥(93,537)	¥18,842
Other	418	—	418	—	—	—	418	—	418

Total	¥110,452	¥(92,814)	¥17,638	¥—	¥(723)	¥2,345	¥112,797	¥(93,537)	¥19,260

	Millions of yen
	Year ended March 31, 2025
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥112,379	¥(93,537)	¥18,842	¥—	¥—	¥(2,061)	¥110,318	¥(93,537)	¥16,781
Other	418	—	418	—	—	—	418	—	418

Total	¥112,797	¥(93,537)	¥19,260	¥—	¥—	¥(2,061)	¥110,736	¥(93,537)	¥17,199

(1) Includes currency translation adjustments.

Finite-lived and indefinite-lived intangible assets

The following table presents finite-lived intangible assets by type as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024			March 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥82,155	¥(75,237)	¥6,918	¥77,736	¥(75,382)	¥2,354
Other	3,275	(2,338)	937	3,218	(2,549)	669

Total	¥85,430	¥(77,575)	¥7,855	¥80,954	¥(77,931)	¥3,023

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2024 and 2025 were ¥2,479 million and ¥2,552 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2026	¥759
2027	90
2028	90
2029	90
2030	90

The amounts of indefinite-lived intangibles, which primarily includes crypto assets and trademarks, were ¥11,272 million and ¥53,123 million as of March 31, 2024 and 2025, respectively.

An annual impairment test was performed during the years ended March 31, 2024 and 2025 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.

Asset retirement obligations

Nomura recognizes a liability in the consolidated balances within Other liabilities – Other in respect of legal obligations incurred in connection with the restoration of leased property to its original condition at the end of the lease term. These asset retirement obligations (“AROs”) are recognized in the period when the legal obligation is incurred and are measured at the present value of the expected cost of the obligation.

The following table presents changes in AROs during the years ended March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Balance at beginning of year	¥14,196	¥15,512
Provision for the year	1,354	161
Settled during the year	(38)	(413)
Revisions in estimated cash flows	—	933

Balance at end of year	¥15,512	¥16,193

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Short-term borrowings(1):
Commercial paper	¥224,801	¥113,765
Bank borrowings	81,692	341,561
Other	748,224	661,966

Total	¥1,054,717	¥1,117,292

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥4,074,720	¥4,213,264
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese Yen denominated	1,252,324	1,170,404
Non-Japanese Yen denominated	4,116,627	4,778,830
Floating-rate obligations:
Japanese Yen denominated	546,628	603,794
Non-Japanese Yen denominated	571,108	708,559
Index / Equity-linked obligations:
Japanese Yen denominated	946,400	926,572
Non-Japanese Yen denominated	418,622	510,126

	7,851,709	8,698,285

Subtotal	11,926,429	12,911,549

Trading balances of secured borrowings	525,686	462,129

Total	¥12,452,115	¥13,373,678

(1)	Includes secured borrowings of ¥144,920 million and ¥119,682 million as of March 31, 2024 and March 31, 2025 respectively.
(2)	Includes secured borrowings of ¥187,692 million and ¥472,328 million as of March 31, 2024 and March 31, 2025 respectively.
(3)	Includes secured borrowings of ¥903,662 million and ¥811,118 million as of March 31, 2024 and March 31, 2025 respectively.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2024	2025
Debt issued by the Company	¥4,243,445	¥3,465,010
Debt issued by subsidiaries—guaranteed by the Company(1)	5,156,514	6,568,898
Debt issued by subsidiaries—not guaranteed by the Company(1)	3,052,156	3,339,770

Total	¥12,452,115	¥13,373,678

(1)	Includes trading balances of secured borrowings.

As of March 31, 2024, fixed-rate long-term borrowings mature between 2024 and 2067 with interest rates (including contractual interest rates) ranging from 0.00% to 59.67%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2024 and 2062 with interest rates (including contractual interest rates) ranging from 0.00% to 13.18%. Index / Equity-linked obligations mature between 2024 and 2054 with interest rates (including contractual interest rates) ranging from 0.00% to 26.00%.

As of March 31, 2025, fixed-rate long-term borrowings mature between 2025 and 2067 with interest rates (including contractual interest rates) ranging from 0.00% to 44.00%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2025 and 2069 with interest rates (including contractual interest rates) ranging from 0.00% to 17.00%. Index / Equity-linked obligations mature between 2025 and 2055 with interest rates (including contractual interest rates) ranging from 0.00% to 36.80%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Debt securities and notes issued are typically converted to Tokyo Overnight Average rate and Secured Overnight Financing Rate-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2024 and 2025.

	March 31
	2024	2025
Short-term borrowings	1.97%	2.77%
Long-term borrowings	3.09%	3.19%
Fixed-rate obligations	3.73%	3.77%
Floating-rate obligations	2.90%	2.74%
Index / Equity-linked obligations	1.05%	1.99%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2025:

Year ending March 31	Millions of yen
2026	¥1,382,812
2027	1,578,208
2028	1,345,617
2029	1,473,040
2030	1,678,616
2031 and thereafter	5,453,256

Subtotal	12,911,549

Trading balances of secured borrowings	462,129

Total	¥13,373,678

Borrowing facilities

As of March 31, 2024 and 2025, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.

Subordinated borrowings

As of March 31, 2024 and 2025, subordinated borrowings were ¥414,500 million and ¥414,500 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of NHI shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of NHI shares is adjusted to reflect all dilutive instruments where NHI shares is potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

The following table presents a reconciliation of net income amounts and the numbers of NHI shares used in the calculation of net income attributable to NHI shareholders per share in order to calculate basic and diluted earnings per share amounts for the years ended March 31, 2024 and 2025.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2024	2025
Basic—
Net income attributable to NHI shareholders	¥165,863	¥340,736

Weighted average number of NHI shares outstanding	3,017,128,412	2,955,204,882

Net income attributable to NHI shareholders per share	¥54.97	¥115.30

Diluted—
Net income attributable to NHI shareholders	¥165,701	¥340,463

Weighted average number of NHI shares outstanding	3,144,540,974	3,066,458,811

Net income attributable to NHI shareholders per share	¥52.69	¥111.03

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2024 and 2025 arising from options to purchase common stock issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of NHI shares arising from stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2024.

For the year ended March 31 2025, in addition to the potential issuances above stock-based compensation plans, the potential issuances from newly issued Performance-based stock units (“PSUs”) are reflected to the calculation of diluted EPS, which would have minimal impact on EPS

Antidilutive stock options and other stock-based compensation plans to purchase 1,805,200 and nil of NHI shares were not included in the computation of diluted EPS for the years ended March 31, 2024 and 2025, respectively.

Subsequent Events

On April 25, 2025, the Company adopted a resolution to set up a share buyback program. See Note 17“Shareholders’ equity” for further information.

On May 15, 2025, the Company adopted a resolution to grant RSUs and PSUs. See Note 14 “Deferred compensation awards” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan accounts, which is computed based on compensation of the participants, adjusted for the changes in market interest rate.

In April 2020, certain Japanese entities amended their pension plans. Certain defined benefit pension plans and unfunded lump-sum payment plans were either closed for additional funding or abolished. Defined contribution pension plans and cash balance pension plans have replaced them for future contributions.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥5,681 million and ¥5,798 million as of March 31, 2024 and 2025, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2024 and 2025. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2024	2025
Service cost	¥6,028	¥5,748
Interest cost	3,484	4,039
Expected return on plan assets	(5,658)	(5,664)
Amortization of net actuarial losses	3,021	1,844
Amortization of prior service cost	(1,603)	(441)

Net periodic benefit cost	¥5,272	¥5,526

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 13 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2024 and 2025.

	Millions of yen
	As of or for the year ended March 31
	2024	2025
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥265,143	¥245,439
Service cost	6,028	5,748
Interest cost	3,484	4,039
Actuarial gain	(14,049)	(19,012)
Benefits paid	(15,156)	(17,137)
Amendments of pension benefit plans	—	(883)
Acquisition, divestitures and other	(11)	(7)

Projected benefit obligation at end of year	¥245,439	¥218,187

Change in plan assets:
Fair value of plan assets at beginning of year	¥219,462	¥219,869
Actual return on plan assets	10,219	(364)
Employer contributions	848	748
Benefits paid	(10,660)	(11,730)

Fair value of plan assets at end of year	¥219,869	¥208,523

Funded status at end of year	(25,570)	(9,664)

Amounts recognized in the consolidated balance sheets	¥(25,570)	¥(9,664)

The accumulated benefit obligation (“ABO”) was ¥245,439 million and ¥218,187 million as of March 31, 2024 and 2025, respectively.

In April 2020, defined contribution pension plans and cash balance pension plans were adopted for future contributions following the amendments of pension benefit plans. Certain contributory defined benefit pension plans were closed for additional funding and will be managed within the accumulated funds. Unfunded lump-sum payment plans were abolished and transferred to cash balance plans with the calculated amount of lump-sum retirement payment as of the amendment date.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Plans with ABO in excess of plan assets:
PBO	¥45,899	¥45,064
ABO	45,899	45,064
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥45,899	¥45,064
ABO	45,899	45,064
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2025.

Millions of yen
For the year ended March 31, 2025
Net actuarial loss	¥28,525
Net prior service cost	(5,255)

Total	¥23,270

Pre-tax amounts of Japanese entities’ plans in Accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2026
Net actuarial loss	¥737
Net prior service cost	(541)

Total	¥196

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2024 and 2025.

	March 31
	2024	2025
Discount rate	1.6%	2.3%
Rate of increase in compensation levels	0.5%	0.5%
Interest crediting rate	2.8%	2.9%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans for the year ended March 31, 2024 and 2025.

	Year ended March 31
	2024	2025
Discount rate	1.3%	1.6%
Rate of increase in compensation levels	0.4%	0.5%
Expected long-term rate of return on plan assets	2.6%	2.6%
Interest crediting rate	2.8%	2.8%

Nomura generally determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 8% in equities (including private equity investments), 50% in debt securities, 28% in life insurance company general accounts, and 14% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in portfolio assumptions.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements.”

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2024 and 2025 within the fair value hierarchy.

	Millions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Balance as of March 31, 2024
Pension plan assets:
Private equity and pooled investments(1)	¥—	¥905	¥16,321	¥17,226
Japanese government securities	14,411	—	—	14,411
Investment trust funds and other(2)(3)	—	16,773	27,022	43,795
Life insurance company general accounts	—	74,529	—	74,529
Other assets	—	31,196	—	31,196

Total	¥14,411	¥123,403	¥43,343	¥181,157

	Millions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Balance as of March 31, 2025
Pension plan assets:
Private equity and pooled investments(1)	¥—	¥1,545	¥9,418	¥10,963
Japanese government securities	24,713	—	—	24,713
Investment trust funds and other(2)(3)	—	10,535	20,296	30,831
Life insurance company general accounts	—	75,067	—	75,067
Other assets	—	31,420	—	31,420

Total	¥24,713	¥118,567	¥29,714	¥172,994

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.
(3)

Certain plan assets that are carried at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and 2025, the fair value of these assets was ¥38,712 million and ¥35,529 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within the fair value measurement of plan assets of non-Japanese entities’ plans as of March 31, 2024, ¥92 million, ¥3,388 million and ¥29,753 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. Within the fair value measurement of plan assets of non-Japanese entities’ plans as of March 31, 2025, ¥133 million, ¥3,102 million and ¥24,121 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments.

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2024
	Balance as of April 1, 2023	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2024
Private equity and pooled investments	¥23,078	¥(316)	¥(6,441)	¥16,321
Investment trust funds and other	26,328	2,627	(1,933)	27,022

Total	¥49,406	¥2,311	¥(8,374)	¥43,343

	Millions of yen
	Year ended March 31, 2025
	Balance as of April 1, 2024	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2025
Private equity and pooled investments	¥16,321	¥(3,608)	¥(3,295)	¥9,418
Investment trust funds and other	27,022	(1,245)	(5,481)	20,296

Total	¥43,343	¥(4,853)	¥(8,776)	¥29,714

The fair value measurement of plan assets of non-Japanese entities’ plans classified as Level 3 mainly consists of annuities which amounted to ¥29,753 million and ¥24,121 million as of March 31, 2024 and 2025, respectively. The amount of unrealized gain (loss) of Level 3 assets amounted to ¥105 million and ¥(4,836) million for the years ended March 31, 2024 and 2025, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2024 and 2025 were not significant.

Cash Flows

Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2026	¥17,386
2027	15,261
2028	15,778
2029	14,226
2030	12,818
2031-2035	56,877

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥6,656 million and ¥6,681 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2024 and 2025, respectively.

The contributions to overseas defined contribution pension plans were ¥15,026 million and ¥15,179 million for the years ended March 31, 2024 and 2025, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were ¥9,453 million and ¥10,066 million for the years ended March 31, 2024 and 2025, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Deferred compensation awards:

Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Restricted Stock Units (“RSUs”), Performance Share Units (“PSUs”), Stock Acquisition Rights (“SARs”) Plan A and Plan B, Notional Stock Units (“NSUs”), and Collared Notional Stock Units (“CSUs”). SARs Plan A are awards of stock options while RSUs, PSUs, SARs Plan B, NSUs and CSUs are all analogous to awards of restricted common stock. As of March 31, 2025, the numbers of outstanding shares and the total unrecognized compensation cost of PSUs were not significant.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.

RSUs

For each of the RSUs, one NHI share is delivered. The awards generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

The grant date fair value per award is determined using the price of NHI shares.

The following table presents activity relating to RSUs for the year ended March 31, 2025.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2024	161,583,000	¥459	1.0
Granted	49,572,200	857
Forfeited	(5,523,160)	606
Delivered	(69,428,830)	459

Outstanding as of March 31, 2025	136,203,210	¥598	0.9

The weighted-average grant date fair value per award for the year ended March 31, 2024 and 2025 was ¥466 and ¥857, respectively.

The total fair value of RSUs vested during the years ended March 31, 2024 and 2025 was ¥36,607 million and ¥62,719 million, respectively. The total value of units delivered during the years ended March 31, 2024 was ¥ 34,362 million. A total of 45,870,222 shares were delivered during the year ended March 31, 2025 with a total value of ¥ 63,041 million. The aggregate value of RSUs outstanding as of March 31, 2025 was ¥123,700 million.

As of March 31, 2025, total unrecognized compensation cost relating to nonvested RSUs was ¥12,459 million which is expected to be recognized over a weighted average period of 1.8 years.

Nomura withholds vested RSUs to meet employer statutory tax withholding requirements of employees arising on either vesting of the awards or delivery of the Company’s common stock. The total cash paid to tax authorities to settle these requirements was ¥12,669 million and ¥20,583 million during the year ended March 31, 2024 and 2025. These cash flows are classified as outflows from financing activities in the consolidated statements of cash flows.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SARs Plan B

In prior years, the Company issued SARs Plan B linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.

The grant date fair value of SARs Plan B is determined using the price of NHI shares.

No new SARs Plan B have been granted since April 1, 2018.

The numbers of outstanding shares of SARs Plan B as of March 31, 2024 and 2025 were not significant.

The total unrecognized compensation cost relating to SARs Plan B during the years ended March 31, 2024 and 2025 were not significant.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to RSUs and SARs for the years ended March 31, 2024 and 2025 were ¥35,577 million and ¥38,381 million, respectively.

Total related tax benefits recognized in the consolidated statements of income relating to RSUs for the years ended March 31, 2024 and 2025 were not significant. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12 “Earnings per share” for further information.

There were no significant modifications of RSUs or SARs Plan B during the years ended March 31, 2024 and 2025.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NSUs and CSUs

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock. NSUs replicate the key features of SARs Plan B described above but are settled in cash rather than exercisable into NHI shares. CSUs are similar to NSUs but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NSUs and CSUs are determined using the price of NHI shares.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2025.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2024	22,491,211	¥949		9,203,390	¥612
Granted	9,098,117	896	(1)	—	—
Vested	(13,915,309)	952	(2)	(5,775,113)	552	(2)
Forfeited	(148,730)			(275,599)

Outstanding as of March 31, 2025	17,525,289	¥854	(3)	3,152,678	¥478	(3)

(1)	Weighted-average price of NHI shares used to determine number of awards granted.
(2)	Weighted-average price of NHI shares used to determine the final cash settlement amount of the awards.
(3)	The price of NHI shares used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2025.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2024 and 2025 were ¥15,936 million and ¥7,995 million, respectively.

Total unrecognized compensation cost relating to nonvested NSUs, based on the fair value of these awards as of March 31, 2025, was ¥608 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years. The total fair value of NSUs which vested during the years ended March 31, 2024 and 2025 was ¥7,479 million and ¥13,249 million, respectively.

Total unrecognized compensation cost relating to nonvested CSUs, based on the fair value of these awards as of March 31, 2025, was ¥124 million. The total fair value of CSUs which vested during the years ended March 31, 2024 and 2025 was ¥3,179 million and ¥3,190 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs and CSUs for the years ended March 31, 2024 and 2025 were ¥186 million and ¥174 million, respectively.

There were no significant modifications of NSUs or CSUs during the years ended March 31, 2024 and 2025.

Subsequent events

On May 15, 2025, the Company adopted a resolution to grant RSUs to certain senior management and employees. A total of 55,950,200 RSUs have been granted which generally have a graded vesting period from one to three years or with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

On May 15, 2025, the Company adopted a resolution to grant PSUs to executive officers of the Company. The base number of shares has been calculated as 769,600 shares, and the number of shares when applying a payout rate of 150% is 1,154,500 shares. PSUs are to deliver NHI shares to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.

On May 23, 2025, Nomura also granted NSUs to senior management and employees in countries where RSUs are less favorably treated for tax or other reasons. These NSUs have a total grant date fair value of ¥8 billion and vesting periods of up to seven years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2024 and 2025. Foreign amounts represent income tax benefits or expense generated from Nomura operations outside of Japan.

	Millions of yen
	Year ended March 31
	2024	2025
Current:
Domestic	¥74,117	¥89,845
Foreign	22,825	23,305

Subtotal	96,942	113,150

Deferred:
Domestic	2,566	9,784
Foreign	(2,878)	1,775

Subtotal	(312)	11,559

Total	¥96,630	¥124,709

The income tax benefit recognized from operating losses for the years ended March 31, 2024 and 2025 was ¥1,787 million, ¥1,901 million and ¥6,086 million, respectively, which is included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system in Japan. The Group Tax Sharing system is only available for a national tax.

Effective statutory tax rate reconciliation

The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2024 and 2025, respectively.

On March 31, 2025, the “Act to partially revise the Income Tax Act and Others” (Act No. 13 of 2025) was enacted in Japan. Under the act, effective from the fiscal year beginning on or after April 1, 2026, the effective statutory tax rate for Nomura will be increased from 31% to 31.5% in Japan. As a result, Nomura revalued its Japan-based deferred tax assets and liabilities that are expected to be realized on or after April 1, 2026 and recognized an increase in net deferred tax liabilities and current year income tax expenses of ¥2,077 million.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2024 and 2025. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of Income (loss) before income taxes.

	Year ended March 31
	2024	2025
Nomura’s effective statutory tax rate	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	3.9	(5.3)
Additional taxable income	0.2	1.3
Non-deductible expenses	6.0	3.2
Non-taxable income	(2.5)	(1.6)
Dividends from foreign subsidiaries	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	(0.2)	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	(0.2)	(2.5)
Effect of changes in foreign tax laws	0.0	0.0
Effect of changes in domestic tax laws	—	0.4
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates	(0.0)	(0.0)
Other	(2.9)	(0.1)

Effective tax rate	35.3%	26.4%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2024 and 2025, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2024	2025
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥41,883	¥38,105
Investments in subsidiaries and affiliates	7,364	310
Valuation of financial instruments	136,834	123,754
Accrued pension and severance costs	11,837	6,571
Other accrued expenses and provisions	83,418	86,813
Operating losses	477,358	462,392
Lease liabilities	48,951	45,937
Other	20,811	19,994

Gross deferred tax assets	828,456	783,876
Less—Valuation allowances	(595,668)	(571,017)

Total deferred tax assets	232,788	212,859

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,611	120,341
Valuation of financial instruments	111,175	107,997
Undistributed earnings of foreign subsidiaries	2,257	3,014
Valuation of fixed assets	22,945	22,930
Right-of-use assets	43,443	41,413
Other	4,404	5,760

Total deferred tax liabilities	293,835	301,455

Net deferred tax assets (liabilities)	¥(61,047)	¥(88,596)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥24,254 million and ¥25,224 million as of March 31, 2024 and 2025, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥85,301 million and ¥113,820 million as of March 31, 2024 and 2025, respectively.

As of March 31, 2025, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥76,310 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes

The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024		2025
Balance at beginning of year	¥515,068		¥595,668
Net change during the year	80,600	(1)	(24,651	)(2)

Balance at end of year	¥595,668		¥571,017

(1)

Primarily includes an increase of ¥83,838 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥3,238 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥80,600 million of allowances increased.

(2)

Primarily includes a decrease of ¥21,610 million of valuation allowances of certain foreign subsidiaries primarily due to a decrease in operating loss carryforwards, and a reduction of ¥3,041 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥24,651 million of allowances decreased.

As of March 31, 2025, total operating loss carryforwards were ¥2,252,303 million, which included ¥327,402 million relating to the Company and domestic subsidiaries, ¥779,578 million relating to foreign subsidiaries in U.K., ¥691,558 million relating to foreign subsidiaries in U.S., ¥393,409 million relating to foreign subsidiaries in Hong Kong, and ¥60,356 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,453,388 million can be carried forward indefinitely, ¥701,498 million expires by March 31, 2035 and ¥97,417 million expires in later fiscal years.

In determining the amount of valuation allowances to be recognized as of March 31, 2025, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence.

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, such strategies are not relied upon as significant positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2024 and 2025. In addition, valuation allowances have not been significantly reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrecognized tax benefits

The following table presents changes in Nomura’s unrecognized tax benefits for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Balance at beginning of year	¥34,763	¥41,437
Increases based on tax positions related to the current period	5,076	6,791
Increases based on tax positions related to the prior periods	608	866
Decreases related to lapse of the applicable statute of limitations	(3,812)	—
Exchange rate fluctuations	4,802	(632)

Balance at end of year	¥41,437	¥48,462

The amounts of unrecognized tax benefits which would reduce Nomura’s effective tax rate in future periods if recognized for the years ended March 31, 2024, and 2025, were ¥5,766 million, ¥10,057 million, and ¥17,561 million, respectively. The remaining balance would not impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance.

There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2024 and 2025.

Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major tax jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2025, depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Examinations by taxing authorities

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2025.

Jurisdiction	Year ended March 31,
Japan	2020(1)
United Kingdom	2016(2)
United States	2022

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2019.
(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2016.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2024 and 2025.

	Millions of yen
	For the year ended March 31, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥242,767	¥201,662	¥(358)	¥201,304	¥444,071
Pension liability adjustment (1)	(32,174)	11,220	1,442	12,662	(19,512)
Own credit adjustments (3)	107,861	(71,965)	(471)	(72,436)	35,425

Total	¥318,454	¥140,917	¥613	¥141,530	¥459,984

	Millions of yen
	For the year ended March 31, 2025
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥444,071	¥(38,121)	¥2,027	¥(36,094)	¥407,977
Pension liability adjustment (1)	(19,512)	11,317	1,090	12,407	(7,105)
Net unrealized gain (loss) on non-trading debt securities (2)	—	(1,147)	—	(1,147)	(1,147)
Own credit adjustments (3)	35,425	12,870	(212)	12,658	48,083

Total	¥459,984	¥(15,081)	¥2,905	¥(12,176)	¥447,808

(1)	See Note 13 “Employee benefit plans” for further information.
(2)	See Note 6 “Non-trading investments” for further information.
(3)	See Note 2 “Fair value measurements” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2024 and 2025.

	Millions of yen
	For the year ended March 31
	2024	2025
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Cumulative translation adjustments:
	¥358	¥(2,027)	Revenue—Other / Non-interest expenses—Other
	—	—	Income tax expense

	358	(2,027)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥358	¥(2,027)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2024	2025
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Pension liability adjustment:
	¥(1,737)	¥(1,464)	Non-interest expenses— Compensation and benefits / Revenue—Other
	295	374	Income tax expense

	(1,442)	(1,090)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,442)	¥(1,090)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2024	2025
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Own credit adjustments:
	¥597	¥315	Revenue—Net gain on trading
	(126)	(103)	Income tax expense

	471	212	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥471	¥212	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

The following table presents changes in shares of NHI shares outstanding for the years ended March 31, 2024 and 2025.

	Number of Shares
	Year ended March 31
	2024	2025
Common stock outstanding at beginning of year	3,003,679,324	2,970,755,160
Decrease of common stock by cancellation of treasury stock	(70,000,000)	—
Common stock held in treasury:
Repurchases of common stock	(80,617,143)	(63,523,657)
Sales of common stock	534	115
Common stock issued to employees	47,695,273	48,981,222
Cancellation of treasury stock	70,000,000	—
Other net change in treasury stock	(2,828)	(1,875)

Common stock outstanding at end of year	2,970,755,160	2,956,210,965

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2024 and 2025, the amounts available for distributions were ¥1,418,959 million and ¥1,405,134 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on NHI shares per share for the years ended March 31, 2024 and 2025 were ¥23.0 and ¥57.0, respectively. Dividend for the year ended March 31, 2025 includes a commemorative dividend of ¥10.0 per share in celebration of the company’s 100th anniversary on December 25, 2025.

On April 26, 2023, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20,000 million and (c) the share buyback ran from May 16, 2023 to March 29, 2024. Under this repurchase program, the Company repurchased 34,368,500 shares of common stock at a cost of ¥20,000 million.

During the year ended March 31, 2024, due to the cancellation of treasury stock on June 1, 2023, total number of issued shares and treasury stock decreased by 70,000,000 shares, respectively.

On January 31, 2024, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 125,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million and (c) the share buyback ran from February 16, 2024 to September 30, 2024. Under this repurchase program, the Company repurchased 109,726,600 shares of common stock at a cost of ¥100,000 million.

In addition to the above, the change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock held by affiliated companies, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots.

Subsequent Events

On April 25, 2025, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) Reasons

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2) Contents of Buyback

a) Type of stock to be purchased

Common Stock

b) Total number of stocks to be purchased

Upper limit of 100,000,000 shares (3.2% of outstanding shares)

c) Total amount of stocks

Maximum of 60,000 million yen

d) Term

May 15, 2025 to December 30, 2025

(Excluding the ten business days following the announcement of quarterly operating results)

e) Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative

Executive Officer or the CFO.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2024 and 2025, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2025 was 7.71% for the common equity Tier 1 capital ratio, 9.21% for the Tier 1 capital ratio and 11.21% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2024 and 2025, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2024 and 2025, the capital adequacy ratio of NFPS also exceeded 120%.

In connection with providing brokerage, clearing, asset management and wealth management services to clients, Nomura maintains segregated accounts to hold financial assets such as cash and securities on behalf of its clients. These accounts are typically governed by stringent statutory or regulatory rules in the relevant jurisdiction where the accounts are maintained in order to protect the clients from loss.

As of March 31, 2024 and 2025, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥54,893 million and ¥110,223 million, respectively. As of March 31, 2024 and 2025, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥992,563 million and ¥1,034,783 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2024 and 2025, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a non-U.S. Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank Luxembourg S.A. (“NBL”) which are subject to the EU Capital Requirements Regulation and local regulations as applied by the regulators in the country of domicile of the subsidiary. NFPE is domiciled in Germany and is regulated by the German regulator (“BaFin”), BNF is domiciled in France and is regulated by the French regulator (“ACPR”) and NBL is domiciled in Luxembourg and is regulated by the Luxembourg regulator (“CSSF”). As of March 31, 2024 and 2025, NEHS, NIP, NBI, NFPE, BNF and NBL were all in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including sales, trading and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, fixed income and securities sales and trading business, advising on securities, corporate finance and wealth management. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”). Nomura also invests in American Century Companies, Inc., that is carried at fair value on a recurring basis through election of the FVO. See Note 2 “Fair value measurements” for further information.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2024 and 2025, Nomura’s ownership of NRI was 23.0% and 23.0% respectively.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2024 and 2025, Nomura’s ownership of NREH was 37.5% and 37.2% respectively.

As of March 31, 2024 and 2025, the carrying value of the investments in equity method investees in the aggregate exceeded Nomura’s equity in the underlying net assets of these equity method investees by ¥27,053 million and ¥31,576 million, respectively, and such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2024 and 2025, and for the years ended March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Total assets	¥3,370,063	¥3,849,351
Total liabilities	2,204,376	2,597,957

	Millions of yen
	Year ended March 31
	2024	2025
Net revenues	¥1,187,696	¥1,254,864
Non-interest expenses	937,551	965,914
Net income attributable to affiliated companies	176,705	209,174

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2024 and 2025, and during the years ended March 31, 2024 and 2025. Investments in American Century Companies, Inc., for which FVO was elected, are not included in Investments in affiliated companies in the following table and are reported within Other assets—Other in the consolidated balance sheets.

	Millions of yen
	March 31
	2024	2025
Investments in affiliated companies	¥452,437	¥497,435
Advances to affiliated companies	9,580	8,954
Other receivables from affiliated companies(1)	24,782	38,351
Other payables to affiliated companies (2)	29,546	26,643

(1)	Includes ROU assets of ¥23,157 million and ¥ 20,664 million as of March 31, 2024 and 2025, respectively.
(2)	Includes operating lease liabilities of ¥23,157 million and ¥ 20,664 million as of March 31, 2024 and 2025, respectively.

	Millions of yen
	Year ended March 31
	2024	2025
Revenues	¥2,172	¥3,887
Non-interest expenses	53,177	52,721
Purchase of software, securities and tangible assets	15,367	44,954

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Carrying amount	¥394,091	¥429,968
Fair value	844,412	919,677

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents equity in earnings of from equity-method investees and dividends from equity-method investees and equity-method investees for which FVO was elected, for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Equity in earnings of equity-method investees(1)	¥45,687	¥52,454
Dividends from equity-method investees and equity-method investees for which FVO was elected(2)(3)	27,770	37,067

(1)	Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income.
(2)	Dividends from equity-method investees for which FVO was elected are reported within Interest and Dividends.
(3)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

Subsequent events

On April 10, 2025, Nomura sold certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for effective utilization of its assets. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third party financing company. As a result of the sale, a gain of approximately ¥56,144 million will be recognized through earnings in the consolidated financial statements for the first quarter of the fiscal year ending March 2026.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below as commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below as commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024	March 31, 2025
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,724,901	¥2,038,836
Other commitments to extend credit	1,380,710	1,199,287

Total	¥3,105,611	¥3,238,123

Commitments to invest	¥31,989	¥25,677

Maturity profile of these commitments as of March 31, 2025:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,038,836	¥2,038,836	¥—	¥—	¥—
Other commitments to extend credit	1,199,287	256,489	449,094	303,339	190,365

Total	¥3,238,123	¥2,295,325	¥449,094	¥303,339	¥190,365

Commitments to invest	¥25,677	¥4,563	¥3,813	¥580	¥16,721

The contractual amounts of these commitments to extend credit represent the maximum amounts at risk assuming the contracts are fully drawn upon, should all the counterparties default, and the value of all collateral or credit mitigations becomes worthless. The total contractual amount of these commitments may not represent actual future cash outflows since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value and quality of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements were ¥94,478 million as of March 31, 2024 and ¥91,877 million as of March 31, 2025.

As of March 31, 2025, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥91,877	¥14,323	¥69,232	¥3,896	¥2,845	¥1,362	¥219

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥2,926 billion for resale agreements and ¥1,408 billion for repurchase agreements as of March 31, 2024 and ¥1,880 billion for resale agreements and ¥1,305 billion for repurchase agreements as of March 31, 2025.

Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥17 billion as of March 31, 2024 and ¥33 billion as of March 31, 2025.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2024 and 2025, a total liability of ¥21,177 million and ¥14,240 million has been recognized, respectively, and reported within the consolidated balance sheets within Other liabilities in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 23, 2025, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥52 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. From RMBS issued between 2005 and 2007, the subsidiaries received repurchase claims totaling $3,203 million, rejecting demands made after the statute of limitations applicable to breach of representation claims expired. Investors initiated breach of contract actions through the trustee from 2011 to 2014. Claims filed within the six-year statute of limitations survived dismissal motions, leading to completed discovery. The Company has been engaged in efforts to resolve the actions outside of Court, and has finalized five settlement agreements with Trustees, dismissing those actions with prejudice, while two remaining Trusts await court proceedings for settlement agreements approved by Certificateholders.

NIP is involved in two Italian civil claims and has been involved in an Italian administrative matter, each described further below relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA (“MPS”) entered into with NIP in 2009 (“Transactions”). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal as well as other civil litigation which has been resolved.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims. In June 2024, York appealed the decision to the Milan Court of Appeal.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018, CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB appealed the Court of Appeal’s decision to the Italian Supreme Court but has now withdrawn its appeal and the proceedings have been discontinued.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks were found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. The fine was provisionally paid as required. In August 2021, NIP and the Company appealed the decision to the European Union’s General Court. In March 2025 the General Court upheld the European Commission’s decision but reduced the amount of NIP’s and the Company’s fine to approximately EUR 125.6 million. In June 2025, NIP and the Company appealed the decision to the Court of Justice of the European Union.

NIP was named as a defendant in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NIP and the remaining defendants have agreed to a settlement with plaintiffs without admitting any wrongdoing. The settlement has received final Court approval.

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Banks’ claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2013. During the year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with seven commercial suits filed with the Bombay High Court, and one commercial suit filed with the City Civil Court of Mumbai, against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were eight of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 5.2 billion in damages, plus interest.

In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.

In May 2025, the Company’s consolidated subsidiary Nomura Securities Co., Ltd., decided to carry out a thorough investigation and provide potential compensation, to a certain extent and depending on individual circumstances, to customers for their damages that occurred due to transactions such as the purchase and sale of securities and other financial instruments, conducted by third parties using clients’ assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A counterparty has asserted a claim against NIP and Nomura Singapore Limited (“NSL”) relating to derivative transactions entered into between the counterparty and either NIP or NSL between 2017 and 2023. The counterparty alleges that they were charged excess sums and suffered damages for breach of contract. To date, no legal proceedings have been issued in respect of the claim.

In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, and financial reporting matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.

For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2024		2025
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥11,286,872	¥613,663,415	¥9,399,725	¥609,318,612
Standby letters of credit and other guarantees(3)	—	3,561,640	—	4,939,056

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)

Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2025.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥9,399,725	¥609,318,612	¥161,262,557	¥205,213,613	¥51,051,118	¥191,791,324
Standby letters of credit and other guarantees	—	4,939,056	4,889,013	39,594	10,426	23

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “Revenue from services provided to customers” for types of products and services offered by each reportable segment and corresponding revenue. Nomura renamed the Retail Division as the “Wealth Management Division,” effective April 1, 2024.

In its Wealth Management, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“Tokumei kumiai”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.

Nomura’s Chief Operating Decision Maker (the “CODM”) is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific KPIs and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

	Millions of yen
	Wealth Management	Investment Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2024
Non-interest revenue	¥395,900	¥149,575	¥875,664	¥125,640	¥1,546,779
Net interest revenue	6,461	4,568	(9,517)	24,050	25,562

Net revenue	402,361	154,143	866,147	149,690	1,572,341
Non-interest expenses(1)	279,682	93,945	812,236	102,287	1,288,150

Income before income taxes	¥122,679	¥60,198	¥53,911	¥47,403	¥284,191

Year ended March 31, 2025
Non-interest revenue	¥440,553	¥181,010	¥1,015,803	¥173,065	¥1,810,431
Net interest revenue	10,934	11,463	42,135	19,071	83,603

Net revenue	451,487	192,473	1,057,938	192,136	1,894,034
Non-interest expenses(1)	280,736	102,882	891,656	145,247	1,420,521

Income before income taxes	¥170,751	¥89,591	¥166,282	¥46,889	¥473,513

(1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.

Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “Other.”

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of Income before income taxes in “Other” for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Net gain (loss) related to economic hedging transactions	¥2,021	¥(5,809)
Realized gain on investments in equity securities held for operating purposes	21,027	1,475
Equity in earnings of affiliates	46,420	51,221
Corporate items	(11,997)	(5,884)
Other(1)	(10,068)	5,886

Total	¥47,403	¥46,889

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2024	2025
Net revenue	¥1,572,341	¥1,894,034
Unrealized gain (loss) on investments in equity securities held for operating purposes(1)	(10,341)	(1,549)

Consolidated net revenue	¥1,562,000	¥1,892,485

Non-interest expenses	¥1,288,150	¥1,420,521
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,288,150	¥1,420,521

Income before income taxes	¥284,191	¥473,513
Unrealized gain (loss) on investments in equity securities held for operating purposes(1)	(10,341)	(1,549)

Consolidated income before income taxes	¥273,850	¥471,964

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2024 and 2025.

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2024 and 2025 and Long-lived assets associated with Nomura’s operations as of March 31, 2024 and 2025. Net revenue in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2024	2025
Net revenue(1):
Americas	¥453,069	¥589,122
Europe	269,292	375,648
Asia and Oceania	56,684	61,730

Subtotal	779,045	1,026,500
Japan	782,955	865,985

Consolidated	¥1,562,000	¥1,892,485

Income (loss) before income taxes:
Americas	¥14,650	¥65,753
Europe	(33,064)	20,348
Asia and Oceania	23,795	50,878

Subtotal	5,381	136,979
Japan	268,469	334,985

Consolidated	¥273,850	¥471,964

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	Year ended March 31
	2024	2025
Long-lived assets:
Americas	¥121,633	¥111,312
Europe	62,063	55,515
Asia and Oceania	33,820	31,656

Subtotal	217,516	198,483
Japan	270,924	270,693

Consolidated	¥488,440	¥469,176

Subsequent events

Nomura established a new Banking Division on April 1, 2025. The new division will leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning. The new Banking Division will be an operating segment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Related party transactions

Nomura makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.

23. Subsequent events

Acquisition of Asset Management Companies within the Macquarie Group

On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH (“the Macquarie acquisition”). The legal transfer of these interests and control of these companies are expected to be completed by the end of December 2025, subject to certain regulatory approvals, at which point these companies will become consolidated subsidiaries of Nomura.

The Macquarie acquisition will be accounted for as a business combination in accordance with ASC 805 “Business Combinations,” and as a result of this acquisition, Nomura will recognize goodwill and certain intangible assets. The acquisition consideration is expected to be approximately $1.8 billion (approximately ¥261.2 billion based on an exchange rate of 1 U.S. dollar = ¥145.12) paid entirely in cash with the final purchase price, subject to certain adjustments based on measures such as assets under management, working capital and indebtedness of the acquired business as at the closing date.

The Macquarie acquisition will be included in the Investment Management division for internal management and segmental reporting purposes after closing.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2024	2025
(ASSETS)
Current Assets
Cash and time deposits		¥234,014	¥149,655
Short-term loans receivable		4,954,878	5,073,550
Accounts receivable		6,874	3,339
Income taxes refund receivable		9,643	—
Others		320,711	275,187

Total Current Assets		5,526,121	5,501,732

Fixed Assets
Tangible fixed assets		32,289	35,808
Buildings		6,752	6,005
Furniture and fixtures		9,334	9,208
Land		210	0
Construction in progress		15,994	20,595
Intangible assets		76,623	76,170
Software		76,623	76,169
Others		0	0
Investments and others		4,991,747	5,468,736
Investment securities	*1	109,850	103,586
Investments in subsidiaries and affiliates (at cost)	*1	2,497,092	2,493,762
Other securities of subsidiaries and affiliates		44,806	50,819
Long-term loans receivable from subsidiaries and affiliates		2,214,233	2,714,583
Long-term guarantee deposits		21,304	21,223
Deferred tax assets		84,059	67,034
Others		20,427	17,752
Allowance for doubtful accounts		(23)	(23)

Total Fixed Assets		5,100,659	5,580,713

TOTAL ASSETS		¥10,626,780	¥11,082,445

		Millions of yen
		March 31
	Notes	2024	2025
(LIABILITIES)
Current Liabilities
Short-term borrowings		¥2,349,226	¥2,919,110
Bond due within one year		287,040	550,231
Collaterals received		75,266	87,275
Accrued income taxes		2,431	6,723
Accrued bonuses		72,073	77,246
Others		90,922	106,542

Total Current Liabilities		2,876,957	3,747,126
Long-term liabilities
Bonds payable		2,971,968	2,684,987
Long-term borrowings		2,017,116	1,935,078
Others		219,842	139,243

Total Long-term liabilities		5,208,926	4,759,308

TOTAL LIABILITIES		8,085,883	8,506,434

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676

Total capital reserves		559,676	559,676
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Earned surplus carried forward		1,537,390	1,548,616

Total earned surplus		1,619,248	1,630,474
Treasury stock		(118,431)	(143,482)

Total shareholders’ equity		2,654,986	2,641,161
Valuation and translation adjustments
Net unrealized gain on investments		28,803	29,008
Deferred gains or loss on hedges		(143,162)	(94,461)

Total valuation and translation adjustments		(114,359)	(65,452)
Subscription rights to shares		270	303

TOTAL NET ASSETS		2,540,897	2,576,011

TOTAL LIABILITIES AND NET ASSETS		¥10,626,780	¥11,082,445

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2024	2025
Operating revenue
Property and equipment fee revenue		¥110,856	¥110,475
Rent revenue		27,823	27,627
Royalty on trademark		45,920	53,505
Dividend from subsidiaries and affiliates		108,572	175,396
Interest from affiliates		239,682	274,818
Others		24,473	23,823

Total operating revenue		557,326	665,643
Operating expenses
Compensation and benefits		54,630	66,935
Rental and maintenance		39,980	39,387
Data processing and office supplies		77,140	85,192
Depreciation and amortization		29,861	29,310
Taxes		3,452	3,006
Others		7,771	8,776
Interest expenses		267,527	305,994

Total operating expenses		480,359	538,600

Operating income		76,967	127,043

Non-operating revenue		16,377	18,346
Non-operating expenses		9,624	4,711

Ordinary income		83,720	140,679

Extraordinary profits
Gain on liquidation of subsidiaries and affiliates		1,619	—
Gain on sales of investment securities		17,993	1,511
Gain on reversal of subscription rights to shares		548	93
Gain on sales of fixed assets		—	69

Total extraordinary profits		20,160	1,673

Extraordinary losses
Loss on sales of investment securities		6	35
Loss on devaluation of investment securities		2,467	190
Loss on liquidation of subsidiaries and affiliates		55	—
Loss on sales of subsidiaries and affiliates		—	3,032
Loss on devaluation of stocks of subsidiaries and affiliates		167	1,132
Loss on sales and retirement of fixed assets		2,311	590

Total extraordinary losses		5,006	4,980

Income before income taxes		98,873	137,372

Income taxes—current		14,968	9,124
Income taxes—deferred		(6,642)	(4,428)

Total income taxes		8,325	4,696

Net income		¥90,548	¥132,675

3. Statements of Changes in Net Assets

(Year ended March 31, 2024)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2023	¥594,493	¥559,676	¥559,676	¥81,858	¥1,544,020	¥1,625,878
Change in the term
Cash dividends					(60,164)	(60,164)
Net Income					90,548	90,548
Repurchases of treasury stock
Sale of treasury stock					(909)	(909)
Cancellation of treasury stock					(36,105)	(36,105)
Other-net

Total change in the year	—	—	—	—	(6,630)	(6,630)

Balance at March 31, 2024	¥594,493	¥559,676	¥559,676	¥81,858	¥1,537,390	¥1,619,248
	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2023	¥(118,377)	¥2,661,670	¥40,198	¥(126,128)	¥(85,930)	¥2,363	¥2,578,102
Change in the term
Cash dividends		(60,164)					(60,164)
Net Income		90,548					90,548
Repurchases of treasury stock	(61,029)	(61,029)					(61,029)
Sale of treasury stock	24,871	23,961					23,961
Cancellation of treasury stock	36,105	—					—
Other-net			(11,395)	(17,034)	(28,429)	(2,093)	(30,521)

Total change in the year	(54)	(6,684)	(11,395)	(17,034)	(28,429)	(2,093)	(37,205)

Balance at March 31, 2024	¥(118,431)	¥2,654,986	¥28,803	¥(143,162)	¥(114,359)	¥270	¥2,540,897

(Year ended March 31, 2025)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2024	¥594,493	¥559,676	¥559,676	¥81,858	¥1,537,390	¥1,619,248
Change in the term
Cash dividends					(112,541)	(112,541)
Net Income					132,675	132,675
Repurchases of treasury stock
Sale of treasury stock					(8,908)	(8,908)
Other-net

Total change in the year	—	—	—	—	11,226	11,226

Balance at March 31, 2025	¥594,493	¥559,676	¥559,676	¥81,858	¥1,548,616	¥1,630,474
	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2024	¥(118,431)	¥2,654,986	¥28,803	¥(143,162)	¥(114,359)	¥270	¥2,540,897
Change in the term
Cash dividends		(112,541)					(112,541)
Net Income		132,675					132,675
Repurchases of treasury stock	(59,006)	(59,006)					(59,006)
Sale of treasury stock	33,955	25,047					25,047
Other-net			205	48,701	48,907	33	48,939

Total change in the year	(25,051)	(13,825)	205	48,701	48,907	33	35,114

Balance at March 31, 2025	¥(143,482)	¥2,641,161	¥29,008	¥(94,461)	¥(65,452)	¥303	¥2,576,011

[Notes to the Financial Statements]

(Significant Accounting Policies)

1. Basis and methods of valuation for financial instruments

(1) Other securities

a. Securities other than shares without market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b. Shares without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3. Depreciation and amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4. Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

5. Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2) Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7. Recognition criteria for revenue and expenses

The primary types of service provided to customers are as follows;

For royalty fees for the use of the “Nomura” trademark, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as “Royalty on trademarks” based on revenue of the service recipient.

For revenue from providing outsourcing services, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as “Other operating revenue” on a straight-line basis.

8. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long-term foreign currency liabilities including long-term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long-term foreign currency liabilities including long-term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

(Significant Accounting Estimates)

1. Realization of deferred tax assets

(1) The following information present deferred tax assets for the year ended March 31, 2024 and March 31, 2025.

March 31,2024 84,059 million yen

March 31,2025 67,034 million yen

(2) Content information which were identified as considerable accounting estimates

The Company recognized deferred tax assets to extent it believes that it is more likely than not that a benefit will be realized against future taxable income in a future deductible amount and unused tax loss carried forward. Future taxable income is computed based on taxable income more likely to be realized in the future, which timing and amount is reasonably estimated. Deferred tax assets are reviewed at the fiscal year end and in case deferred tax assets is determined to have no possible benefit of tax relief in the future, the Company may reduce the deferred tax assets recognized in balance sheets. See “Tax Effect Accounting” in financial statement included in this annual report for further information regarding the deferred tax assets that the Company currently recognize.

(Balance Sheets)

*1. Securities deposited

(March 31, 2024)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥9,884 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2025)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥11,203 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

2. Financial guarantee(1)

(March 31, 2024)
Millions of yen
Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,806,390
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,254,064	(2)
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	932,013	(3)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	763,006
Nomura Global Financial Products Inc.	Derivative transactions	678,354	(3)
Nomura International plc	Derivative transactions	411,451	(3)
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	381,874
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	223,936
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	159,367
Other		344,544	(3)

(March 31, 2025)
Millions of yen
Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	2,695,770
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,986,675	(2)
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	821,199	(3)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	808,271
Nomura International plc	Derivative transactions	511,264	(3)
Nomura Global Financial Products Inc.	Derivative transactions	498,813	(3)
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	408,259
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	212,617
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	179,734
Other		280,572	(3)

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura International (Hong Kong) Limited.
(3)	Includes joint guarantee with Nomura Securities Co., Ltd.

3. Balance with Subsidiaries and Affiliates

Balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2024	2025
Short-term receivables	¥5,274,209	¥5,339,981
Short-term payables	2,389,654	2,993,943
Long-term receivables	2,247,549	2,745,295
Long-term payables	1,134,669	1,798,271

4. Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2024	2025
Total commitment available	¥1,100,000	¥1,100,000
Less amount utilized	819,310	815,803

Balance available	¥280,690	¥284,197

5. Assets pledged

	Millions of yen
	March 31
	2024	2025
Time deposits	¥2,944	¥—

(Statements of Income)

1. Transactions with subsidiaries and affiliates

	Millions of yen
	Year ended March 31
	2024	2025
Operating revenue	¥539,053	¥648,893
Operating expenses	208,664	262,561
Non-operating transactions	5,183	6,237

(Securities)

Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2024
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥434	¥403
Affiliates	81,730	755,585	673,855

	Millions of yen
	March 31, 2025
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥551	¥519
Affiliates	83,723	841,648	757,925

Stocks of subsidiaries and affiliates without market value which are not included in above.

	Millions of yen
	March 31, 2024	March 31, 2025
	Book Value	Book Value
Subsidiaries	¥2,402,813	¥2,406,315
Affiliates	12,518	3,693

Total	¥2,415,331	¥2,410,007

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2024	2025
Deferred tax assets
Loss on devaluation of securities	¥137,653	¥134,369
Deferred loss on hedges	65,544	43,852
Derivatives	—	7,283
Loss carry-forward on local tax	7,632	5,945
Loss on devaluation of fixed assets	2,441	2,411
Others	3,139	2,869

Subtotal of deferred tax assets	216,409	196,730
Valuation allowance for tax loss carryforwards	(6,599)	(4,306)
Valuation allowance for deferred temporary differences	(112,716)	(114,306)

Valuation allowance	(119,315)	(118,612)

Total of deferred tax assets	97,094	78,118
Deferred tax liabilities
Net unrealized gain on investments	(8,503)	(9,169)
Derivatives	(1,629)	—
Deferred gain on hedges	(2,499)	(1,594)
Others	(404)	(321)

Total of deferred tax liabilities	(13,035)	(11,084)

Net deferred tax assets	¥84,059	¥67,034

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2024	2025
Statutory effective tax rate	31.0%	31.0%
Permanent differences excluded from revenues	(35.6)	(40.0)
Permanent differences excluded from expenses	12.2	11.4
Valuation allowance	0.4	(1.7)
Accumulated earning tax of overseas subsidiaries	0.4	4.3
Income taxes—prior year adjustments	0.1	(0.4)
Foreign Tax Credit	(0.2)	(1.0)
Applicable tax rate differences	0.3	0.2
Others	(0.3)	(0.4)

Corporate tax rate after tax effect accounting	8.4	3.4

During the year ended March 31, 2024, certain local tax loss carryforwards expired and related deferred tax assets decreased. As a valuation allowance was provided for these deferred tax assets, there was no significant impact on the income tax ratio.

3. On March 31, 2025, the “Act to Partially Revise the Income Tax Act and Others” (Act No. 13 of 2025) was enacted in Japan. Under this act, effective from the fiscal year beginning on or after April 1, 2026, the “Special Defense Corporation Tax” will be imposed.

As a result, deferred tax assets and deferred tax liabilities expected to be realized or settled on or after April 1, 2026, were revalued using the new statutory effective tax rate of 31.5%, instead of the previous 31%. The impact of this change is not significant.

4. Accounting treatment for corporate tax, local corporate tax, and the related tax effect

The Company applies the Group Tax Sharing System. In addition, the Company follows the “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (Practical Solution No.42, August 12, 2021) for accounting and disclosures of the corporate tax, local corporate tax, and the related tax effect.

(Significant Subsequent Events)

Grant of Restricted Stock Units

On May 15, 2025, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 55,950,200 units (55,950,200 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted. The settlement of the RSUs will be primarily in treasury stock.

Performance Share Units

On May 15, 2025, the Company passed a resolution to grant Performance Share Units (“PSUs”) to executive officers of the Company. The base number of shares has been calculated as 769,600 shares, and the number of shares when applying a payout rate of 150% is 1,154,500 shares. PSUs are to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.

Treasury Stock Buyback

On April 25, 2025, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)Reason to buyback treasury stocks

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock based compensation.

(2) Contents of Buyback

1) Type of stock to be purchased

Common Stock

2) Total number of stocks to be purchased

Upper limit of 100,000,000 shares (3.2% of outstanding shares)

3) Total amount of stocks

Maximum of 60,000 million yen

4) Term

May 15, 2025 to December 30, 2025

(Excluding the ten business days following the announcement of quarterly operating results)

5) Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

[Translation]

Independent Auditor’s Report

June 23, 2025

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

The Audit of the Consolidated Financial Statements

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statements of income, comprehensive income, changes in equity, and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2024 to March 31, 2025, included in the “Financial Information” section.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries (the “Group”) as of March 31, 2025 and the consolidated results of their operations and cash flows for the fiscal year then ended, in accordance with accounting principles generally accepted in the United States of America pursuant to Article 316 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters.

Fair value of certain level 3 financial instruments

Description of Key Audit Matters	Auditor’s Response

The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2025, the Company had ¥1,592 billion and ¥855 billion of primarily financial instrument assets and liabilities recorded at fair value on a recurring basis, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2025. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of certain Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including weighted average cost of capital, growth rates, volatilities, correlations, credit spreads, recovery rates, loss severities, prepayment rates, default probabilities and yields.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the valuation models and significant unobservable inputs used in fair value measurement. This included the testing of model validation controls by various departments within the Company.

Our audit procedures to evaluate the valuation techniques used by the Company included, among others, testing valuation models and significant unobservable inputs.

•  For certain of these financial instruments, we independently developed fair value estimates for which we involved our valuation specialists to assist with the application of these procedures and compared them to the Company’s results, on a sample basis.

•  We also agreed significant unobservable inputs and underlying data used in the Company’s valuation models to information available from third party sources and market data, where available.

•  We evaluated subsequent transactions and considered whether they corroborate or contradict the Company’s year-end valuations.

Other Information

The other information included in the Annual Securities Report comprises information other than the consolidated financial statements, the financial statements, and our auditor’s reports thereon. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group’s reporting process of the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America, matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Audit of the internal control over financial reporting

Opinion on Internal Control over Financial Reporting

We have audited the Group’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Group’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.

An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.

The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control over preparation of the financial statements contained in the “Financial Information” section under the PCAOB Standards, as defined above.

3.

The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Fee-related Information

The fees for the audits of the financial statements of the Company and its subsidiaries and other services provided by us and other EY member firms for the year ended March 31, 2025 are presented in paragraph (3) titled “Status of audit” in Section 4 “Status of Corporate Governance and Other” included in Item 4 “Company Information” in Part 1 of the Annual Securities Report.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2025 and the Group’s internal control over financial reporting as of March 31, 2025. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year, which are included in this report of foreign private issuer on Form 6-K.

[Translation]

Independent Auditor’s Report

June 23, 2025

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

The Audit of the Financial Statements

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the financial statements, which comprise the balance sheet, the statements of income, and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 121st fiscal year from April 1, 2024 to March 31, 2025, included in the “Financial Information” section.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and the results of operations of the Company for the fiscal year then ended, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters.

We determined that there are no key audit matters to communicate in our report.

Other Information

The other information included in the Annual Securities Report comprises information other than the consolidated financial statements, the financial statements and our auditor’s reports thereon. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company’s reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Fee-related Information

Fee-related information is included in the Independent Auditor’s Report in connection with the audit of the consolidated financial statements.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2025. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year, which are included in this report of foreign private issuer on Form 6-K.

EXHIBIT 2

Management’s Report on Internal Control over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO framework”).

There is a possibility that the internal control over financial reporting may not fully prevent or detect misstatements in financial reporting.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2025.

The Company conducts an evaluation of internal controls that have a material impact on overall financial reporting on a consolidated basis (company-wide internal controls), identifies significant consolidated subsidiaries and significant accounts in the consolidated financial statements, and, based on the results of the evaluation, identifies the business processes to be evaluated.

The evaluation scope of internal controls over financial reporting is determined from the perspective of the significance of their impact on the reliability of financial reporting at the Company and significant consolidated subsidiaries in our group. Our group has established the following quantitative criteria for determining significant consolidated subsidiaries to be included in the scope of evaluation:

•	Included in the top 80% of revenues or total assets in the consolidated financial statements, or

•	Revenues or total assets included in the financial statements above individually account for more than 5% of the total.

We have also established the following qualitative criteria to determine the final evaluation scope:

— Consolidated subsidiaries that are exposed to the risk of material misstatement in their financial statements and have business processes that cannot be covered by other consolidated subsidiaries, in consideration of the characteristics of the business

— Significant shared service centers (business centers that consolidate some of the Nomura Group’s corporate functions)

— Consolidated subsidiaries whose likelihood of fraud in the financial reporting is considered to be high.

Based on the above criteria, our company and its 19 consolidated subsidiaries have been designated as important consolidated subsidiaries and have been included in the scope of internal control over financial reporting.

In addition, the Company has selected trading assets and liabilities, securities purchased under agreements to resell and securities sold under agreements to repurchase, commissions, net gain on trading, interest and dividends, and interest expense as accounts that are significantly related to business objectives in the scope of these assessments.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2025.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

1

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2025 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

2